Florianópolis, April 27th, 2006.

CE DF-0007/2006

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N. W., Mail Stop 3 - 2
Washington, D.C. 20549 USA

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760


06013311

Gentleman,

We are enclosing a copy of the First Quarterly 2006 Information Report and the Tractebel Energia's Yearly Information Report of 2005, which were prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Marc Verstraete
Diretor Financeiro e de Relações com Investidores

cc.: Juliana Dager
The Bank Of New York

dlw 5/11

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO	2 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366	CENTRO

3 - CEP	4 - MUNICÍPIO	5 - UF
88015-110	FLORIANÓPOLIS	SC

6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	3221-7316	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
048	3221-7002	-	-	

15 - E-MAIL
previtali@tractebelenergia.com.br

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME	
MARC VERSTRAETE	
2 - ENDEREÇO COMPLETO	3 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366	CENTRO

4 - CEP	5 - MUNICÍPIO	6 - UF
88015-110	FLORIANÓPOLIS	SC

7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
048	3221-7060	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
048	3221-7002	-	-	

16 - E-MAIL
marc@tractebelenergia.com.br

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2006	31/12/2006	1	01/01/2006	31/03/2006	4	01/10/2005	31/12/2005

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
BDO Trevisan Auditores Independentes	00210-0
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
Paulo Ricardo Pinto Alaniz	369.375.330-04

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Unidades)	1 - TRIMESTRE ATUAL 31/03/2006	2 - TRIMESTRE ANTERIOR 31/12/2005	3 - IGUAL TRIMESTRE EX. ANTERIOR 31/03/2005
Do Capital Integralizado			
1 - Ordinárias	652.742.192	652.742.192	464.052.075.236
2 - Preferenciais	0	0	188.690.118.275
3 - Total	652.742.192	652.742.192	652.742.193.511
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA
Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO
Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO
Privada Nacional
4 - CÓDIGO ATIVIDADE
1120 - Energia Elétrica
5 - ATIVIDADE PRINCIPAL
GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA
6 - TIPO DE CONSOLIDADO
Total
7 - TIPO DO RELATÓRIO DOS AUDITORES
Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	RCA	15/12/2005	Juros Sobre Capital Próprio	19/04/2006	ON	0,0608200000

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Unidades)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
02/05/2006	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2006	4 - 31/12/2005
1	Ativo Total	5.282.933	4.987.616
1.01	Ativo Circulante	1.062.312	812.728
1.01.01	Disponibilidades	6.564	9.466
1.01.02	Créditos	890.976	658.025
1.01.02.01	Titulos e Valores Mobiliários	410.811	195.153
1.01.02.02	Consumidores, Concess. e Permissionárias	302.454	287.162
1.01.02.03	Dividendos a Receber de Controladas	78.860	78.860
1.01.02.04	Cauções e Depósitos Vinculados	47.908	47.399
1.01.02.05	Devedores Diversos-Conc.Energia Elétrica	15.630	15.630
1.01.02.06	Créditos da Cta Cons.Combustível-CCC/CDE	31.243	30.553
1.01.02.07	Adiantamento a Fornecedores	4.070	3.268
1.01.03	Estoques	15.836	22.515
1.01.04	Outros	148.936	122.722
1.01.04.01	Alienações, Serv.Curso e Disp.Reembolsar	8.726	9.993
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	76.468	11.486
1.01.04.03	Despesas Pagas Antecipadamente	4.423	10.048
1.01.04.04	Ativo Fiscal Diferido	50.852	81.097
1.01.04.05	Outros	8.467	10.098
1.02	Ativo Realizável a Longo Prazo	394.460	358.684
1.02.01	Créditos Diversos	122.541	98.534
1.02.01.01	Concessionárias e Permissionárias	7.561	10.617
1.02.01.02	Devedores Diversos-Conc.Energia Elétrica	24.191	27.697
1.02.01.03	Alienação de Bens e Direitos	90.789	60.220
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	271.919	260.150
1.02.03.01	Tributos e Contrib. Sociais a Recuperar	7.231	7.136
1.02.03.02	Depósitos Judiciais	84.828	64.822
1.02.03.03	Ativo Fiscal Diferido	178.599	186.877
1.02.03.04	Outros	1.261	1.315
1.03	Ativo Permanente	3.826.161	3.816.204
1.03.01	Investimentos	909.588	887.117
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	907.472	885.001
1.03.01.03	Outros Investimentos	2.116	2.116
1.03.02	Imobilizado	2.916.573	2.929.087
1.03.03	Diferido	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2006	4 - 31/12/2005
2	Passivo Total	5.282.933	4.987.616
2.01	Passivo Circulante	1.086.920	1.127.692
2.01.01	Empréstimos e Financiamentos	187.092	194.135
2.01.02	Debêntures	16.166	10.286
2.01.03	Fornecedores	146.706	140.718
2.01.04	Impostos, Taxas e Contribuições	18.765	36.372
2.01.05	Dividendos a Pagar	495.487	495.487
2.01.05.01	Dividendos Prop./Juros s/Capital Próprio	495.487	495.487
2.01.06	Provisões	80.505	90.679
2.01.06.01	Contingências	23.306	41.595
2.01.06.02	Obrigações Estimadas	57.199	49.084
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	142.199	160.015
2.01.08.01	Compensação Financ.p/Utiliz.Rec.Hídricos	8.334	12.017
2.01.08.02	Benefício Pós-Emprego	48.526	81.020
2.01.08.03	Operações com Derivativos	54.316	46.181
2.01.08.04	Outros	31.023	20.797
2.02	Passivo Exigível a Longo Prazo	1.136.593	1.173.963
2.02.01	Empréstimos e Financiamentos	553.071	601.949
2.02.02	Debêntures	199.322	198.348
2.02.03	Provisões	97.845	125.149
2.02.03.01	Contingências	97.210	102.606
2.02.03.02	Obrigações Estimadas	635	22.543
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	286.355	248.517
2.02.05.01	Tributos e Contribuições Sociais	6.024	6.230
2.02.05.02	Benefícios Pós-Emprego	243.799	205.755
2.02.05.03	Passivo Fiscal Diferido	36.532	36.532
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	3.059.420	2.685.961
2.05.01	Capital Social Realizado	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	148.500	148.500
2.05.04.01	Legal	148.257	148.257
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	243	243

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2006	4 -31/12/2005
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	373.459	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2006 a 31/03/2006	4 - 01/01/2006 a 31/03/2006	5 - 01/01/2005 a 31/03/2005	6 - 01/01/2005 a 31/03/2005
3.01	Receita Bruta de Vendas e/ou Serviços	639.639	639.639	600.901	600.901
3.01.01	Suprimento de Energia Elétrica	551.255	551.255	513.989	513.989
3.01.02	Fornecimento de Energia Elétrica	82.891	82.891	81.942	81.942
3.01.03	Serviço Prestado	3.563	3.563	3.291	3.291
3.01.04	Venda de Cinzas	1.655	1.655	1.470	1.470
3.01.05	Outras	275	275	209	209
3.02	Deduções da Receita Bruta	(55.650)	(55.650)	(77.276)	(77.276)
3.02.01	Impostos e Contribuições	(48.028)	(48.028)	(76.293)	(76.293)
3.02.02	Pesquisa e desenvolvimento	(6.228)	(6.228)	0	0
3.02.03	Repasse - CCC/CDE - Venda de Cinzas	(1.394)	(1.394)	(983)	(983)
3.03	Receita Líquida de Vendas e/ou Serviços	583.989	583.989	523.625	523.625
3.04	Custo de Bens e/ou Serviços Vendidos	(218.627)	(218.627)	(235.739)	(235.739)
3.04.01	Pessoal	(17.916)	(17.916)	(15.632)	(15.632)
3.04.02	Material	(3.118)	(3.118)	(3.667)	(3.667)
3.04.03	Serviço de Terceiro	(8.065)	(8.065)	(7.573)	(7.573)
3.04.04	Combustível p/ Produção Energia Elétrica	(23.368)	(23.368)	(29.859)	(29.859)
3.04.05	Compens.Financ. p/Utiliz.Rec. Hídricos	(12.010)	(12.010)	(11.538)	(11.538)
3.04.06	Depreciação / Amortização	(39.492)	(39.492)	(40.121)	(40.121)
3.04.07	Energia Elétrica Comprada p/Revenda	(113.699)	(113.699)	(114.439)	(114.439)
3.04.08	Outros	(959)	(959)	(12.910)	(12.910)
3.05	Resultado Bruto	365.362	365.362	287.886	287.886
3.06	Despesas/Receitas Operacionais	(50.473)	(50.473)	(44.874)	(44.874)
3.06.01	Com Vendas	(39.932)	(39.932)	(28.587)	(28.587)
3.06.01.01	Encargos de Uso da Rede Elétrica	(39.278)	(39.278)	(26.362)	(26.362)
3.06.01.02	Outras	(654)	(654)	(2.225)	(2.225)
3.06.02	Gerais e Administrativas	(41.993)	(41.993)	(29.139)	(29.139)
3.06.02.01	Pessoal	(7.775)	(7.775)	(7.007)	(7.007)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2006 a 31/03/2006	4 - 01/01/2006 a 31/03/2006	5 - 01/01/2005 a 31/03/2005	6 - 01/01/2005 a 31/03/2005
3.06.02.02	Serviço de Terceiro	(5.197)	(5.197)	(4.082)	(4.082)
3.06.02.03	Depreciação / Amortização	(308)	(308)	(324)	(324)
3.06.02.04	Provisões Operacionais, líquida	(12.797)	(12.797)	(11.941)	(11.941)
3.06.02.05	Pesquisa e Desenvolvimento	(9.635)	(9.635)	0	0
3.06.02.06	Taxa de Fiscalização	(2.003)	(2.003)	(1.851)	(1.851)
3.06.02.07	Contribuições e Doações	(1.089)	(1.089)	(923)	(923)
3.06.02.08	Outras	(3.189)	(3.189)	(3.011)	(3.011)
3.06.03	Financeiras	10.981	10.981	(18.950)	(18.950)
3.06.03.01	Receitas Financeiras	25.332	25.332	12.218	12.218
3.06.03.01.01	Rendas de Aplicações Financeiras	13.746	13.746	9.785	9.785
3.06.03.01.02	Variações Monetárias Ativas	3.172	3.172	809	809
3.06.03.01.03	Recuperação de Despesas Financeiras	6.282	6.282	0	0
3.06.03.01.04	Outras	2.132	2.132	1.624	1.624
3.06.03.02	Despesas Financeiras	(14.351)	(14.351)	(31.168)	(31.168)
3.06.03.02.01	Encargos de Emprést.,Financ.e Debêntures	(23.632)	(23.632)	(22.389)	(22.389)
3.06.03.02.02	Encargos de Prov.Operacionais, líquida	(2.105)	(2.105)	(2.275)	(2.275)
3.06.03.02.03	Encargos de Tributos e Contrib. Sociais	(105)	(105)	(7.145)	(7.145)
3.06.03.02.04	Encargos de Obrig.Contr. Fundação ELOS	(1.975)	(1.975)	(1.606)	(1.606)
3.06.03.02.05	Variação Monetária de Debêntures	(974)	(974)	0	0
3.06.03.02.06	Var. Monet. Prov.Operacionais, líquida	(772)	(772)	(1.333)	(1.333)
3.06.03.02.07	Var. Monet. Obrig.Contr. Fundação ELOS	(1.362)	(1.362)	(1.810)	(1.810)
3.06.03.02.08	Variação Monetária - Outras	(2.135)	(2.135)	(169)	(169)
3.06.03.02.09	Var.Cambial Empréstimos e Financiamentos	32.505	32.505	8.232	8.232
3.06.03.02.10	Var.Cambial Aplicações Financeiras	(1.004)	(1.004)	905	905
3.06.03.02.11	Variação Cambial - Outras	25	25	(526)	(526)
3.06.03.02.12	Perdas com Swap de Taxa de Câmbio/Juros	(10.042)	(10.042)	(226)	(226)
3.06.03.02.13	Outras	(2.775)	(2.775)	(2.826)	(2.826)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2006 a 31/03/2006	4 - 01/01/2006 a 31/03/2006	5 - 01/01/2005 a 31/03/2005	6 - 01/01/2005 a 31/03/2005
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	20.471	20.471	31.802	31.802
3.06.06.01	Equivalência Patrimonial	21.858	21.858	33.489	33.489
3.06.06.02	Amortização Ágio na Partic. Empresas	(1.687)	(1.687)	(1.687)	(1.687)
3.06.06.03	Equiv.Patrim.s/Ajuste Exercício Anterior	300	300	0	0
3.07	Resultado Operacional	314.889	314.889	243.012	243.012
3.08	Resultado Não Operacional	51.668	51.668	(58)	(58)
3.08.01	Receitas	78.432	78.432	28	28
3.08.02	Despesas	(26.764)	(26.764)	(86)	(86)
3.09	Resultado Antes Tributação/Participações	366.557	366.557	242.954	242.954
3.10	Provisão para IR e Contribuição Social	496	496	(68.912)	(68.912)
3.10.01	Contribuição Social	0	0	(13.963)	(13.963)
3.10.02	Imposto de Renda	496	496	(54.949)	(54.949)
3.11	IR Diferido	(23.247)	(23.247)	(1.815)	(1.815)
3.11.01	Contribuição Social	(31.040)	(31.040)	(4.881)	(4.881)
3.11.02	Imposto de Renda	7.793	7.793	3.066	3.066
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	343.806	343.806	172.227	172.227
	NÚMERO AÇÕES, EX-TESOURARIA (Unidades)	652.742.192	652.742.192	652.742.193.511	652.742.193.511
	LUCRO POR AÇÃO	0,52671	0,52671	0,00026	0,00026
	PREJUÍZO POR AÇÃO				

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2006 a 31/03/2006	4 - 01/01/2006 a 31/03/2006	5 - 01/01/2005 a 31/03/2005	6 - 01/01/2005 a 31/03/2005

04.01 - NOTAS EXPLICATIVAS

NOTA 1 - CONTEXTO OPERACIONAL

A Companhia é concessionária de uso de bem público, na condição de produtor independente, e tem como atividade a geração e comercialização de energia elétrica, cuja regulamentação está subordinada à Agência Nacional de Energia Elétrica – ANEEL, vinculada ao Ministério de Minas e Energia.

Sua capacidade instalada, incluindo a propriedade indireta das UHEs Itá e Cana Brava e da Unidade de Cogeração Lages, é de 5.860 MW, dos quais 79,30% em usinas hidrelétricas e 20,70% em termelétricas.

A capacidade de fornecimento de energia elétrica da Companhia, incluindo os contratos para compra de longo prazo firmados com a controlada Itá Energética S.A. - ITASA e com a Companhia de Interconexão Energética – CIEN, é de 5.968 MW.

NOTA 2 - APRESENTAÇÃO DAS INFORMAÇÕES TRIMESTRAIS

Os valores apresentados nas Informações Trimestrais – ITR (textos e tabelas) estão expressos em milhares (de reais e outras moedas), exceto onde indicado de maneira diferente.

As notas explicativas às Demonstrações Financeiras de 31.12.2005 complementam as notas destas Informações Trimestrais, apresentadas de formas resumidas.

Práticas Contábeis

As Informações Trimestrais foram elaboradas segundo as práticas contábeis adotadas no Brasil, as quais são consistentes com aquelas adotadas nas Demonstrações Financeiras de 31.12.2005 e Informações Trimestrais anteriores, exceto pelas mudanças de critérios contábeis, a partir de 01.01.2006, a saber:

a) Provisão para grandes manutenções

A prática contábil adotada para o reconhecimento da provisão para grandes manutenções do parque gerador da Companhia foi modificada, em atendimento à Interpretação Técnica nº 01/2006, do Instituto dos Auditores Independentes do Brasil – IBRACON (ver Nota 19-c).

b) Aplicação de recursos em pesquisa e desenvolvimento

A companhia, de acordo com a legislação em vigor, está obrigada a aplicar, anualmente, o montante de, no mínimo, um por cento (vinte e cinco centésimos por cento, até 31.12.2005) de sua receita operacional líquida em pesquisa e desenvolvimento do setor elétrico.

A Companhia, a partir de 01.01.2006, alterou o critério de contabilização da aplicação destes recursos em pesquisa e desenvolvimento, conforme orientação contida em Interpretação Técnica nº 03/2006, do Instituto dos Auditores Independentes do Brasil – IBRACON.

04.01 - NOTAS EXPLICATIVAS

O procedimento contábil que vinha sendo praticado pela Companhia e que prevalecia no setor elétrico brasileiro era o de registrar a aplicação destes recursos a medida em que os programas eram executados e os gastos incorridos. Esse procedimento prejudicava o atendimento ao princípio do confronto da receita e despesa, uma vez que o mês da aplicação dos recursos não coincidia com o da competência da receita.

De acordo com o novo procedimento contábil, a parcela da receita da Companhia destinada à aplicação em programas de pesquisa e desenvolvimento do setor elétrico está sendo reconhecida no mesmo mês de competência da receita, na rubrica "Aplicação em pesquisa e desenvolvimento", no grupo Dedução da Receita Operacional Bruta.

As obrigações da Companhia correspondentes aos projetos de pesquisa e desenvolvimento relativos aos períodos anteriores ao do ciclo de receita de 2006, no montante de R$ 9.635, foram reconhecidas, no primeiro trimestre de 2006, na rubrica "Pesquisa e desenvolvimento", no grupo Despesas Operacionais.

c) Subvenção de combustível (CCC/CDE)

De acordo com a orientação contida em Despacho nº 657/2006 da Agência Nacional de Energia Elétrica – ANEEL, o registro do consumo de combustível fóssil adquirido com recursos da CCC/CDE que vinha sendo registrado na receita operacional, na rubrica "Subvenção Combustível – CCC/CDE" passou a ser apresentado como conta retificadora do custo de produção de energia elétrica, na conta "combustível para produção de energia elétrica". O montante de R$ 97.124, apresentado na receita de subvenção nas Informações Trimestrais de 31.03.2005, foi reclassificado, de modo a permitir uma melhor análise comparativa entre os trimestres apresentados.

Demonstrações financeiras consolidadas

São eliminados os investimentos da investidora no capital das investidas, bem como os saldos ativos e passivos e as receitas e despesas decorrentes de operações entre as companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA são consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado.

04.01 - NOTAS EXPLICATIVAS

NOTA 3 - TÍTULOS E VALORES MOBILIÁRIOS

	Controladora		Consolidado	
	31.03.2006	31.12.2005	31.03.2006	31.12.2005
Certificado de Depósito Bancário – CDB	147.220	12.608	214.791	55.780
Certificado de Depósito Interbancário – CDI	-	-	62	60
Letras do Tesouro Nacional – LTN	269.024	173.816	269.024	174.890
Letras Financeiras do Tesouro – LFT	73	69	388	69
Notas do Banco Central – NBC - E	18.745	19.749	30.320	31.731
Notas do Tesouro Nacional – NTN - D	-	-	4.591	5.059
Operações Compromissadas com Títulos Públicos Federais	23.986	37.148	71.146	83.137
(-) Garantia de operações de *swaps* no Fundo de Investimentos Exclusivo	(36.341)	(36.341)	(36.341)	(36.341)
	422.707	**207.049**	**553.981**	**314.385**
(-) Provisão para perdas em aplicações financeiras	(11.896)	(11.896)	(17.427)	(17.427)
	410.811	**195.153**	**536.554**	**296.958**

A Companhia possui Fundo de Investimentos Exclusivo composto por LTN, operações compromissadas e operações de *swaps* realizadas no mercado de balcão, em que o Fundo fica ativo em moeda estrangeira (Dólar, Euro e Libra) e passivo em CDI. As aplicações neste Fundo estão segregadas nas demonstrações financeiras de acordo com as suas naturezas.

O saldo do Fundo inclui o valor de R$ 36.341, relativo a garantia contratual para as operações de *swaps* existentes no Fundo, o qual somente poderá ser resgatado quando do vencimento do último contrato de *swap*, em dezembro de 2006, e está apresentado no ativo circulante, na rubrica "Cauções e depósitos vinculados".

A provisão para perdas em aplicações financeiras refere-se a aplicações em CDB que a Companhia e sua controladora Companhia Energética Meridional – CEM possuem no Banco Santos, o qual teve a falência decretada em 2005.

04.01 - NOTAS EXPLICATIVAS

NOTA 4 – CONSUMIDORES, CONCESSIONÁRIAS E PERMISSIONÁRIAS

	Controladora				
	31.03.2006				31.12.2005
	Vincendos	Vencidos		Total	Total
		até 90 dias	mais de 90 dias		
Circulante					
Consumidores livres	30.046	225	239	30.510	28.870
Concessionárias	183.854	-	-	183.854	178.112
Comercializadoras	64.390	-	-	64.390	67.753
Exportação	9.000	-	740	9.740	1.940
Transações no âmbito do CCEE/MAE	123.758	-	11.947	135.705	132.232
	411.048	**225**	**12.926**	**424.199**	**408.907**
(-) Provisão para créditos de liquidação duvidosa	(109.845)	-	(11.900)	(121.745)	(121.745)
	301.203	**225**	**1.026**	**302.454**	**287.162**
Longo prazo					
Transações no âmbito do CCEE/MAE	7.561	-	-	7.561	10.617
	7.561	**-**	**-**	**7.561**	**10.617**

	Consolidado				
	31.03.2006				31.12.2005
	Vincendos	Vencidos		Total	Total
		até 90 dias	mais de 90 dias		
Circulante					
Consumidores livres	59.860	236	239	60.335	54.971
Concessionárias	186.384	-	-	186.384	180.651
Comercializadoras	54.435	-	-	54.435	54.787
Exportação	9.000	-	740	9.740	1.940
Transações no âmbito do CCEE/MAE	124.557	-	13.944	138.501	135.125
	434.236	**236**	**14.923**	**449.395**	**427.474**
(-) Provisão para créditos de liquidação duvidosa	(110.470)	-	(12.029)	(122.499)	(122.499)
	323.766	**236**	**2.894**	**326.896**	**304.975**
Longo prazo					
Transações no âmbito do CCEE/MAE	7.561	-	-	7.561	10.617
	7.561	**-**	**-**	**7.561**	**10.617**

Os valores vencidos há mais de 90 dias relativos a transações no âmbito do CCEE/MAE referem-se a débitos de agentes inadimplentes na 1ª liquidação do Mercado Atacadista de Energia Elétrica - MAE, realizada em 30.12.2002. Tais valores estão sendo objeto de negociações bilaterais. Contudo, em razão das incertezas de recebimento do referido débito, a Companhia mantém provisão para créditos de liquidação duvidosa, independentemente das ações aplicáveis ao caso.

A provisão para devedores duvidosos sobre os valores vincendos foi constituída em virtude de incertezas quanto à realização de créditos decorrentes de transações ocorridas no âmbito do MAE no período de setembro de 2000 a setembro de 2002, cujos agentes devedores ingressaram com ações judiciais por discordarem da interpretação adotada por aquele órgão, relativamente às disposições do Acordo Geral do Setor Elétrico.

NOTA 5 - TRIBUTOS E CONTRIBUIÇÕES SOCIAIS A RECUPERAR

	Controladora		Consolidado	
	31.03.2006	31.12.2005	31.03.2006	31.12.2005
Circulante				
ICMS	42.527	40.354	44.056	41.459
Imposto de renda	55.761	5.538	57.031	7.857
Contribuição social	19.397	2.806	19.677	3.092
COFINS	-	1.923	52	3.174
Outros	134	616	145	888
	117.819	**51.237**	**120.961**	**56.470**
(-) Provisão para perdas na recuperação de créditos de ICMS	(41.351)	(39.751)	(41.351)	(39.751)
	76.468	**11.486**	**79.610**	**16.719**
Longo prazo				
ICMS	2.449	2.692	5.382	5.852
COFINS	3.929	3.652	3.931	3.652
Outros	853	792	863	792
	7.231	**7.136**	**10.176**	**10.296**

A provisão para perdas na realização de crédito acumulado de ICMS decorrente da aquisição de gás natural para produção de energia elétrica na UTE William Arjona, no Estado do Mato Grosso do Sul, foi constituída em virtude da dificuldade de compensação total dos créditos, tendo em vista que a venda de energia elétrica ocorre com diferimento de ICMS, nas operações internas, e com não-incidência de ICMS nas operações interestaduais.

04.01 - NOTAS EXPLICATIVAS

NOTA 6 – ATIVO FISCAL DIFERIDO

	Controladora				
	31.03.2006				31.12.2005
Natureza dos créditos	**Base de cálculo**	**Imposto de renda**	**Contribuição social**	**Total**	**Total**
Provisão para perdas UTE Jacuí	-	-	-	-	27.282
Remuneração das Imobilizações em Curso – RIC	136.668	34.167	-	34.167	34.167
Benefícios pós-emprego	160.902	40.226	14.481	54.707	66.149
Provisão para créditos de liquidação duvidosa	121.745	30.436	10.957	41.393	41.393
Provisão para contingências	120.516	30.129	10.847	40.976	49.028
Provisão para depreciação acelerada UTE William Arjona	31.037	7.759	2.793	10.552	10.836
Provisão para perdas com créditos de ICMS	41.351	10.338	3.722	14.060	13.516
Provisão para grandes manutenções	-	-	-	-	15.706
Provisão para perdas em aplicações financeiras	11.896	2.974	1.071	4.045	4.045
Participação de empregados nos lucros e bônus gerencial	15.000	3.750	1.350	5.100	5.100
Provisão honorários advocatícios	635	159	57	216	215
Prejuízo Fiscal	89.005	22.251	-	22.251	-
Base negativa da contribuição social	22.049	-	1.984	1.984	537
		182.189	47.262	229.451	267.974
Classificação do ativo fiscal diferido:					
Circulante		42.726	8.126	50.852	81.097
Realizável a longo prazo		139.463	39.136	178.599	186.877
		182.189	47.262	229.451	267.974

04.01 - NOTAS EXPLICATIVAS

	Consolidado				
	31.03.2006				31.12.2005
Natureza dos créditos	**Base de cálculo**	**Imposto de renda**	**Contribuição social**	**Total**	**Total**
Provisão para perdas UTE Jacuí	-	-	-	-	27.282
Remuneração das Imobilizações em Curso – RIC	136.668	34.167	-	34.167	34.167
Benefícios pós-emprego	160.902	40.226	14.481	54.707	66.149
Provisão para créditos de liquidação duvidosa	122.499	30.625	11.024	41.649	41.649
Provisão para contingências	123.106	30.776	11.079	41.855	49.800
Provisão para depreciação acelerada UTE William Arjona	31.037	7.759	2.793	10.552	10.836
Provisão para perdas com créditos de ICMS	41.351	10.338	3.722	14.060	13.516
Provisão para grandes manutenções	-	-	-	-	15.777
Provisão para perdas em aplicações financeiras	17.427	4.357	1.569	5.926	5.926
Participação de empregados nos lucros e bônus gerencial	15.000	3.750	1.350	5.100	5.100
Provisão honorários advocatícios	635	159	57	216	215
Prejuízo Fiscal	105.995	26.498	-	26.498	2.692
Base negativa da contribuição social	39.479	-	3.553	3.553	1.544
		188.655	49.628	238.283	274.653
Classificação do ativo fiscal diferido:					
Circulante		45.750	9.214	54.964	82.344
Realizável a longo prazo		142.905	40.414	183.319	192.309
		188.655	49.628	238.283	274.653

A realização dos ativos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere ao ativo fiscal diferido decorrente de prejuízo fiscal e da base negativa da contribuição social, a realização dar-se-á pela compensação de sua base, limitada a 30% dos lucros tributáveis nos períodos subseqüentes.

Conforme mencionado na Nota 10-c, a Companhia, em junho de 2004 e julho de 2005, transferiu 33,33%, em cada ano, do empreendimento Jacuí à Elétrica Jacuí S.A. - ELEJA. Nos termos do contrato de transferência, o então percentual remanescente da Companhia no projeto Jacuí ficou sendo objeto de opções recíprocas de compra, pela ELEJA, e de venda, pela Companhia. Em 28.03.2006, a ELEJA adquiriu da Companhia participação remanescente de 33,34% do projeto Jacuí, passando a ser titular da totalidade do mesmo, mediante exercício da segunda das suas opções de compra previstos no contrato.

Em decorrência deste fato, a Companhia procedeu, no presente trimestre, a reversão da provisão para perdas econômicas, no montante de R$ 303.131. Em conseqüência, a contribuição social diferida de R$ 27.282 foi realizada e o crédito do imposto de renda, no valor de R$ 75.783, não constituído em períodos anteriores em função da Companhia estar aguardando as definições quanto a venda da totalidade do projeto Jacuí, foi reconhecido no resultado do primeiro trimestre de 2006.

04.01 - NOTAS EXPLICATIVAS

O horizonte de realização do ativo fiscal diferido a longo prazo e a sua recuperação através de geração de lucros tributáveis futuros foram estimados conforme abaixo:

	31.03.2006	
	Controladora	Consolidado
Ativo fiscal diferido, registrado		
2007	25.077	27.313
2008	15.250	15.468
2009	23.426	25.427
2010	34.672	34.681
2011 e 2012	66.436	66.692
2013 a 2015	13.738	13.738
	178.599	**183.319**
Ativo fiscal diferido, não registrado		
Após Abril de 2015	**23.850**	**23.850**
	202.449	**207.169**

O ativo fiscal diferido não registrado corresponde a Remuneração das Imobilizações em Curso – RIC. A sua realização ocorre na proporção da depreciação dos respectivos ativos, cujo prazo, atualmente, ultrapassa 10 anos, resultando em ativo fiscal diferido não reconhecido, no valor de R$ 23.850, em observância à Instrução CVM nº 371/02.

NOTA 7 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	Controladora			
	31.03.2006		31.03.2005	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	**366.557**	**366.557**	**242.954**	**242.954**
Diferenças permanentes				
Adições				
Amortização de ágio	-	1.687	-	1.687
Outras	484	544	(84)	205
Exclusões				
Equivalência patrimonial	(22.158)	(22.158)	(33.489)	(33.489)
Provisão para perdas da UTE Jacuí	-	(303.131)	-	-
Remuneração das Imobilizações em Curso – RIC	-	(74.671)	-	(3.408)
(=) Base de cálculo dos tributos no resultado	**344.883**	**(31.172)**	**209.381**	**207.949**
Alíquotas	9%	25%	9%	25%
(=) Contribuição social e imposto de renda	**(31.040)**	**7.793**	**(18.844)**	**(51.987)**
Outros	-	496	-	104
(=) *Contrib. social e imposto renda no* resultado	**(31.040)**	**8.289**	**(18.844)**	**(51.883)**
Composição dos tributos no resultado:				
Corrente	-	496	(13.963)	(54.949)
Diferido	(31.040)	7.793	(4.881)	3.066
	(31.040)	**8.289**	**(18.844)**	**(51.883)**

	Consolidado			
	31.03.2006		31.03.2005	
	Contribuição social	**Imposto de renda**	**Contribuição social**	**Imposto de renda**
Resultado antes dos tributos	**376.632**	**376.632**	**258.956**	**258.956**
Diferenças permanentes				
Adições				
Amortização de ágio	-	1.687	-	1.687
Ajuste de controlada tributada pelo lucro presumido	(1.519)	(1.890)	(2.144)	(2.495)
Outras	634	743	(83)	253
Exclusões				
Ajuste de exercício anterior de controladas	(300)	(300)	-	-
Provisão para perdas da UTE Jacuí	-	(303.131)	-	-
Remuneração das Imobilizações em Curso – RIC	-	(74.671)	-	(3.408)
(=) Base de cálculo dos tributos no resultado	**375.447**	**(930)**	**256.729**	**254.993**
Alíquotas	9%	25%	9%	25%
(=) Contribuição social e imposto de renda	**(33.791)**	**233**	**(23.106)**	**(63.748)**
Outros	19	713	-	125
(=) Contrib. social e imposto renda no resultado	**(33.772)**	**946**	**(23.106)**	**(63.623)**
Composição dos tributos no resultado:				
Corrente	(3.302)	(8.430)	(17.925)	(65.852)
Diferido	(30.470)	9.376	(5.181)	2.229
	(33.772)	**946**	**(23.106)**	**(63.623)**

NOTA 8 – ALIENAÇÃO DE BENS E DIREITOS

Refere-se a valores a receber decorrentes da transferência do projeto Jacuí à Elétrica Jacuí S.A. – ELEJA (ver Nota 10-c). De acordo com as condições contratuais os valores da venda estão sendo atualizados pelo IGP-DI e perfazem, em 31.03.2006, o montante de R$ 90.789 (R$ 60.220 em 31.12.2005).

O saldo atualizado será recebido em 36 parcelas a partir da data de inicio da operação comercial da UTE Jacuí ou da data que se completarem quatro anos, contados a partir da venda e exercícios de opção de compra, o que ocorrer primeiro.

NOTA 9 – INVESTIMENTOS

a) Composição

	Controladora		Consolidado	
	31.03.2006	31.12.2005	31.03.2006	31.12.2005
Participações societárias permanentes avaliadas pelo método de equivalência patrimonial	907.472	885.001	39.815	41.503
Bens e direitos de uso futuro e destinados à alienação	1.742	1.742	1.742	1.742
Outros investimentos	374	374	374	374
	909.588	887.117	41.931	43.619

b) Participações societárias permanentes

			31.03.2006		31.03.2005	31.12.2005
Empresas	Lote de Mil Ações ou Quotas da Cia	Partici-pação em (%)	Lucro (Prejuízo)	Patrimônio Líquido	Lucro	Patrimônio Líquido
Itá Energética S.A. – ITASA	253.607	48,75	5.645	551.586	15.264	545.941
Companhia Energética Meridional - CEM	344.528	99,99	21.323	553.470	16.996	532.009
Lages Bioenergética Ltda	30.530	99,99	2.755	35.172	3.356	32.255
Tractebel Energia Comercializadora Ltda	4.200	99,99	(4.972)	10.111	5.696	13.082
Delta Energética S.A.	10	99,99	-	6	-	6

c) Movimentação dos investimentos

Empresas	Saldo em 31.12.2005	Aumento de Capital	Resultado da Equivalência Patrimonial	Ajuste Exerc. Anterior	Amorti--zação do Ágio	Saldo em 31.03.2006
Itá Energética S.A. – ITASA						
Equivalência Patrimonial	266.146	-	2.752	-	-	268.898
Ágio	10.299	-	-	-	(573)	9.726
Companhia Energética Meridional - CEM						
Equivalência Patrimonial	532.009	-	21.323	139	-	553.471
Ágio	31.204	-	-	-	(1.114)	30.090
Lages Bioenergética Ltda	32.255	-	2.755	161	-	35.171
Tractebel Energia Comercializadora Ltda	13.082	2.000	(4.972)	-	-	10.110
Delta Energética S.A.	6	-	-	-	-	6
	885.001	2.000	21.858	300	(1.687)	907.472

04.01 - NOTAS EXPLICATIVAS

O ágio na aquisição do investimento tem fundamento econômico na expectativa de resultados futuros e está sendo amortizado pelo prazo de 10 anos.

NOTA 10 – ATIVO IMOBILIZADO

a) Composição

	Consolidado					
	31.03.2006				31.12.2005	
	Taxas médias de depreciação	Custo corrigido	Depreciação/ amortização acumulada	Valor líquido	Valor líquido	Empresa
Imobilizações em Serviço						
Intangível						
Direito de exploração UHE Cana Brava	3,2	88.664	(10.508)	78.156	78.868	CEM
Tangível						
Geração Hidráulica						
UHE Salto Santiago	2,5	638.934	(479.146)	159.788	163.658	Controladora
UHE Salto Osório	2,8	297.694	(230.524)	67.170	69.247	Controladora
UHE Passo Fundo	2,5	123.116	(90.596)	32.520	33.267	Controladora
UHE Itá (em consórcio)	2,3	1.781.272	(229.307)	1.551.965	1.560.796	Controladora/ ITASA
UHE Machadinho (em consórcio)	2,4	178.976	(16.810)	162.166	164.143	Controladora
UHE Cana Brava	2,5	871.346	(77.432)	793.914	799.262	CEM
		3.891.338	(1.123.815)	2.767.523	2.790.373	
Geração Térmica						
Complexo Jorge Lacerda	4,3	2.461.700	(1.204.304)	1.257.396	1.271.476	Controladora
UTE Charqueadas	4,4	54.721	(48.513)	6.208	6.577	Controladora
UTE Alegrete	4,1	8.101	(7.247)	854	867	Controladora
UTE William Arjona	4,3	174.498	(68.039)	106.459	107.501	Controladora
Unidade de Cogeração Lages	4,3	68.110	(5.818)	62.292	62.972	Lages
		2.767.130	(1.333.921)	1.433.209	1.449.393	
Sistema de Comunicação	6,1	1.102	(1.102)	-	117	Consolidado
Equipamentos Gerais e Outros	10,0	37.611	(20.672)	16.939	17.375	Consolidado
Total das imobilizações em serviço		6.785.845	(2.490.018)	4.295.827	4.336.126	

04.01 - NOTAS EXPLICATIVAS

Total das imobilizações em serviço	6.785.845	(2.490.018)	4.295.827	4.336.126	
Imobilizações em Curso					
Geração Hidráulica					
UHE Itá (custos retardatários)	4.883	-	4.883	4.972	Controladora/ITASA
UHE Cana Brava (obra de adição)	1.757	-	1.757	1.068	CEM
UHE S. Santiago (obra de adição)	2.677	-	2.677	1.907	Controladora
UHE S. Osório (obra de adição)	17.219	-	17.219	12.538	Controladora
UHE Machadinho (custos retardatários)	103	-	103	92	Controladora
Outros	622	-	622	614	Controladora
	27.261	-	27.261	21.191	
Geração Térmica					
UTE Jacuí	-		-	26.791	Controladora
UTE J. Lacerda (obra de adição)	6.590	-	6.590	14.693	Controladora
UTE Charqueadas (obra de adição)	2.206	-	2.206	1.825	Controladora
Unidade de Cogeração Lages	3.809	-	3.809	4.101	Lages
Outros	243	-	243	91	Controladora
	12.848	-	12.848	47.501	
Equipamentos Gerais e Outros	5.145	-	5.145	5.339	Controladora
	45.254	-	45.254	74.031	
Total das imobilizacões	6.831.099	(2.490.018)	4.341.081	4.410.157	
Obrigações especiais	(9.619)	-	(9.619)	(56.689)	Controladora/Lages
	6.821.480	(2.490.018)	4.331.462	4.353.468	

b) Mutação do ativo imobilizado

	Controladora			Consolidado		
	Em serviço	Em Curso	Total	Em serviço	Em Curso	Total
Saldo em 31.12.2005	**2.921.704**	**63.947**	**2.985.651**	**4.336.126**	**74.031**	**4.410.157**
Aquisições	-	8.242	8.242	30	9.127	9.157
Transferências	10.516	(10.516)	-	10.726	(10.726)	-
Depreciação	(41.074)	-	(41.074)	(51.043)	-	(51.043)
Baixas	(8)	(26.744)	(26.752)	(12)	(27.178)	(27.190)
	2.891.138	**34.929**	**2.926.067**	**4.295.827**	**45.254**	**4.341.081**
Obrigações Especiais	(9.494)	-	(9.494)	(9.619)	-	(9.619)
Saldo em 31.03.2006	**2.881.644**	**34.929**	**2.916.573**	**4.286.208**	**45.254**	**4.331.462**

c) Usina Termelétrica Jacuí

Em junho de 2004 e julho de 2005, a Companhia transferiu 33,33%, em cada ano, do projeto Jacuí à Elétrica Jacuí S.A. - ELEJA. A ELEJA é uma sociedade de propósito específico, controlada por sociedade detentora dos direitos de exploração de jazidas de carvão mineral na região do projeto Jacuí. Nos termos do contrato de transferência, o então percentual remanescente da Companhia no projeto Jacuí ficou sendo objeto de opções recíprocas de compra, pela ELEJA, e de venda, pela Companhia. Em 28.03.2006 a ELEJA adquiriu da Companhia participação remanescente de 33,34% do projeto Jacuí por R$ 31.362, passando a ser titular da totalidade do mesmo, mediante o exercício da segunda das suas opções de compra previstas no contrato. Nos termos do contrato, a ELEJA assumiu a responsabilidade pela conclusão do projeto Jacuí.

Os valores associados aos ativos baixados pela Companhia, em decorrência da venda, pelo exercício da segunda opção de compra, são os seguintes:

Custo bruto	401.138
Remuneração das imobilizações em curso - RIC	(71.263)
Subtotal	329.875
Reversão de provisão	(303.131)
Total	26.744

Adicionalmente, a Companhia baixou as obrigações especiais vinculadas ao projeto Jacuí, no montante de R$ 47.070.

NOTA 11 – FORNECEDORES

	Controladora		Consolidado	
	31.03.2006	31.12.2005	31.03.2006	31.12.2005
Energia elétrica	55.338	42.837	41.042	14.075
Encargos de uso da rede elétrica	37.036	33.254	41.319	37.122
Combustíveis fósseis / biomassa	39.798	46.966	40.023	47.146
Materiais e serviços	14.534	17.661	20.591	23.782
	146.706	**140.718**	**142.975**	**122.125**

NOTA 12 – EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	Controladora					
	31.03.2006			31.12.2005		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	78.298	244.859	323.157	83.420	263.997	347.417
Instituições financeiras	10.300	123.956	134.256	11.097	134.154	145.251
Encargos	13.578	-	13.578	6.054	-	6.054
	102.176	368.815	470.991	100.571	398.151	498.722
Moeda Nacional						
ELETROBRÁS	72.017	158.125	230.142	79.149	174.443	253.592
Instituições financeiras	12.416	26.131	38.547	12.018	29.355	41.373
Encargos	483	-	483	2.397	-	2.397
	84.916	184.256	269.172	93.564	203.798	297.362
	187.092	553.071	740.163	194.135	601.949	796.084

	Consolidado					
	31.03.2006			31.12.2005		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	78.298	244.859	323.157	83.420	263.997	347.417
Instituições financeiras	10.300	123.956	134.256	11.097	134.154	145.251
Encargos	13.578	-	13.578	6.054	-	6.054
	102.176	368.815	470.991	100.571	398.151	498.722
Moeda Nacional						
ELETROBRÁS	72.017	158.125	230.142	79.149	174.443	253.592
Instituições financeiras	60.484	325.473	385.957	59.750	338.544	398.294
Encargos	1.920	-	1.920	3.873	-	3.873
	134.421	483.598	618.019	142.772	512.987	655.759
	236.597	852.413	1.089.010	243.343	911.138	1.154.481

04.01 - NOTAS EXPLICATIVAS

b) Mutação dos empréstimos e financiamentos:

	Controladora			Consolidado		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Saldo em 31.12.2005	**194.135**	**601.949**	**796.084**	**243.343**	**911.138**	**1.154.481**
Transferências	22.760	(22.760)	-	34.975	(34.975)	-
Encargos gerados	17.699	-	17.699	26.025	950	26.975
Variações monetárias geradas	(6.387)	(26.118)	(32.505)	(6.387)	(24.700)	(31.087)
Amortizações	(41.115)	-	(41.115)	(61.359)	-	(61.359)
Saldo em 31.03.2006	**187.092**	**553.071**	**740.163**	**236.597**	**852.413**	**1.089.010**

c) Composição por tipo de moeda estrangeira e indexadores nacionais:

	Controladora					
	31.03.2006			31.12.2005		
	Moeda	Reais	%	Moeda	Reais	%
Moeda estrangeira						
Dólar Americano – USD	143.819	312.433	42,21	142.985	334.686	42,04
Euro – EUR	51.550	135.717	18,34	50.446	139.687	17,55
Libra Esterlina – GBP	6.054	22.841	3,08	6.054	24.349	3,06
		470.991	**63,63**		**498.722**	**62,65**
Moeda nacional						
IVRRJR (baseado na UFIR)		230.142	31,09	-	255.622	32,11
Não indexado		39.030	5,28	-	41.740	5,24
		269.172	**36,37**		**297.362**	**37,35**
		740.163	**100,00**		**796.084**	**100,00**

04.01 - NOTAS EXPLICATIVAS

	Consolidado					
	31.03.2006			31.12.2005		
	Moeda mil	Reais	%	Moeda mil	Reais	%
Moeda estrangeira						
Dólar Americano – USD	143.819	312.433	28,69	142.985	334.686	28,99
Euro – EUR	51.550	135.717	12,46	50.446	139.687	12,10
Libra Esterlina – GBP	6.054	22.841	2,10	6.054	24.349	2,11
		470.991	**43,25**		**498.722**	**43,20**
Moeda nacional						
IVRRJR (baseado na UFIR)		230.142	21,13	-	255.622	22,14
URTJLP		348.847	32,03	-	358.397	31,04
Não indexado		39.030	3,59	-	41.740	3,62
		618.019	**56,75**		**655.759**	**56,80**
		1.089.010	**100,00**		**1.154.481**	**100,00**

d) Variação das moedas estrangeiras e indexadores:

	%	
Moeda – indexador	**31.03.2006**	**31.03.2005**
Dólar Americano – USD	(7,19)	0,44
Libra Esterlina – GBP	(6,20)	(1,57)
Euro – EUR	(4,92)	(4,40)
URTJLP	0,702	0,873

e) Vencimentos dos empréstimos, financiamentos e encargos a longo prazo:

	Controladora					
	31.03.2006			31.12.2005		
	Moeda estrangeira	Moeda nacional	Total	Moeda estrangeira	Moeda nacional	Total
2007	137.587	73.752	211.339	149.010	94.428	243.438
2008	32.434	30.515	62.949	34.947	30.222	65.169
2009	26.644	31.311	57.955	28.708	30.974	59.682
2010	19.743	34.220	53.963	21.273	33.848	55.121
2011	19.743	14.458	34.201	21.273	14.326	35.599
De 2012 até 2024	132.664	-	132.664	142.940	-	142.940
	368.815	**184.256**	**553.071**	**398.151**	**203.798**	**601.949**

04.01 - NOTAS EXPLICATIVAS

	Consolidado					
	31.03.2006			31.12.2005		
	Moeda estrangeira	Moeda nacional	Total	Moeda estrangeira	Moeda nacional	Total
2007	137.587	109.831	247.418	149.010	142.199	291.209
2008	32.434	78.622	111.056	34.947	77.993	112.940
2009	26.644	79.418	106.062	28.708	78.745	107.453
2010	19.743	82.327	102.070	21.273	81.619	102.892
2011	19.743	62.565	82.308	21.273	62.096	83.369
De 2012 até 2024	132.664	70.835	203.499	142.940	70.335	213.275
	368.815	483.598	852.413	398.151	512.987	911.138

f) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Na controladora

Mercado interno
Taxas fixas de 11,90% a 12,00% a.a. (Em 31.12.2005, de 11,90% a 12,00% a.a.)
Taxas flutuantes: 18,29% a.a. (Em 31.12.2005, 19,65% a.a.)

Mercado externo
Taxas fixas de 6,00% a 8,49% a.a. (Em 31.12.2005, de 6,00% a 8,49% a.a.)
Taxas flutuantes de 3,42% a 9,30% a.a. (Em 31.12.2005, de 2,36% a 9,30% a.a.)

No consolidado

Mercado interno
Taxas fixas de 11,90% a 12,00% a.a. (Em 31.12.2005, de 11,90% a 12,00% a.a.)
Taxas flutuantes de 11,25 a 18,29% a.a. (Em 31.12.2005, de 12,00% a 19,65% a.a.)

Mercado externo
Taxas fixas de 6,00% a 8,49% a.a. (Em 31.12.2005, de 6,00% a 8,49% a.a.)
Taxas flutuantes de 3,42% a 9,30% a.a. (Em 31.12.2005, de 2,36% a 9,30% a.a.)

NOTA 13 – DEBÊNTURES

	31.03.2006					31.12.2005
	Circulante			Longo Prazo	Total	Total
	Encargos	Principal	Total			
Tractebel Energia S.A.						
1ª Série	11.873	-	11.873	139.322	151.195	146.893
2ª Série	4.293	-	4.293	60.000	64.293	61.741
Total Controladora	16.166	-	16.166	199.322	215.488	208.634
CEM - (Série Única)	4.461	8.804	13.265	83.103	96.368	93.436
ITASA - (1ª e 2ª Séries)	3.569	8.328	11.897	57.330	69.227	67.216
Total Consolidado	24.196	17.132	41.328	339.755	381.083	369.286

a) Tractebel Energia

Em 11.05.2005, a Comissão de Valores Mobiliários – CVM deferiu o registro de distribuição primária de debêntures simples, mediante subscrição pública, de emissão da Companhia, composta por 20.000 debêntures simples, da forma escritural, não conversíveis em ações da emissora, em duas séries, da espécie sem garantia nem preferência (quirografária).

A 1ª série, composta por 14.000 debêntures, vencerá em 02.05.2011 e terá amortização integral em uma única parcela. Estas debêntures são atualizadas pelo IGP-M e farão jus a uma remuneração que contemplará juros remuneratórios apurados mediante a aplicação de uma taxa percentual fixa de 9,29% ao ano, a partir da data de emissão, incidente sobre o Valor Nominal Unitário das debêntures.

A 2ª série, composta por 6.000 debêntures, vencerá em 02.05.2010 e terá amortização integral em uma única parcela. Estas debêntures fazem jus a uma remuneração equivalente à acumulação de 103,90% da Taxa DI.

b) Companhia Energética Meridional – CEM

Em 19.05.1999, a controlada assinou com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, Contrato de Subscrição e Integralização de Debêntures, tendo sido subscritas e integralizadas, no período de maio a dezembro de 1999, o montante de 7.773 debêntures.

As debêntures são remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, no período de 01.10.1999 até 01.04.2013. O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

A amortização do valor nominal das debêntures teve início em 01.10.2003, e ocorre semestralmente com base em programação de amortização crescente que varia de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 01.04.2013.

c) Itá Energética S.A. – ITASA

Em 07.03.2001, a controlada em conjunto emitiu duas séries de 8.400 debêntures não conversíveis cada uma, para colocação pública, integralizados em 23.03.2001

As debêntures de ambas as séries são atualizadas pelo IGP-M, e fazem juz a juros remuneratórios de 9,4% a.a.

A amortização do valor nominal das debêntures será efetuada em parcelas anuais, com vencimento final em 01.06.2013 e 01.12.2013 da 2ª e 1ª séries, respectivamente.

d) Vencimentos das debêntures a longo prazo

	31.03.2006		31.12.2005	
	Controladora	Consolidado	Controladora	Consolidado
2007	-	17.875	-	17.807
2008	-	18.844	-	18.769
2009	-	19.909	-	19.827
2010	60.000	81.081	60.000	80.990
2011	139.322	160.403	138.348	160.618
De 2012 a 2013	-	41.643	-	40.185
	199.322	339.755	198.348	338.196

NOTA 14 – OBRIGAÇÕES ESTIMADAS

	Controladora			
	31.03.2006			31.12.2005
	Circulante	Longo prazo	Total	Total
Provisões trabalhistas	9.117	-	9.117	9.772
Provisão para grandes manutenções	-	-	-	46.193
Compra de energia elétrica	31.429	-	31.429	-
Provisão bônus gerencial e participação nos resultados	15.000	-	15.000	15.000
Outras	1.653	635	2.288	662
	57.199	635	57.834	71.627

As provisões trabalhistas referem-se às estimativas de 13° salário, férias, gratificação de férias e os respectivos encargos sociais.

A partir de 2006, a Companhia mudou o critério de reconhecimento da provisão para gastos com grandes manutenções de seu parque gerador, em atendimento à Interpretação Técnica nº 01/2006, do Instituto dos Auditores Independentes do Brasil – IBRACON, e ajustou o saldo de 31.12.2005, em contrapartida a conta de Lucros acumulados. (ver Nota 19-c)

Consolidado

O balanço patrimonial consolidado inclui o valor de R$ 167, referente a provisões trabalhistas reconhecidas no passivo circulante da ITASA e da CEM (R$ 114 em 31.12.2005, da ITASA).

NOTA 15 – PROVISÕES PARA CONTINGÊNCIAS

A companhia possui notificações fiscais e cíveis que estão sendo impugnadas administrativamente, bem como processos judiciais que tramitam em diversas instâncias, que na avaliação dos consultores jurídicos se revestem de riscos prováveis. Todos esses processos estão provisionados por valores julgados suficientes para cobertura das contingências, conforme abaixo:

	Controladora			
	31.03.2006		31.12.2005	
	Provisão	Depósitos judiciais	Provisão	Depósitos judiciais
Trabalhistas				
Vínculo empregatício e reintegração	17.213	13.922	17.073	13.589
Periculosidade	660	610	748	600
Horas extras	700	663	684	650
Equiparação salarial e enquadramento funcional	765	241	783	237
Horas in itinere	776	176	757	173
Outras	2.075	3.105	1.992	2.876
	22.189	**18.717**	**22.037**	**18.125**
Cíveis				
Fornecedores	36.959	-	63.097	-
Atingidos pela UHE Itá	1.690	-	1.679	-
Danos emergentes e lucros cessantes	871	562	642	542
Doença ocupacional e acidente do trabalho	21.021	-	20.317	-
Outras	780	-	752	-
	61.321	**562**	**86.487**	**542**
Fiscais				
Contribuição Social	15.397	10.735	14.720	6.678
Imposto de Renda	-	2.540	-	2.447
PIS/COFINS	-	40.434	-	25.624
INSS	21.609	11.840	20.957	11.406
	37.006	**65.549**	**35.677**	**46.155**
	120.516	**84.828**	**144.201**	**64.822**
Classificação das provisões para contingências no Balanço				
Circulante	23.306	-	41.595	-
Longo Prazo	97.210	84.828	102.606	64.822
	120.516	**84.828**	**144.201**	**64.822**

04.01 - NOTAS EXPLICATIVAS

	Consolidado			
	31.03.2006		31.12.2005	
	Provisão	Depósitos judiciais	Provisão	Depósitos judiciais
Trabalhistas				
Vínculo empregatício e reintegração	17.213	13.922	17.073	13.589
Periculosidade	660	610	748	600
Horas extras	700	663	684	650
Equiparação salarial e enquadramento funcional	765	241	783	237
Horas *in itinere*	776	176	757	173
Outras	2.075	3.105	1.992	2.876
	22.189	18.717	22.037	18.125
Cíveis				
Fornecedores	36.959	-	64.334	-
Atingidos pela UHE Itá	3.188	-	3.028	-
Danos emergentes e lucros cessantes	871	562	642	542
Doença ocupacional e acidente do trabalho	21.021	-	20.317	-
Outras	3.116	-	1.674	-
	65.155	562	89.995	542
Fiscais				
Contribuição Social	15.397	10.735	14.720	6.678
Imposto de Renda	-	2.540	-	2.447
PIS/COFINS	-	50.463	-	32.207
INSS	21.609	11.840	20.957	11.406
	37.006	75.578	35.677	52.738
	124.350	94.857	147.709	71.405
Classificação das provisões para contingências no Balanço				
Circulante	24.037	-	42.326	-
Longo Prazo	100.313	94.857	105.383	71.405
	124.350	94.857	147.709	71.405

Em julho de 2005, a Companhia impetrou Mandado de Segurança contra o Delegado da Receita Federal em Florianópolis, por entender que a Instrução Normativa SRF nº 468/2004 invadiu a competência do Poder Legislativo, ao dar novo conceito ao termo "preço predeterminado", previsto no art. 10 da Lei º 10.833/03. A Companhia entende que a acepção do referido termo já está consagrada no Sistema Tributário Nacional e vem sendo usado desde o Decreto-lei nº 1.598/1977, o que implica ser a indigitada Instrução Normativa ilegal.

Em conseqüência, a Companhia está recolhendo o PIS e a COFINS incidentes sobre as receitas decorrentes de contratos firmados anteriormente a 31.10.2003, com prazo superior a um ano e a preço predeterminado, com base no regime de tributação cumulativa previsto na legislação anterior, depositando os valores que entende indevidos em conta vinculada ao Juízo onde tramita a ação.

04.01 - NOTAS EXPLICATIVAS

Na opinião dos consultores jurídicos, o risco de perda da demanda judicial é inferior à chance de êxito, razão pela qual a Companhia não está provisionando o valor não recolhido a partir da competência junho de 2005.

A Companhia é parte, também, em outros processos judiciais que na avaliação dos consultores jurídicos, baseada em experiências com naturezas semelhantes, não apresentam risco provável e, portanto, não foram reconhecidos nas demonstrações financeiras.

Os valores envolvidos estão abaixo discriminados:

	Controladora					
	31.03.2006			31.12.2005		
	Risco possível	**Risco remoto**	**Total**	**Risco possível**	**Risco remoto**	**Total**
Trabalhistas	8.366	10.915	19.281	8.107	9.518	17.625
Cíveis	8.195	18.694	26.889	9.519	18.236	27.755
Fiscais	44.580	5.108	49.688	27.804	4.920	32.724
	61.141	**34.717**	**95.858**	**45.430**	**32.674**	**78.104**

	Consolidado					
	31.03.2006			31.12.2005		
	Risco possível	**Risco remoto**	**Total**	**Risco possível**	**Risco remoto**	**Total**
Trabalhistas	8.366	10.915	19.281	8.107	9.518	17.625
Cíveis	29.359	27.207	56.566	30.903	26.480	57.383
Fiscais	55.693	5.108	60.801	35.464	4.920	40.384
	93.418	**43.230**	**136.648**	**74.474**	**40.918**	**115.392**

Contingência ativa

Em novembro de 2005, o Supremo Tribunal Federal julgou inconstitucional o alargamento da base de cálculo do PIS/COFINS, instituído pela Lei nº 9.718/98.

A Companhia tem processo semelhante aguardando decisão judicial, com provável chance de êxito.

As receitas atingidas pelo alargamento da base de cálculo são, basicamente, a subvenção combustíveis CCC/CDE e receitas financeiras e o valor que a Companhia espera recuperar, atualizados até 31.03.2006, é de R$ 83.952 (R$ 82.054 em 31.12.2005) na Controladora, não reconhecidos nas demonstrações financeiras.

NOTA 16 – CONCESSÕES A PAGAR

A controlada Companhia Energética Meridional – CEM pagará à União pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M:

Ano	Início de pagamento	Histórico		Atualizado	
		Valor anual	Valor total	Valor anual	Valor total
1°	-	1	1	2	2
2° ao 6°	-	-	-	-	-
7° ao 25°	30.08.2004	680	12.920	1.547	29.393
26° ao 35°	30.08.2023	61.280	612.800	139.387	1.393.870
			625.721		1.423.265

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante a União, a CEM registrou o seu valor no ativo intangível em contrapartida com os passivos circulante e exigível a longo prazo.

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência nº 04/97 para a licitação da referida concessão. Até a entrada em operação comercial da usina Cana Brava, a atualização do passivo em função da taxa de desconto e da variação do IGP-M foi capitalizada no ativo intangível e, a partir daí, reconhecida diretamente no resultado.

O saldo desta obrigação, atualizado até 31.03.2006, é de R$ 185.363, sendo R$ 1.537 no passivo circulante e R$ 183.826 no exigível a longo prazo (até 31.12.2005, R$ 179.660, sendo R$ 1.530 no passivo circulante e R$ 178.130 no exigível a longo prazo).

O total devido a longo prazo tem seus vencimentos assim programados:

	31.03.2006	31.12.2005
2007	1.152	1.530
2008	1.537	1.530
2009	1.537	1.530
2010	1.537	1.530
2011	1.537	1.530
De 2012 até 2033	176.526	170.480
	183.826	178.130

NOTA 17 – BENEFÍCIOS PÓS-EMPREGO

Os benefícios pós-emprego mantidos pela Companhia são os seguintes:

a) Plano de Benefícios de Previdência Complementar

A Companhia, através da PREVIG – Sociedade de Previdência Complementar, mantém Plano de Benefícios de Previdência Complementar para seus empregados. A PREVIG é uma entidade fechada de previdência complementar, pessoa jurídica de direito privado, de fins não lucrativos, patrocinada pela Companhia na condição de sua Instituidora e por outras Companhias, pertencentes ao Grupo Suez.

Os Planos de Benefícios administrados pela PREVIG são dos tipos *Benefício Definido e Contribuição Definida.* O Plano de *Benefício Definido* encontra-se fechado para novas inscrições de empregados.

Plano de Benefício Definido

O Plano de *Benefício Definido* tem regime financeiro de capitalização para os benefícios de aposentadoria e pensão e repartição simples para os auxílios, a seguir especificados:

- Complementação de aposentadoria por tempo de serviço;
- Complementação de aposentadoria por invalidez;
- Complementação de aposentadoria por idade;
- Complementação de aposentadoria especial e de ex-combatente;
- Complementação de pensão;
- Complementação de auxílio reclusão; e
- Auxílio funeral.

O benefício inicial de complementação de aposentadoria consiste, basicamente, na diferença entre a média aritmética dos 36 últimos salários reais de contribuição do empregado ao Plano, atualizados, mês a mês, pelos mesmos índices adotados pela Previdência Social, e o valor hipotético do benefício de aposentadoria da Previdência Social, calculado com a aplicação das regras que vigoravam antes da entrada em vigor da Lei nº 9.876, de 26.11.1999. Após sua concessão, a complementação de benefício é reajustada anualmente com base na variação do INPC.

O custeio do Plano de Benefícios é coberto por contribuições dos participantes e da patrocinadora. A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados.

Em 27.03.2006, a Companhia celebrou Contratos de Parcelamento de Contribuições com a PREVIG e ELOS, no montante de R$ 13.410, decorrentes de Contribuições Suplementares destinadas à integralização de Reservas relativas a tempo de serviços passados de responsabilidade da Companhia, vencidas e não pagas, referidas ao período de competência dezembro de 1997 a dezembro de 2004. As parcelas contratadas serão amortizadas em 60 meses, de maio de 2006 a abril de 2011. O saldo devedor será reajustado mensalmente, com base na variação do INPC e sobre o saldo devedor reajustado incidirão juros de 6% a.a.

04.01 - NOTAS EXPLICATIVAS

De igual modo, a Companhia assinou em 27.03.2006, Contrato Particular de Financiamento com a PREVIG e ELOS, para a amortização da Provisão Matemática a Constituir, apurada no Demonstrativo de Resultados da Avaliação Atuarial do Plano em 31.12.2004, no valor de R$ 29.601. A dívida será amortizada no período de maio de 2006 a dezembro de 2023. O saldo devedor será reajustado mensalmente, com base na variação do INPC e sobre o saldo devedor reajustado incidirão juros de 6% a.a.

A Companhia é responsável, também, por 100% do valor das despesas administrativas da PREVIG, as quais são limitadas em 15% do total das respectivas receitas previdenciais. O valor dessas despesas no 1° trimestre de 2006 foi de R$ 525 (R$ 466 no 1° trimestre de 2005).

Anteriormente à constituição da PREVIG, o Plano de *Benefício Definido* era administrado pela Fundação Eletrosul de Previdência e Assistência Social ELOS, patrocinada pela Companhia e por outra empresa, sem solidariedade entre as patrocinadoras. Em outubro de 2002, a Secretaria de Previdência Complementar aprovou a rescisão do Convênio de Adesão com a ELOS e a total transferência de gerenciamento do plano de benefícios para a PREVIG. Apesar da rescisão do Convênio de Adesão, o Plano de Benefícios composto pelos participantes que entraram em gozo de benefícios até 23.12.1997, data da cisão da ELETROSUL, bem como pelos participantes que optaram pelo Benefício Proporcional Diferido até aquela data, continua sob a responsabilidade da Companhia.

Enquanto perdurar esta situação, a Companhia é responsável pelo custeio de 57% do valor das despesas administrativas da ELOS (a parcela restante, de 43%, é custeada pelo Plano de Benefícios da outra patrocinadora desta fundação). As despesas são limitadas em 15% das respectivas receitas previdenciais da ELOS vinculadas a essa massa de participantes e o valor de responsabilidade da Companhia no 1° trimestre de 2006 foi de R$ 263 (R$ 286 no 1° trimestre de 2005).

As partes continuam buscando alternativas àquela aprovada pela SPC para regularizar a situação que se apresenta até o momento.

Em 05.04.2004, a Companhia firmou Convênio de Adesão com a PREVIG passando a oferecer o plano de *Contribuição Definida* aos seus empregados e dando início ao processo de migração prevista no seu regulamento. A efetiva inscrição de participantes no plano de *Contribuição Definida* teve início a partir de janeiro em 2005, sendo que o processo de migração encerrou em 31.07.2005, com a adesão de aproximadamente 94% dos participantes.

As premissas atuariais utilizadas na avaliação dos benefícios estão descritas a seguir:

Hipóteses Econômicas (nominais)

Taxa de desconto (a.a.)	11,25%
Taxa de retorno esperado dos ativos (a.a.)	11,50%
Crescimento salarial futuro	
- Participante ativo (a.a.)	7,50%
- Participante autopatrocinado (a.a.)	5,50%
Crescimento dos benefícios da previdência social (a.a.)	5,50%
Crescimento dos benefícios do Plano patrocinado pela Companhia (a.a.)	5,50%

04.01 - NOTAS EXPLICATIVAS

Inflação	5,50%
Fator de capacidade	
- Salários	100%
- Benefícios	100%

Hipóteses Demográficas

- Tábua de Mortalidade (ativos) - GAM 1983, com ajuste de idade de -1
- Tábua de Mortalidade de Inválidos - IAPB 57
- Tábua de Entrada em Invalidez - TASA27
- Tábua de Rotatividade - T-1 *Experience*
- Idade de Aposentadoria - Primeira data em que completam todas as carências
- % de participantes ativos casados na data da aposentadoria - 90,00%
- Diferença de idade entre participante e cônjuge - Esposas são 4 anos mais jovens que maridos

Outras Hipóteses

- % de participantes com direito à conversão de aposentadoria especial em aposentadoria por tempo de serviço (SB-40), que optarão pela conversão - 100%
- Fator de conversão do SB-40 - 140%

b) Gratificação por Confidencialidade

Consiste no pagamento de uma remuneração ao empregado da carreira gerencial, por ocasião do término do seu vínculo empregatício.

A movimentação do passivo atuarial total, reconhecida no balanço patrimonial em 31.03.2006, está resumida a seguir:

	Plano de Aposentadoria	Gratificação de Confidencialidade	Total
Passivo em 31.12.2005	**285.721**	**1.054**	**286.775**
Despesas do 1° trimestre de 2006	14.563	50	14.613
Contribuições reais da Cia. no 1° trimestre de 2006	(9.040)	-	(9.040)
Benefícios pagos pela Cia. no 1° trimestre de 2006	-	(23)	(23)
Passivo em 31.03.2006	**291.244**	**1.081**	**292.325**

Os valores remanescentes a serem reconhecidos no resultado, no período de abril a dezembro de 2006, relativamente ao plano de Benefícios e Gratificação de Confidencialidade, são os seguintes:

	Plano de aposentadoria	Gratificação de Confidencialidade	Total
Custo do serviço corrente	613	41	654
Custo dos juros	93.365	98	93.463
Rendimento esperado dos ativos do plano	(56.436)	-	(56.436)
Amortização de perdas atuariais	6.258	10	6.268
Contribuição dos empregados	(199)	-	(199)
Total	**43.601**	**149**	**43.750**

As perdas atuariais excedentes a 10% do valor presente das obrigações atuariais, não reconhecidas nas demonstrações financeiras, no valor de R$ 170.353, em 31.12.2005, serão amortizadas anualmente, de forma linear, pelo período de, aproximadamente, 7,27 anos, que corresponde ao tempo médio de contribuição futura estimado para os empregados participantes do plano.

Plano de Contribuição Definida

Além do plano de *Benefício Definido*, a PREVIG passou a administrar outro plano, do tipo *Contribuição Definida*, encerrando o plano inicial para novas inscrições em 05.10.2004, data da aprovação do novo plano, comunicada pela Secretaria de Previdência Complementar - SPC.

No plano de *Contribuição Definida*, do qual fazem parte 94% dos empregados da Companhia (887 participantes), o custeio do Plano de Benefícios é constituído por contribuições básicas dos participantes e da patrocinadora. A contribuição básica da Companhia corresponde ao mesmo valor da contribuição básica de seus empregados. O valor da contribuição da Companhia no 1° trimestre de 2006 foi de R$ 580 (R$ 13 no 1° trimestre de 2005).

A Companhia é responsável pelo custeio de 100% das despesas administrativas do Plano de *Contribuição Definida* até 31.12.2006. A partir daí os mesmos serão rateados entre os participantes do plano. O valor dessas despesas no 1° trimestre de 2006 foi de R$ 105 (R$ 3 no 1° trimestre de 2005).

NOTA 18 - PASSIVO FISCAL DIFERIDO

Encontram-se registrados nesta rubrica o imposto de renda e a contribuição social sobre o lucro líquido, no valor de R$ 36.532 no exigível a longo prazo (R$ 36.532, em 31.12.2005), calculados sobre a provisão de venda de energia elétrica no âmbito do MAE, no valor de R$ 107.446, correspondente ao período de setembro de 2000 a setembro de 2002. Considerando que o valor da receita está sendo contestado judicialmente por agentes que discordam da interpretação adotada pelo MAE na aplicação de determinadas regras de contabilização, segundo o disposto em Despacho da ANEEL, eventual êxito dos agentes impetrantes caracterizará a inexistência da receita e do respectivo ativo, razão pela qual a mesma está sendo tratada como provisão e considerada diferença temporária para fins fiscais.

NOTA 19 – PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 5.000.000, independentemente de reforma estatutária. De acordo com o Regulamento de Listagem do Novo Mercado, a Companhia não poderá emitir ações preferenciais, ou partes beneficiárias. A Companhia não possui ações em tesouraria.

b) Capital social subscrito e integralizado

A Companhia é uma sociedade por ações de capital aberto, constituída de acordo com as leis do Brasil e listada no segmento do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA.

O capital social da Companhia, em 31 de março de 2006, é de R$ 2.445.766, totalmente subscrito e integralizado, e está representado por 652.742.192 ações ordinárias, todas nominativas e sem valor nominal. O valor patrimonial da ação, em 31 de março de 2006 é de R$ 4,69 (R$ 4,11, 31.12.2005).

O quadro societário da Companhia, está assim constituído:

Acionistas	% do Capital	
	31.03.2006	31.12.2005
Suez Energy South America Participações Ltda.	68,73	68,73
Banco Clássico S.A.	10,00	10,00
BNDES Participações S.A. – BNDESPAR	2,80	2,80
União Federal	1,90	1,90
Outros	16,57	16,57
	100,00	100,00

A composição das reservas, está assim constituída:

	31.03.2006	31.12.2005
Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
Reservas de Lucros		
Reserva legal	148.257	148.257
Reserva de retenção de lucros	243	243
	148.500	148.500

O saldo dos dividendos propostos, no valor de R$ 461.391, correspondente a R$ 0,706850 por ação, serão pagos após a deliberação da Assembléia Geral Ordinária.

c) Lucros acumulados – ajuste de exercício anterior

A Companhia, a partir de 01.01.2006, modificou a prática contábil de registro da provisão para grandes manutenções de seu parque gerador, em atendimento à Interpretação Técnica do Instituto dos Auditores Independentes do Brasil – IBRACON, a qual visa à convergência com as Normas Internacionais de Contabilidade.

A prática contábil que vinha sendo adotada pela Companhia e que prevalecia no Brasil, até 31.12.2005, era a de constituir provisão para gastos com grandes manutenções de bens do ativo imobilizado, em base mensal, para refletir o total das despesas e dos gastos a incorrer no período planejado da manutenção.

De acordo com o novo critério contábil, os componentes principais dos bens do imobilizado que precisarem de reposição em intervalos regulares devem ser contabilizados como ativos individuais, separados daqueles bens do imobilizado aos quais se relacionam, e depreciados com base nas vidas úteis destes ativos separados. Os dispêndios incorridos na reposição ou renovação dos componentes são registrados no imobilizado como aquisição de um ativo separado e os ativos substituídos são baixados do imobilizado.

Os efeitos da mudança da prática contábil, no montante de R$ 29.653, líquido de imposto de renda e contribuição social, foram reconhecidos diretamente na conta "Lucros acumulados".

NOTA 20 – INSTRUMENTOS FINANCEIROS

a) Gestão de risco

a.1) Risco de Mercado

A utilização de instrumentos financeiros, pela Companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas. Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

A Companhia tem registrado em seus livros operações de *swap* de taxa de juros no mercado internacional ficando passiva à taxa fixa média de 5,272% a.a. e ativa em Libor US$ seis meses, com início de fluência em 15.10.2001 e término em 16.10.2006, com valor atual de principal de US$ 4.426 mil, equivalente a R$ 9.615 em 31.03.2006, amortizado semestralmente a partir de 15.04.2002.

Em novembro de 2004, aproveitando-se da desvalorização do dólar frente ao real, a Companhia implementou uma política de maior proteção do seu passivo em moeda externa, através de operações de *swaps* no mercado de balcão, utilizando como veículo seu Fundo de Investimentos Exclusivo (ver Nota 3), onde a variação cambial de empréstimos e financiamentos foi trocada pela variação do CDI. Os vencimentos das operações de *swaps* são concomitantes com as datas de vencimento do fluxo de compromissos do passivo em moeda externa, considerando-se um período de vinte e quatro meses a partir de novembro de 2004. As operações são registradas na Cetip e têm

como contraparte, instituições financeiras de comprovada solidez financeira e patrimonial, respeitando os limites de crédito definidos pela Companhia.

Essas operações estão apresentadas nas demonstrações financeiras nas rubricas "Operações com derivativos", no passivo circulante, e "Perdas com operações de *swaps* taxa de câmbio/juros", na despesa financeira, conforme a seguir demonstrado:

	Controladora		Consolidado	
	31.03.2006	31.12.2005	31.03.2006	31.12.2005
Passivo Circulante				
Operações com derivativos	54.316	46.181	72.552	65.876
	31.03.2006	31.03.2005	31.03.2006	31.03.2005
Despesa Financeira				
Perdas com *swaps* de taxa de câmbio/juros	10.042	226	15.494	2.946

A exposição líquida da Companhia ao fator de risco de mercado taxa de câmbio é a seguir demonstrada:

	Controladora		Consolidado	
	31.03.2006	31.12.2005	31.03.2006	31.12.2005
Empréstimos e financiamentos em moeda estrangeira	470.991	498.722	470.991	498.722
Instrumentos de hedge - *swaps*	(86.788)	(96.031)	(120.460)	(146.356)
Aplicações financeiras em moeda estrangeira	(18.745)	(19.749)	(34.911)	(36.790)
Exposição líquida	**365.458**	**382.942**	**315.620**	**315.576**

a.2) Risco de Crédito

Nos contratos bilaterais de longo prazo e nos contratos iniciais de compra e venda de energia, firmados com distribuidoras, a Companhia busca minimizar o seu risco de crédito através da utilização de um mecanismo de constituição de garantias envolvendo os recebíveis de seus clientes.

A partir de 2003, com a redução das vendas de energia elétrica vinculadas aos contratos iniciais, conjugado com a entrada em operação de novas usinas, a Companhia deu inicio à ampliação de sua carteira de clientes, focando clientes industriais, os chamados Consumidores Livres. Para minimizar o risco de crédito diante desses parceiros comerciais foi criada, na Companhia, a área de crédito, cujo escopo do trabalho compreende a análise prévia e o estabelecimento, em conjunto com o Comitê de Crédito, de limite de crédito e garantias a serem exigidas das contrapartes.

Nas operações no mercado financeiro, a Companhia também possui limites de crédito com as instituições financeiras, os quais são revisados periodicamente pelo seu Comitê de Gestão Financeira, com base em avaliação interna e em *ratings* divulgados pelas agências classificadoras de risco.

04.01 - NOTAS EXPLICATIVAS

Conforme mencionado na Nota 3, a Companhia mantém aplicações financeiras em Fundo de Investimentos Exclusivo. O montante das aplicações por instituição financeira está dentro dos limites definidos pela Companhia, através de sua política de créditos para instituições financeiras.

b) Valor de mercado

Nas operações envolvendo instrumentos financeiros, somente nos empréstimos e financiamentos foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis, principalmente em virtude de estes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado, a administração da Companhia utilizou fluxos de caixa futuros descontados a taxas julgadas adequadas para operações semelhantes, ou cotações do mercado internacional, quando disponíveis.

	Controladora			
	31.03.2006		31.12.2005	
	Contábil	Mercado	Contábil	Mercado
Empréstimos e encargos em moeda estrangeira	470.991	462.685	498.722	495.438
Empréstimos e encargos em moeda nacional	269.172	266.901	297.362	283.941
	740.163	729.586	796.084	779.379

Nas controladas, as operações envolvendo instrumentos financeiros não apresentam diferenças relevantes entre os valores médios de mercado e os valores apresentados nas demonstrações financeiras.

NOTA 21 – TRANSAÇÕES COM PARTES RELACIONADAS

Os valores reconhecidos em contas patrimoniais e de resultado estão abaixo indicados:

	Controladora						
	31.03.2006						31.12.2005
	Suez Energy South America Partic.	CEM	ITASA	LAGES	Tractebel Energia Comerc.	Total	Total
Ativo							
Contas a receber	656	182	1.355	866	13.681	**16.740**	**21.694**
Dividendos a receber	-	65.000	3.860	10.000	-	**78.860**	**78.860**
Passivo							
Fornecedores	-	30.092	9.997	-	-	**40.089**	**40.410**
Dividendos e juros sobre o capital próprio	340.307		-	-	-	**340.307**	**340.307**
Resultado							**31.03.2005**
Receita operacional							
Suprimento de Energia	-	-	-	1.596	24.358	**25.954**	**17.023**
Receitas de serviços							
Administração	-	109	-	26	-	**135**	**277**
Operação e manutenção	-	438	2.451	357	-	**3.246**	**3.014**
Custo de Energia Elétrica e Serviços							
Compra energia	-	65.628	28.215	-	-	**93.843**	**105.636**
Outros	-	-	-	3	-	**3**	**1**
Financeiro							
Receita	-	-	-	-	-	-	**14**
Resultado de Participações societárias	-	20.348	2.179	2.916	(4.972)	**20.471**	**31.802**

NOTA 22 – GARANTIAS A TERCEIROS

Itá Energética S.A. - ITASA

A Companhia e demais acionistas da ITASA são intervenientes nos contratos firmados entre a investida e o BNDES e outros agentes financeiros, vinculados à construção da UHE Itá. As intervenientes deram, em caução, a totalidade das ações de emissão da ITASA, de suas propriedades, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida apresentada nas demonstrações financeiras consolidadas da Companhia, em 31.03.2006 é de R$ 270.284 (R$ 273.526 em 31.12.2005).

A ITASA, para assegurar o pagamento das obrigações decorrentes dos contratos acima citados, deu as seguintes garantias ao BNDES e aos Agentes Financeiros: a) Penhor de Direitos Emergentes da Concessão para a exploração da UHE Itá; e b) Penhor de Direitos Creditórios decorrentes dos Contratos de Compra e Venda de Energia Elétrica celebrados com suas investidoras.

Companhia Energética Meridional - CEM

A Tractebel Energia é interveniente no Contrato de Subscrição e Integralização de Debêntures não Conversíveis em Ações e no Contrato de Financiamento Mediante Abertura de Crédito, celebrados entre a controlada CEM e o BNDES, o primeiro em 19.05.1999, e aditado em 25.05.1999, e o segundo em 05.04.2000. Como interveniente, a Companhia assumiu as obrigações em relação aos contratos:

garantir o pagamento antecipado nas seguintes hipóteses exclusivas: a) de extinção da concessão por motivo imputável à CEM, aos intervenientes ou suas controladas, coligadas ou controladoras; e b) celebração de acordo com o Poder Concedente pela CEM, pelos intervenientes ou por qualquer uma de suas controladas, coligadas ou controladoras, visando à extinção da concessão;

ceder ao BNDES quaisquer valores resultantes de indenização recebida em função da extinção da concessão da UHE Cana Brava, pelo Poder Concedente.

Além das obrigações acima especificadas, a Tractebel Energia deu ao BNDES, em caução, a totalidade das ações de sua propriedade, representativas do capital social da CEM, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 31.03.2006 totaliza R$ 200.929 (R$ 200.926 em 31.12.2005).

A CEM cedeu os recebíveis decorrentes da geração e da comercialização provenientes da Usina Hidrelétrica Cana Brava, em garantia de pagamento de seus empréstimos e financiamentos.

Lages Bioenergética Ltda.

A Companhia é interveniente fiadora no Contrato de Abertura de Crédito Fixo celebrado entre Lages Bioenergética e o Banco Regional de Desenvolvimento do Extremo Sul – BRDE, em 25.07.2003, tendo cedido, em caução, as quotas de participação no capital social da controlada, de sua propriedade, até a liquidação final de todas as obrigações assumidas no referido contrato. A dívida em 31.03.2006 totaliza R$ 43.229 (R$ 44.597 em 31.12.2005).

A Lages Bioenergética, para assegurar o pagamento das obrigações decorrentes do contrato acima citado, cedeu em garantia os recebíveis decorrentes da comercialização da energia elétrica proveniente da Unidade de Cogeração.

NOTA 23 – SEGUROS

A Companhia possui apólice de seguros abrangente de riscos operacionais com valor declarado para danos materiais de US$ 3.515.233, equivalentes a R$ 7.636.492 em 31.03.2006, e de lucro cessante com valor declarado de US$ 98.503, equivalentes a R$ 213.988 em 31.03.2006. O limite máximo combinado para indenização de danos materiais e lucros cessantes é de US$ 150.000, equivalentes a R$ 325.860 em 31.03.2006, por evento.

A apólice e os valores acima se referem aos bens do patrimônio da Companhia. A UHE Cana Brava, cuja concessão pertence à controlada CEM, está incluída na apólice da Tractebel Energia com valor declarado para danos materiais de US$ 320.000, equivalentes a R$ 695.168 em 31.03.2006, e lucro cessante de US$ 8.105, equivalentes a R$ 17.607 em 31.03.2006.

Além dessas coberturas, a Companhia possui apólices de responsabilidade civil com cobertura de US$ 50.000, equivalentes a R$ 108.620 em 31.03.2006. Estas apólices incluem a UHE Itá, construída e explorada em consórcio com a controlada em conjunto ITASA.

A controlada Lages Bioenergética Ltda. possui seguro de Riscos Operacionais com cobertura de US$ 25.000 equivalentes a R$ 54.310 em 31.03.2006, e possui também, apólice de responsabilidade civil com cobertura de US$ 50.000, equivalentes a R$ 108.620 em 31.03.2006.

Além destes seguros estratégicos, a Companhia possui seguros para cobertura de riscos em transportes nacionais e internacionais, seguro de responsabilidade de Conselheiros, Diretores e Administradores – (D&O) extensivo as suas controladas, bem como, seguro de vida em grupo para os seus Diretores e Empregados.

NOTA 24 – CONTRATOS DE LONGO PRAZO

A Companhia possui compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

A Companhia em 20 de agosto de 1998, assinou o Contrato de Conexão com a ELETROSUL Centrais Elétricas S.A., com vigência até a data de extinção das concessões das unidades geradoras da Tractebel Energia, ou a extinção da transmissora, o que ocorrer primeiro.

b) Contrato de Uso do Sistema de Transmissão e Distribuição

A Companhia celebrou contratos com o Operador Nacional do Sistema Elétrico – ONS, empresas transmissoras e Empresa Energética do Mato Grosso do Sul S.A. – ENERSUL, com vigência até a data da extinção das concessões ou autorizações das unidades geradoras da Tractebel Energia ou a extinção empresas transmissoras e distribuidoras, o que ocorrer primeiro.

c) Contratos Bilaterais de Venda de Energia Elétrica

De acordo com os dados acerca da energia assegurada e contratos de compra e venda em vigor, o balanço energético da Companhia mostra que a atual capacidade está quase totalmente contratada até 2008 e cerca de 85% contratada em 2009 e 2010.

d) Compra de Energia Elétrica da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, a partir de 21.06.2000, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL.

No mês de março de 2005, a Agência Nacional de Energia Elétrica - ANEEL realizou fiscalização para verificar as condições de garantia de entrega física da UTE Uruguaiana e das Interconexões de Garabi (CIEN), onde foi constatada a indisponibilidade de efetiva geração e transporte de energia elétrica pelos agentes fiscalizados, nos montantes contratados. Em decorrência deste fato, o Ministério de Minas e Energia expediu a Portaria nº 153, de 30.03.2005, definindo novos valores de garantia física dos respectivos empreendimentos de geração e interconexões.

Em 01.04.2005 foi publicada a Resolução Normativa ANEEL nº 155/05 estabelecendo os critérios a serem utilizados pelo Operador Nacional do Sistema Elétrico – ONS e pela Câmara de Comercialização de Energia Elétrica – CCEE na determinação dos limites de disponibilidade de geração e de garantia física de energia para a UTE Uruguaiana e para as Interconexões de Garabi. Com base nos referidos atos normativos foi reduzido o valor da garantia física originalmente atribuído à CIEN para o atendimento do contrato, de 300 MW para, aproximadamente, 72 MW. Em razão do modo como o contrato está registrado na CCEE, esta redução deixaria a Companhia sujeita às penalidades previstas na legislação setorial, por insuficiência de lastro físico, além da exposição ao mercado de curto prazo da CCEE, o que a levou a firmar contrato para compra da energia elétrica correspondente de outro agente.

Por força do ocorrido, a Companhia entende que ficou caracterizado inadimplemento contratual por parte da CIEN, e que multas e ressarcimentos previstos no contrato tornaram-se devidos à Companhia. Assim, baseada em dispositivos contratuais que determinam que os valores constantes das faturas emitidas pela CIEN já devem ser líquidos de todos os montantes por elas devidos à Companhia a título de multas e ressarcimentos (o que não vem sendo feito pela CIEN com relação a nenhuma das faturas por ela emitidas sob o contrato desde a redução de sua garantia física), a Companhia não vem efetuando o pagamento das referidas faturas, desde março de 2005, por serem tais faturas consideradas inábeis.

e) Compra de gás natural

A Companhia celebrou contrato de aquisição de gás natural com a Companhia de Gás do Mato Grosso do Sul – MSGÁS, com vigência de 5 anos a partir de 2001, início da operação comercial a gás da Usina Termelétrica William Arjona, localizada em Campo Grande – MS.

04.01 - NOTAS EXPLICATIVAS

CONSELHO DE ADMINISTRAÇÃO

Maurício Stolle Bähr
Presidente

Jan Franciscus María Flachet
Vice-Presidente

Manoel Arlindo Zaroni Torres
Conselheiro

Victor-Frank de Paula Rosa Paranhos
Conselheiro

Dirk Beeuwsaert
Conselheiro

Nicolas Alain Marie Tissot
Conselheiro

Luiz Antônio Barbosa
Conselheiro

DIRETORIA EXECUTIVA

Manoel Arlindo Zaroni Torres
Diretor Presidente

Marc Verstraete
Diretor Financeiro e de Relações com Investidores

Miroel Makiolke Wolowski
Diretor de Comercialização e Negócios e Diretor de Implantação de Projetos

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Marco Antonio Amaral Sureck
Diretor de Planejamento e Controle

Luciano Flávio Andriani
Diretor Administrativo

DEPARTAMENTO DE CONTABILIDADE

Marcelo Cardoso Malta
Contador – CRC RJ 072259/O-5 S-SC

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

O comentário do desempenho da Companhia no trimestre está apresentado no Quadro 08.01 – COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2006	4 - 31/12/2005
1	Ativo Total	6.013.368	5.705.361
1.01	Ativo Circulante	1.158.971	864.311
1.01.01	Disponibilidades	22.786	12.179
1.01.02	Créditos	962.900	699.384
1.01.02.01	Títulos e Valores Mobiliários	536.554	296.958
1.01.02.02	Consumidores, Concess. e Permissionárias	326.896	304.975
1.01.02.03	Cauções e Depósitos Vinculados	48.497	47.927
1.01.02.04	Devedores Diversos-Conc.Energia Elétrica	15.630	15.630
1.01.02.05	Créditos da Cta Cons.Combustível-CCC/CDE	31.243	30.553
1.01.02.06	Adiantamento a Fornecedores	4.080	3.341
1.01.03	Estoques	16.699	23.512
1.01.04	Outros	156.586	129.236
1.01.04.01	Alienações, Serv.Curso e Disp.Reembolsar	8.290	9.999
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	79.610	16.719
1.01.04.03	Despesas Pagas Antecipadamente	5.116	10.721
1.01.04.04	Ativo Fiscal Diferido	54.964	82.344
1.01.04.05	Outros	8.606	9.453
1.02	Ativo Realizável a Longo Prazo	439.324	399.978
1.02.01	Créditos Diversos	122.541	98.534
1.02.01.01	Concessionárias e Permissionárias	7.561	10.617
1.02.01.02	Devedores Diversos-Conc.Energia Elétrica	24.191	27.697
1.02.01.03	Alienação de Bens e Direitos	90.789	60.220
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	316.783	301.444
1.02.03.01	Tributos e Contrib. Sociais a Recuperar	10.176	10.296
1.02.03.02	Depósitos Judiciais	94.857	71.405
1.02.03.03	Ativo Fiscal Diferido	183.319	192.309
1.02.03.04	Cauções e Depósitos Vinculados	27.170	26.119
1.02.03.05	Outros	1.261	1.315
1.03	Ativo Permanente	4.415.073	4.441.072
1.03.01	Investimentos	41.931	43.619
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	39.815	41.503
1.03.01.03	Outros Investimentos	2.116	2.116
1.03.02	Imobilizado	4.331.462	4.353.468
1.03.03	Diferido	41.680	43.985

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2006	4 - 31/12/2005
2	Passivo Total	6.013.368	5.705.361
2.01	Passivo Circulante	1.190.651	1.215.167
2.01.01	Empréstimos e Financiamentos	236.597	243.343
2.01.02	Debêntures	41.328	31.090
2.01.03	Fornecedores	142.975	122.125
2.01.04	Impostos, Taxas e Contribuições	27.716	47.437
2.01.05	Dividendos a Pagar	495.487	495.487
2.01.05.01	Dividendos Prop./Juros s/Capital Próprio	495.487	495.487
2.01.06	Provisões	81.403	91.569
2.01.06.01	Contingências	24.037	42.326
2.01.06.02	Obrigações Estimadas	57.366	49.243
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	165.145	184.116
2.01.08.01	*Compensação Financ.p/Utiliz.Rec.Hídricos*	9.868	14.752
2.01.08.02	Benefícios Pós-Emprego	48.526	81.020
2.01.08.03	Operações com Derivativos	72.552	65.876
2.01.08.04	Concessões a Pagar	1.537	1.530
2.01.08.05	Outros	32.662	20.938
2.02	Passivo Exigível a Longo Prazo	1.763.297	1.804.233
2.02.01	Empréstimos e Financiamentos	852.413	911.138
2.02.02	Debêntures	339.755	338.196
2.02.03	Provisões	100.948	128.252
2.02.03.01	Contingências	100.313	105.383
2.02.03.02	Obrigações Estimadas	635	22.869
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	470.181	426.647
2.02.05.01	*Tributos e Contrib. Sociais Parcelados*	6.024	6.230
2.02.05.02	Concessões a Pagar	183.826	178.130
2.02.05.03	Benefícios Pós-Emprego	243.799	205.755
2.02.05.04	Passivo Fiscal Diferido	36.532	36.532
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	3.059.420	2.685.961
2.05.01	Capital Social Realizado	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	148.500	148.500
2.05.04.01	*Legal*	148.257	148.257
2.05.04.02	Estatutária	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2006	4 -31/12/2005
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	243	243
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	373.459	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2006 a 31/03/2006	4 - 01/01/2006 a 31/03/2006	5 - 01/01/2005 a 31/03/2005	6 - 01/01/2005 a 31/03/2005
3.01	Receita Bruta de Vendas e/ou Serviços	707.964	707.964	671.881	671.881
3.01.01	Suprimento de Energia Elétrica	548.344	548.344	561.148	561.148
3.01.02	Fornecimento de Energia Elétrica	155.945	155.945	107.288	107.288
3.01.03	Serviço Prestado	1.438	1.438	1.257	1.257
3.01.04	Venda de Cinzas	1.655	1.655	1.470	1.470
3.01.05	Outras	582	582	718	718
3.02	Deduções da Receita Bruta	(77.524)	(77.524)	(82.346)	(82.346)
3.02.01	Impostos e Contribuições	(68.967)	(68.967)	(81.363)	(81.363)
3.02.02	Pesquisa e Desenvolvimento	(7.163)	(7.163)	0	0
3.02.03	Repasse - CCC/CDE - Vendas de Cinzas	(1.394)	(1.394)	(983)	(983)
3.03	Receita Líquida de Vendas e/ou Serviços	630.440	630.440	589.535	589.535
3.04	Custo de Bens e/ou Serviços Vendidos	(196.111)	(196.111)	(203.337)	(203.337)
3.04.01	Pessoal	(17.983)	(17.983)	(15.684)	(15.684)
3.04.02	Material	(3.426)	(3.426)	(3.982)	(3.982)
3.04.03	Serviço de Terceiro	(9.745)	(9.745)	(8.905)	(8.905)
3.04.04	Combustível p/Prod.Ener.Elétrica	(24.448)	(24.448)	(30.320)	(30.320)
3.04.05	Compens.Financ.p/Utiliz.Rec. Hídricos	(14.230)	(14.230)	(14.286)	(14.286)
3.04.06	Depreciação / Amortização	(49.456)	(49.456)	(50.617)	(50.617)
3.04.07	Energia Elétrica Comprada p/Revenda	(75.486)	(75.486)	(65.926)	(65.926)
3.04.08	Outras	(1.337)	(1.337)	(13.617)	(13.617)
3.05	Resultado Bruto	434.329	434.329	386.198	386.198
3.06	Despesas/Receitas Operacionais	(109.362)	(109.362)	(127.184)	(127.184)
3.06.01	Com Vendas	(49.825)	(49.825)	(47.019)	(47.019)
3.06.01.01	Encargos de Uso da Rede Elétrica	(49.071)	(49.071)	(44.768)	(44.768)
3.06.01.02	Outras	(754)	(754)	(2.251)	(2.251)
3.06.02	Gerais e Administrativas	(46.343)	(46.343)	(32.350)	(32.350)
3.06.02.01	Pessoal	(8.233)	(8.233)	(7.415)	(7.415)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2006 a 31/03/2006	4 - 01/01/2006 a 31/03/2006	5 - 01/01/2005 a 31/03/2005	6 - 01/01/2005 a 31/03/2005
3.06.02.02	Serviço de Terceiro	(5.762)	(5.762)	(4.369)	(4.369)
3.06.02.03	Depreciação / Amortização	(2.616)	(2.616)	(2.141)	(2.141)
3.06.02.04	Provisões Operacionais, líquida	(12.961)	(12.961)	(11.985)	(11.985)
3.06.02.05	Pesquisa e Desenvolvimento	(9.635)	(9.635)	0	0
3.06.02.06	Taxa de Fiscalização	(2.356)	(2.356)	(2.187)	(2.187)
3.06.02.07	Contribuições e Doações	(1.279)	(1.279)	(990)	(990)
3.06.02.08	Outras	(3.501)	(3.501)	(3.263)	(3.263)
3.06.03	Financeiras	(11.807)	(11.807)	(46.128)	(46.128)
3.06.03.01	Receitas Financeiras	31.190	31.190	21.457	21.457
3.06.03.01.01	Rendas de Aplicações Financeiras	18.783	18.783	16.879	16.879
3.06.03.01.02	Variações Monetárias Ativas	3.508	3.508	2.900	2.900
3.06.03.01.03	Recuperação de Despesas Financeiras	6.282	6.282	0	0
3.06.03.01.04	Outras	2.617	2.617	1.678	1.678
3.06.03.02	Despesas Financeiras	(42.997)	(42.997)	(67.585)	(67.585)
3.06.03.02.01	Encargos de Emprést.,Financ.e Debêntures	(37.392)	(37.392)	(44.777)	(44.777)
3.06.03.02.02	Encargos de Prov.Operacionais, liquida	(2.130)	(2.130)	(2.278)	(2.278)
3.06.03.02.03	Encargos de Tributos e Contrib.Sociais	(105)	(105)	(7.145)	(7.145)
3.06.03.02.04	Encargos de Obrig.Contr. Fundação ELOS	(1.975)	(1.975)	(1.606)	(1.606)
3.06.03.02.05	Encargos da Concessão ANEEL	(4.338)	(4.338)	(3.775)	(3.775)
3.06.03.02.06	Var. Monet. Emprést.Financ. e Debêntures	(2.852)	(2.852)	(3.107)	(3.107)
3.06.03.02.07	Var.Monet. Prov. Operacionais, líquida	(788)	(788)	(1.338)	(1.338)
3.06.03.02.08	Var.Monet. Obrig. Contr.Fundação ELOS	(1.362)	(1.362)	(1.810)	(1.810)
3.06.03.02.09	Var. Monet. Concessão ANEEL	(1.746)	(1.746)	(2.416)	(2.416)
3.06.03.02.10	Variação Monetária - Outras	(2.148)	(2.148)	(169)	(169)
3.06.03.02.11	Var. Cambial Emprést.Financiamentos	32.505	32.505	6.971	6.971
3.06.03.02.12	Var. Cambial de Aplicações Financeiras	(1.617)	(1.617)	905	905
3.06.03.02.13	Variação Cambial - Outras	53	53	(520)	(520)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2006 a 31/03/2006	4 - 01/01/2006 a 31/03/2006	5 - 01/01/2005 a 31/03/2005	6 - 01/01/2005 a 31/03/2005
3.06.03.02.14	Perdas com Swap de Taxa de Câmbio/Juros	(15.494)	(15.494)	(2.946)	(2.946)
3.06.03.02.15	Outras	(3.608)	(3.608)	(3.574)	(3.574)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	(1.387)	(1.387)	(1.687)	(1.687)
3.06.06.01	Amortização Ágio na Partic. Empresas	(1.687)	(1.687)	(1.687)	(1.687)
3.06.06.02	Equiv.Patrim.s/Ajuste Exercício Anterior	300	300	0	0
3.07	Resultado Operacional	324.967	324.967	259.014	259.014
3.08	Resultado Não Operacional	51.665	51.665	(58)	(58)
3.08.01	Receitas	78.432	78.432	28	28
3.08.02	Despesas	(26.767)	(26.767)	(86)	(86)
3.09	Resultado Antes Tributação/Participações	376.632	376.632	258.956	258.956
3.10	Provisão para IR e Contribuição Social	(11.732)	(11.732)	(83.777)	(83.777)
3.10.01	Contribuição Social	(3.302)	(3.302)	(17.925)	(17.925)
3.10.02	Imposto de Renda	(8.430)	(8.430)	(65.852)	(65.852)
3.11	IR Diferido	(21.094)	(21.094)	(2.952)	(2.952)
3.11.01	Contribuição Social	(30.470)	(30.470)	(5.181)	(5.181)
3.11.02	Imposto de Renda	9.376	9.376	2.229	2.229
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuízo do Período	343.806	343.806	172.227	172.227

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2006 a 31/03/2006	4 - 01/01/2006 a 31/03/2006	5 - 01/01/2005 a 31/03/2005	6 - 01/01/2005 a 31/03/2005
	NÚMERO AÇÕES, EX-TESOURARIA (Unidades)	652.742.192	652.742.192	652.742.193.511	652.742.193.511
	LUCRO POR AÇÃO	0,52671	0,52671	0,00026	0,00026
	PREJUÍZO POR AÇÃO				

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Receita Operacional Bruta

A receita bruta na controladora do primeiro trimestre de 2006 alcançou R$ 639.639 (R$ 707.964, no consolidado) representando um crescimento de 6,4% (5,4%, no consolidado) em relação ao primeiro trimestre de 2005.

O desempenho das receitas operacionais deve-se substancialmente ao aumento de preço médio dos contratos da controladora, que alcançou aproximadamente R$ 92/MWh (R$ 89/MWh, no consolidado), patamar superior ao preço médio da energia vendida através de contratos no mesmo período do ano anterior, que foi de cerca R$ 84/MWh, na controladora e consolidado.


Receita Operacional Bruta
R$ Milhões
640
708
601
672
IT06
IT05
Controladora
Consolidado
Preço Médio - R$/MWh
92
89
84
84
IT06
IT05
Controladora
Consolidado

De acordo com a orientação contida em Despacho nº 657/2006 da Agência Nacional de Energia Elétrica – ANEEL, o registro do consumo de combustível fóssil adquirido com recursos da CCC/CDE que vinha sendo registrado na receita operacional, na rubrica "Subvenção Combustível – CCC/CDE" passou a ser apresentado como conta retificadora do custo de produção de energia elétrica, na conta "combustível para produção de energia elétrica". O montante de R$ 97.124, apresentado na receita operacional nas Informações Trimestrais de 31.03.2005, foi reclassificado, de modo a permitir uma melhor análise comparativa entre os trimestres apresentados.

Receita Líquida

A receita líquida na controladora do primeiro trimestre de 2006 totalizou R$ 583.989 (R$ 630.440, no consolidado), significando expansão de 11,5% (6,9%, no consolidado), em relação ao mesmo período de 2005. As deduções sobre a receita bruta, que referem-se substancialmente a tributos incidentes sobre as vendas, diminuíram 28,0% (5,9%, no consolidado) entre os períodos comparados, reduzindo-se de R$ 77.276 (R$ 82.346, no consolidado) para R$ 55.650 (R$ 77.524, no consolidado). Esta variação deve-se, basicamente, à combinação dos seguintes fatores:

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

- No primeiro trimestre de 2006, em decorrência do Mandato de Segurança impetrado contra a Receita Federal em julho de 2005, a Companhia recolheu o PIS e a COFINS incidentes sobre as receitas decorrentes de contratos firmados anteriormente a 31.10.2003, com prazo superior a um ano e a preço pré-determinado, com base no regime de tributação cumulativo, à alíquota de 3,65%, enquanto que no primeiro trimestre de 2005, a Companhia recolheu o PIS e a COFINS com base no regime tributário não-cumulativo, à alíquota 9,25%.

- Neste trimestre, em função da mudança de procedimento contábil de registro das aplicações em pesquisa e desenvolvimento, o percentual (1%) sobre a receita da Companhia que deve ser aplicado em projetos desta natureza, passou a ser reconhecido no mês de sua competência e apresentado como dedução da receita bruta.

Custos e Despesas Gerais e Administrativas

O total dos custos e despesas gerais e administrativas na controladora foi de R$ 300.552 no trimestre (R$ 292.279, no consolidado), apresentando um aumento de 2,4% (3,4%, no consolidado) sobre o período equivalente anterior. Esta variação decorre do comportamento dos principais componentes a seguir:

- **Pessoal, Material e Serviço de Terceiro**: aumento de R$ 4.110 (R$ 4.794, no consolidado) em relação ao mesmo período do ano anterior, devido a reajustes salariais e contratuais.

- **Combustível para Produção de Energia Elétrica**: redução de R$ 6.491 (R$ 5.872, no consolidado) em relação ao mesmo trimestre de 2005, reflete a combinação entre o aumento nos preços contratados e o menor consumo de carvão mineral em 2006, devido à queda da demanda de geração de energia através das Usinas Térmicas.

- **Encargos de Uso da Rede Elétrica**: crescimento de R$ 12.916 (R$ 4.303, no consolidado) em comparação com o mesmo período de 2005, em decorrência do aumento do volume de vendas através de contratos bilaterais em substituição aos contratos iniciais, sobre os quais não incidiam encargos de transmissão, bem como, do reajuste das tarifas desses serviços.

Além dos comentários acima descritos, no consolidado os custos relativos energia elétrica comprada para revenda aumentaram em R$ 9.560, em comparação ao mesmo trimestre do ano anterior, em decorrência, principalmente, do crescimento do volume de compras de energia efetuado pela controlada Tractebel Comercializadora, para atendimento a demanda de seus clientes.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Resultado Operacional (EBIT)

O resultado operacional (EBIT) da controladora atingiu R$ 283.437 (R$ 338.161, no consolidado) no primeiro trimestre de 2006, denotando uma expansão de 23,1% (10,2%, no consolidado) em relação ao primeiro trimestre de 2005.


EBIT (R$ milhões) e Margem EBIT (%)
Controladora
283
230
48,5%
44,0%
1T06
1T05
EBIT
Margem EBIT


EBIT (R$ milhões) e Margem EBIT (%)
Consolidado
338
307
53,6%
52,0%
1T06
1T05
EBIT
Margem EBIT

EBITDA e Margem EBITDA

Refletindo os efeitos anteriormente comentados, o EBITDA do trimestre alcançou R$ 345.095, na controladora (R$ 390.233, no consolidado), representando margem EBITDA de 59,1% (61,9%, no consolidado).


EBITDA (R$ milhões) e Margem EBITDA (%)
Controladora
345
304
59,1%
58,1%
1T06
1T05
EBITDA
Margem EBITDA


EBITDA (R$ milhões) e Margem EBITDA (%)
Consolidado
390
359
61,9%
61,0%
1T06
1T05
EBITDA
Margem EBITDA

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1- ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Unidades)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Unidades)	
01	ITÁ ENERGÉTICA S. A. - ITASA	01.355.994/0001-21	ABERTA CONTROLADA	48,75	8,79
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		253.606.840		253.606.840	
02	COMPANHIA ENERGÉTICA MERIDIONAL - CEM	02.201.268/0001-17	ABERTA CONTROLADA	99,99	18,09
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		344.528.001		344.528.001	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	01
2 - Nº ORDEM	1
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2005/024
4 - DATA DO REGISTRO CVM	11/05/2005
5 - SÉRIE EMITIDA	1ª
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PARTICULAR
8 - DATA DA EMISSÃO	02/05/2005
9 - DATA DE VENCIMENTO	02/05/2011
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	IGP-M mais 9,29% a.a.
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	140.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	14.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	14.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1 - ITEM	02
2 - Nº ORDEM	2
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2005/025
4 - DATA DO REGISTRO CVM	11/05/2005
5 - SÉRIE EMITIDA	2ª
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	02/05/2005
9 - DATA DE VENCIMENTO	02/05/2010
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	103,90% da Taxa DI
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	60.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	6.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	6.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

1. Posição acionária dos acionistas com mais de 5% do capital social da Companhia em 31.03.2006

Acionista	Quantidade de ações ordinárias	% do capital	Nacionalidade
Suez Energy South America Participações Ltda.	448.630.462	68,73	Brasileira
Banco Clássico S.A.	65.268.744	10,00	Brasileira
	513.899.206	78,73	

1.1 Distribuição do capital social dos controladores até o nível de pessoa física em 31.03.2006

1.1.1 Suez Energy South America Participações Ltda.

Quotista	Quantidade de quotas	% do capital	Nacionalidade
Suez-Tractebel S.A.	668.322.228	99,99	Belga

1.1.2 Banco Clássico S.A.

Acionista	Quantidade de ações ordinárias	% do capital	Nacionalidade
José João Abdala Filho	745.685.582	99,99	Brasileira

2. Participação acionária do acionista controlador, administradores e membros do conselho fiscal em 31.03.2006

Acionista	Quantidade de ações ordinárias	% do capital
Controladora Suez Energy South America Participações Ltda.	448.630.462	68,73
Conselho de Administração	606	-
Diretoria Executiva	-	-
Conselho Fiscal	-	-
	448.631.068	68,73

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

Aos Administradores e Acionistas
Tractebel Energia S.A.
Florianópolis – SC

1. Efetuamos uma revisão especial das Informações Trimestrais - ITR da Tractebel Energia S.A. (individuais e consolidadas), correspondentes ao trimestre findo em 31 de março de 2006, compreendendo o balanço patrimonial, a demonstração do resultado, o relatório de desempenho e as informações relevantes, elaborados sob a responsabilidade de sua Administração. Nossa responsabilidade é emitir relatório, sem expressar opinião, sobre essas Informações Trimestrais - ITR.

2. Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo Instituto dos Auditores Independentes do Brasil - IBRACON, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia, quanto aos principais critérios adotados na elaboração das Informações Trimestrais; e b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e operações da Companhia.

3. Baseados em nossa revisão especial, não temos conhecimento de nenhuma modificação relevante que deva ser feita nas Informações Trimestrais - ITR referidas no parágrafo 1 para que estas estejam de acordo com as práticas contábeis adotadas no Brasil, aplicadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários - CVM, especificamente aplicáveis à elaboração das Informações Trimestrais - ITR.

Florianópolis, 20 de abril de 2006.

Paulo Ricardo Pinto Alaniz
Sócio - contador
CRC RS – 042460/O – 3 "S" SC
BDO Trevisan Auditores Independentes
CRC 2SP013439/O-5 "S"

19.01 - DESCRIÇÃO DAS INFORMAÇÕES ALTERADAS

Inclusão do quadro **16.01 – OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES.**

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

- No primeiro trimestre de 2006, em decorrência do Mandato de Segurança impetrado contra a Receita Federal em julho de 2005, a Companhia recolheu o PIS e a COFINS incidentes sobre as receitas decorrentes de contratos firmados anteriormente a 31.10.2003, com prazo superior a um ano e a preço pré-determinado, com base no regime de tributação cumulativo, à alíquota de 3,65%, enquanto que no primeiro trimestre de 2005, a Companhia recolheu o PIS e a COFINS com base no regime tributário não-cumulativo, à alíquota 9,25%.

- Neste trimestre, em função da mudança de procedimento contábil de registro das aplicações em pesquisa e desenvolvimento, o percentual (1%) sobre a receita da Companhia que deve ser aplicado em projetos desta natureza, passou a ser reconhecido no mês de sua competência e apresentado como dedução da receita bruta.

Custos e Despesas Gerais e Administrativas

O total dos custos e despesas gerais e administrativas na controladora foi de R$ 300.552 no trimestre (R$ 292.279, no consolidado), apresentando um aumento de 2,4% (3,4%, no consolidado) sobre o período equivalente anterior. Esta variação decorre do comportamento dos principais componentes a seguir:

- **Pessoal, Material e Serviço de Terceiro**: aumento de R$ 4.110 (R$ 4.794, no consolidado) em relação ao mesmo período do ano anterior, devido a reajustes salariais e contratuais.

- **Combustível para Produção de Energia Elétrica**: redução de R$ 6.491 (R$ 5.872, no consolidado) em relação ao mesmo trimestre de 2005, reflete a combinação entre o aumento nos preços contratados e o menor consumo de carvão mineral em 2006, devido à queda da demanda de geração de energia através das Usinas Térmicas.

- **Encargos de Uso da Rede Elétrica**: crescimento de R$ 12.916 (R$ 4.303, no consolidado) em comparação com o mesmo período de 2005, em decorrência do aumento do volume de vendas através de contratos bilaterais em substituição aos contratos iniciais, sobre os quais não incidiam encargos de transmissão, bem como, do reajuste das tarifas desses serviços.

Além dos comentários acima descritos, no consolidado os custos relativos energia elétrica comprada para revenda aumentaram em R$ 9.560, em comparação ao mesmo trimestre do ano anterior, em decorrência, principalmente, do crescimento do volume de compras de energia efetuado pela controlada Tractebel Comercializadora, para atendimento a demanda de seus clientes.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Receita Operacional Bruta

A receita bruta na controladora do primeiro trimestre de 2006 alcançou R$ 639.639 (R$ 707.964, no consolidado) representando um crescimento de 6,4% (5,4%, no consolidado) em relação ao primeiro trimestre de 2005.

O desempenho das receitas operacionais deve-se substancialmente ao aumento de preço médio dos contratos da controladora, que alcançou aproximadamente R$ 92/MWh (R$ 89/MWh, no consolidado), patamar superior ao preço médio da energia vendida através de contratos no mesmo período do ano anterior, que foi de cerca R$ 84/MWh, na controladora e consolidado.


Receita Operacional Bruta
R$ Milhões
640
708
601
672
IT06
IT05
Controladora Consolidado
Preço Médio - R$/MWh
92
89
84
84
IT06
IT05
Controladora Consolidado

De acordo com a orientação contida em Despacho nº 657/2006 da Agência Nacional de Energia Elétrica – ANEEL, o registro do consumo de combustível fóssil adquirido com recursos da CCC/CDE que vinha sendo registrado na receita operacional, na rubrica "Subvenção Combustível – CCC/CDE" passou a ser apresentado como conta retificadora do custo de produção de energia elétrica, na conta "combustível para produção de energia elétrica". O montante de R$ 97.124, apresentado na receita operacional nas Informações Trimestrais de 31.03.2005, foi reclassificado, de modo a permitir uma melhor análise comparativa entre os trimestres apresentados.

Receita Líquida

A receita líquida na controladora do primeiro trimestre de 2006 totalizou R$ 583.989 (R$ 630.440, no consolidado), significando expansão de 11,5% (6,9%, no consolidado), em relação ao mesmo período de 2005. As deduções sobre a receita bruta, que referem-se substancialmente a tributos incidentes sobre as vendas, diminuíram 28,0% (5,9%, no consolidado) entre os períodos comparados, reduzindo-se de R$ 77.276 (R$ 82.346, no consolidado) para R$ 55.650 (R$ 77.524, no consolidado). Esta variação deve-se, basicamente, à combinação dos seguintes fatores:

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Resultado Operacional (EBIT)

O resultado operacional (EBIT) da controladora atingiu R$ 283.437 (R$ 338.161, no consolidado) no primeiro trimestre de 2006, denotando uma expansão de 23,1% (10,2%, no consolidado) em relação ao primeiro trimestre de 2005.


EBIT (R$ milhões) e Margem EBIT (%)
Controladora
283
230
48,5%
44,0%
1T06
1T05
EBIT
Margem EBIT


EBIT (R$ milhões) e Margem EBIT (%)
Consolidado
338
307
53,6%
52,0%
1T06
1T05
EBIT
Margem EBIT

EBITDA e Margem EBITDA

Refletindo os efeitos anteriormente comentados, o EBITDA do trimestre alcançou R$ 345.095, na controladora (R$ 390.233, no consolidado), representando margem EBITDA de 59,1% (61,9%, no consolidado).


EBITDA (R$ milhões) e Margem EBITDA (%)
Controladora
345
304
59,1%
58,1%
1T06
1T05
EBITDA
Margem EBITDA


EBITDA (R$ milhões) e Margem EBITDA (%)
Consolidado
390
359
61,9%
61,0%
1T06
1T05
EBITDA
Margem EBITDA

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Resultado Financeiro

O resultado financeiro na controladora passou de uma despesa de R$ 18.950 (R$ 46.128, no consolidado) para uma receita de R$ 10.981(R$ 11.807 de despesa, no consolidado), no primeiro trimestre de 2005). Esta variação deve-se, principalmente, aos seguintes aspectos:

- aumento de R$ 14.457 (R$ 12.986, no consolidado) na variação cambial credora sobre empréstimos e financiamentos, líquido da perda com operações de swap cambial, em decorrência da valorização do Real frente à cesta de moedas que compõem a dívida;
- aumento da receita financeira na controladora e consolidado em R$ 6.282, devido à recuperação de encargos financeiros pagos a terceiros; e
- redução na controladora de R$ 5.797 (R$ 14.425, no consolidado) nos encargos financeiros sobre os empréstimos e financiamentos, em decorrência do pré-pagamento, em maio de 2005, do financiamento com o Banco Interamericano de Desenvolvimento (BID), e sobre os débitos relativos a impostos e contribuição social.

Lucro Líquido

O lucro líquido do primeiro trimestre de 2006 atingiu R$ 343.806. Desconsiderando os efeitos decorrentes da venda da participação remanescente do Projeto Jacuí, o lucro líquido seria de R$ 216.094, representando um crescimento de 25,5% em relação ao mesmo período de 2005. Cabe ressaltar a contribuição positiva do crescimento da receita líquida superior ao dos custos e despesas gerais e administrativas, bem como da significativa redução das despesas financeiras.

Lucro líquido - R$ milhões


344
172
1T06
1T05

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1- ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Unidades)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Unidades)	
01	ITÁ ENERGÉTICA S. A. - ITASA	01.355.994/0001-21	ABERTA CONTROLADA	48,75	8,79
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		253.606.840		253.606.840	
02	COMPANHIA ENERGÉTICA MERIDIONAL - CEM	02.201.268/0001-17	ABERTA CONTROLADA	99,99	18,09
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		344.528.001		344.528.001	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1 - ITEM	01
2 - Nº ORDEM	1
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2005/024
4 - DATA DO REGISTRO CVM	11/05/2005
5 - SÉRIE EMITIDA	1ª
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PARTICULAR
8 - DATA DA EMISSÃO	02/05/2005
9 - DATA DE VENCIMENTO	02/05/2011
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	IGP-M mais 9,29% a.a.
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	140.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	14.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	14.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	02
2 - Nº ORDEM	2
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2005/025
4 - DATA DO REGISTRO CVM	11/05/2005
5 - SÉRIE EMITIDA	2ª
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	02/05/2005
9 - DATA DE VENCIMENTO	02/05/2010
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	103,90% da Taxa DI
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	60.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	6.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	6.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

1. Posição acionária dos acionistas com mais de 5% do capital social da Companhia em 31.03.2006

Acionista	Quantidade de ações ordinárias	% do capital	Nacionalidade
Suez Energy South America Participações Ltda.	448.630.462	68,73	Brasileira
Banco Clássico S.A.	65.268.744	10,00	Brasileira
	513.899.206	78,73	

1.1 Distribuição do capital social dos controladores até o nível de pessoa física em 31.03.2006

1.1.1 Suez Energy South America Participações Ltda.

Quotista	Quantidade de quotas	% do capital	Nacionalidade
Suez-Tractebel S.A.	668.322.228	99,99	Belga

1.1.2 Banco Clássico S.A.

Acionista	Quantidade de ações ordinárias	% do capital	Nacionalidade
José João Abdala Filho	745.685.582	99,99	Brasileira

2. Participação acionária do acionista controlador, administradores e membros do conselho fiscal em 31.03.2006

Acionista	Quantidade de ações ordinárias	% do capital
Controladora Suez Energy South America Participações Ltda.	448.630.462	68,73
Conselho de Administração	606	-
Diretoria Executiva	-	-
Conselho Fiscal	-	-
	448.631.068	68,73

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

3. Quantidade de ações em circulação em 31.03.2006

	Quantidade de ações ordinárias	%
Total de ações da Companhia	652.742.192	100,00
Total de ações detidas pelo Controlador e Administradores	(448.631.068)	(68,73)
Total de ações em circulação	**204.111.124**	**31,27**

4. Cláusula Compromissória de arbitragem

O Estatuto Social da Companhia, alterado para adequação às regras e procedimentos do Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – Bovespa, contempla, em seu Art. 39, a seguinte Cláusula Compromissória de arbitragem:

"A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada ou decorrente, em especial, da aplicação, validade, eficácia, violação e interpretação das disposições contidas na Lei das Sociedades por Ações, no Estatuto Social da Companhia, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento de Listagem do Novo Mercado, do Regulamento de Arbitragem e do Contrato de Participação do Novo Mercado."

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

Aos Administradores e Acionistas
Tractebel Energia S.A.
Florianópolis – SC

1. Efetuamos uma revisão especial das Informações Trimestrais - ITR da Tractebel Energia S.A. (individuais e consolidadas), correspondentes ao trimestre findo em 31 de março de 2006, compreendendo o balanço patrimonial, a demonstração do resultado, o relatório de desempenho e as informações relevantes, elaborados sob a responsabilidade de sua Administração. Nossa responsabilidade é emitir relatório, sem expressar opinião, sobre essas Informações Trimestrais - ITR.

2. Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo Instituto dos Auditores Independentes do Brasil - IBRACON, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia, quanto aos principais critérios adotados na elaboração das Informações Trimestrais; e b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e operações da Companhia.

3. Baseados em nossa revisão especial, não temos conhecimento de nenhuma modificação relevante que deva ser feita nas Informações Trimestrais - ITR referidas no parágrafo 1 para que estas estejam de acordo com as práticas contábeis adotadas no Brasil, aplicadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários - CVM, especificamente aplicáveis à elaboração das Informações Trimestrais - ITR.

Florianópolis, 20 de abril de 2006.

Paulo Ricardo Pinto Alaniz
Sócio - contador
CRC RS – 042460/O – 3 "S" SC
BDO Trevisan Auditores Independentes
CRC 2SP013439/O-5 "S"

19.01 - DESCRIÇÃO DAS INFORMAÇÕES ALTERADAS

Inclusão do quadro **16.01 – OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES.**

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
3 - CEP	4 - MUNICÍPIO			5 - UF
88015-110	FLORIANÓPOLIS			SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
48	3221-7316	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
48	3221-7002	-	-	
15 - E-MAIL				
previtali@tractebelenergia.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
MARC VERSTRAETE				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
4 - CEP	5 - MUNICÍPIO			6 - UF
88015-110	FLORIANÓPOLIS			SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
48	3221-7060	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
48	3221-7002	-	-	
16 - E-MAIL				
marc@tractebelenergia.com.br				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO	1 - DATA DE INÍCIO DO EXERCÍCIO SOCIAL	2 - DATA DE TÉRMINO DO EXERCÍCIO SOCIAL
1 - Último	01/01/2005	31/12/2005
2 - Penúltimo	01/01/2004	31/12/2004
3 - Antepenúltimo	01/01/2003	31/12/2003
4 - NOME/RAZÃO SOCIAL DO AUDITOR		5 - CÓDIGO CVM
BDO Trevisan Auditores Independentes		00210-0
6 - NOME DO RESPONSÁVEL TÉCNICO		7 - CPF DO RESP. TÉCNICO
Paulo Ricardo Pinto Alaniz		369.375.330-04

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Unidades)	1 31/12/2005	2 31/12/2004	3 31/12/2003
Do Capital Integralizado			
1 - Ordinárias	652.742.192	464.052.075.236	464.052.075.236
2 - Preferenciais	0	188.690.118.275	188.690.118.275
3 - Total	652.742.192	652.742.193.511	652.742.193.511
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA
Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO
Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO
Privada Nacional
4 - CÓDIGO ATIVIDADE
1120 - Energia Elétrica
5 - ATIVIDADE PRINCIPAL
Geração e comercialização de energia elétrica
6 - TIPO DE CONSOLIDADO
Total

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ÍTEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO

1 - ÍTEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	RCA	12/05/2005	Juros Sobre Capital Próprio	08/07/2005	PNA	0,1997400000
02	RCA	12/05/2005	Juros Sobre Capital Próprio	08/07/2005	PNB	0,1685160000
03	RCA	12/05/2005	Juros Sobre Capital Próprio	08/07/2005	ON	0,1685160000
04	RCA	19/10/2005	Juros Sobre Capital Próprio	10/11/2005	ON	0,1869040000
05	RCA	19/10/2005	Dividendo	10/11/2005	ON	0,2252040000
06	RCA	19/10/2005	Dividendo	10/11/2005	ON	0,2160120000
07	RCA	15/12/2005	Juros Sobre Capital Próprio	19/04/2006	ON	0,0608200000
08	PROPOSTA		Dividendo		ON	0,7068500000

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.09 - DIRETOR DE RELAÇÕES COM INVESTIDORES



1 - DATA	2 - ASSINATURA
14/03/2006	

Marc Verstraete
Diretor Financeiro e de
Relações com Investidores

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2005	4 - 31/12/2004	5 - 31/12/2003
1	Ativo Total	4.987.616	5.132.553	5.003.124
1.01	Ativo Circulante	812.728	1.061.028	900.542
1.01.01	Disponibilidades	9.466	4.648	5.768
1.01.01.01	Numerário Disponível	9.466	4.648	5.768
1.01.02	Créditos	658.025	856.321	715.051
1.01.02.01	Títulos e Valores Mobiliários	195.153	514.982	295.624
1.01.02.02	Recursos Vinculados ao Pgto Obrigações	0	0	27.203
1.01.02.03	Consumidores, Concess. e Permissionárias	287.162	270.813	248.016
1.01.02.04	Dividendos a Receber de Controladas	78.860	8.113	52.778
1.01.02.05	Adiantamento a Fornecedores	3.268	9.511	59.497
1.01.02.06	Cauções e Depósitos Vinculados	47.399	9.555	0
1.01.02.07	Créditos Conta Cons.Combustível-CCC/CDE	30.553	35.538	23.766
1.01.02.08	Devedores Diversos-Conc.Energia Elétrica	15.630	7.809	8.167
1.01.03	Estoques	22.515	13.061	13.347
1.01.04	Outros	122.722	186.998	166.376
1.01.04.01	Alienações, Serv.Curso e Disp.Reembolsar	9.993	8.764	11.362
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	11.486	71.193	21.202
1.01.04.03	Despesas Pagas Antecipadamente	10.048	4.262	9.306
1.01.04.04	Ativo Fiscal Diferido	81.097	94.344	114.154
1.01.04.05	Outros	10.098	8.435	10.352
1.02	Ativo Realizável a Longo Prazo	358.684	308.728	280.050
1.02.01	Créditos Diversos	98.534	96.345	35.202
1.02.01.01	Concessionárias e Permissionárias	10.617	14.920	23.246
1.02.01.02	Devedores Diversos-Conc.Energia Elétrica	27.697	16.572	0
1.02.01.03	Adiantamento a Fornecedores	0	0	4.600
1.02.01.04	Títulos e Valores Mobiliários	0	35.550	0
1.02.01.05	Cauções e Depósitos Vinculados - MAE	0	0	7.356
1.02.01.06	Alienação de Bens e Direitos	60.220	29.303	0
1.02.02	Créditos com Pessoas Ligadas	0	0	0
1.02.02.01	Com Coligadas	0	0	0
1.02.02.02	Com Controladas	0	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0	0
1.02.03	Outros	260.150	212.383	244.848
1.02.03.01	Tributos e Contrib. Sociais a Recuperar	7.136	4.720	29.579
1.02.03.02	Depósitos Judiciais	64.822	26.048	23.195
1.02.03.03	Ativo Fiscal Diferido	186.877	181.132	191.591
1.02.03.04	Outros	1.315	483	483
1.03	Ativo Permanente	3.816.204	3.762.797	3.822.532
1.03.01	Investimentos	887.117	684.639	563.102
1.03.01.01	Participações em Coligadas	0	0	0
1.03.01.02	Participações em Controladas	885.001	682.523	561.236

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/12/2005	4 -31/12/2004	5 -31/12/2003
1.03.01.03	Outros Investimentos	2.116	2.116	1.866
1.03.01.03.01	Bens/Direitos p/Uso Fut.e Dest.Alienação	1.742	1.742	1.742
1.03.01.03.02	Outros	374	374	124
1.03.02	Imobilizado	2.929.087	3.078.158	3.258.874
1.03.03	Diferido	0	0	556

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2005	4 - 31/12/2004	5 - 31/12/2003
2	Passivo Total	4.987.616	5.132.553	5.003.124
2.01	Passivo Circulante	1.127.692	1.129.494	956.045
2.01.01	Empréstimos e Financiamentos	194.135	196.195	188.892
2.01.01.01	Principal	185.684	189.382	181.085
2.01.01.02	Encargos	8.451	6.813	7.807
2.01.02	Debêntures	10.286	0	0
2.01.02.01	Encargos de Debêntures	10.286	0	0
2.01.03	Fornecedores	140.718	139.589	108.238
2.01.04	Impostos, Taxas e Contribuições	36.372	67.428	13.000
2.01.04.01	Tributos e Contrib. Sociais Correntes	35.362	66.449	11.693
2.01.04.02	Tributos e Contrib. Sociais Parcelados	1.010	979	1.307
2.01.05	Dividendos a Pagar	495.487	553.045	441.203
2.01.05.01	Dividendos Prop./Juros s/Capital Próprio	495.487	553.045	441.203
2.01.06	Provisões	90.679	36.466	96.810
2.01.06.01	Contingências	41.595	0	13.010
2.01.06.02	Obrigações Estimadas	49.084	36.466	83.800
2.01.07	Dívidas com Pessoas Ligadas	0	0	0
2.01.08	Outros	160.015	136.771	107.902
2.01.08.01	Compensação Financ.p/Utiliz.Rec.Hídricos	12.017	12.437	6.488
2.01.08.02	Benefícios Pós-Emprego	81.020	51.619	43.722
2.01.08.03	Passivo Fiscal Diferido	0	39.616	48.603
2.01.08.04	Operações com Derivativos	46.181	18.984	0
2.01.08.05	Outros	20.797	14.115	9.089
2.02	Passivo Exigível a Longo Prazo	1.173.963	1.216.103	1.445.283
2.02.01	Empréstimos e Financiamentos	601.949	886.901	1.128.340
2.02.01.01	Principal	601.949	886.901	1.128.340
2.02.02	Debêntures	198.348	0	0
2.02.03	Provisões	125.149	123.678	106.153
2.02.03.01	Contingências	102.606	108.419	83.476
2.02.03.02	Obrigações Estimadas	22.543	15.259	22.677
2.02.04	Dívidas com Pessoas Ligadas	0	0	0
2.02.05	Outros	248.517	205.524	210.790
2.02.05.01	Tributos e Contrib. Sociais Parcelados	6.230	7.016	7.738
2.02.05.02	Benefícios Pós-Emprego	205.755	198.508	200.379
2.02.05.03	Passivo Fiscal Diferido	36.532	0	0
2.02.05.04	Outros	0	0	2.673
2.03	Resultados de Exercícios Futuros	0	0	0
2.05	Patrimônio Líquido	2.685.961	2.786.956	2.601.796
2.05.01	Capital Social Realizado	2.445.766	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/12/2005	4 -31/12/2004	5 -31/12/2003
2.05.03.01	Ativos Próprios	0	0	0
2.05.03.02	Controladas/Coligadas	0	0	0
2.05.04	Reservas de Lucro	148.500	249.495	64.335
2.05.04.01	Legal	148.257	102.252	63.492
2.05.04.02	Estatutária	0	0	0
2.05.04.03	Para Contingências	0	0	0
2.05.04.04	De Lucros a Realizar	0	0	0
2.05.04.05	Retenção de Lucros	243	147.243	843
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0	0
2.05.04.07	Outras Reservas de Lucro	0	0	0
2.05.05	Lucros/Prejuízos Acumulados	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2005 a 31/12/2005	4 - 01/01/2004 a 31/12/2004	5 - 01/01/2003 a 31/12/2003
3.01	Receita Bruta de Vendas e/ou Serviços	2.739.533	2.580.454	1.886.057
3.01.01	Fornecimento de Energia Elétrica	338.985	304.198	165.543
3.01.02	Suprimento de Energia Elétrica	2.066.598	1.966.691	1.475.762
3.01.03	Subvenção Combustível - CCC/CDE	311.481	286.194	226.856
3.01.04	Serviço Prestado	13.884	12.139	10.724
3.01.05	Venda de Cinzas	7.568	10.393	6.746
3.01.06	Outras	1.017	839	426
3.02	Deduções da Receita Bruta	(272.234)	(185.005)	(103.993)
3.02.01	Impostos e Contribuições sobre a Receita	(266.703)	(178.676)	(98.736)
3.02.02	Venda de Cinzas Líq. de Impostos-CCC/CDE	(5.531)	(6.329)	(5.257)
3.03	Receita Líquida de Vendas e/ou Serviços	2.467.299	2.395.449	1.782.064
3.04	Custo de Bens e/ou Serviços Vendidos	(1.237.977)	(1.303.225)	(1.079.725)
3.04.01	Pessoal	(80.334)	(74.611)	(56.551)
3.04.02	Material	(19.797)	(16.132)	(9.012)
3.04.03	Serviços de Terceiros	(43.273)	(34.671)	(28.514)
3.04.04	Combustível Prod.Ener.Elétrica-CCC/CDE	(311.131)	(275.502)	(223.129)
3.04.05	Combustível Prod.Ener.Elétrica-sem Subv.	(101.570)	(134.666)	(77.346)
3.04.06	Energia Elétrica Comprada para Revenda	(407.697)	(579.341)	(504.573)
3.04.07	Compensação Financ.p/Utiliz.Rec.Hidricos	(54.445)	(47.049)	(36.263)
3.04.08	Depreciação/Amortização	(157.394)	(173.367)	(159.229)
3.04.09	Uso de Bem Público - UBP	(3.671)	(4.831)	(14.539)
3.04.10	Constituição/Rev. Provisões Operacionais	(40.747)	53.872	50.127
3.04.11	Seguros	(6.944)	(8.112)	(14.039)
3.04.12	Outros	(10.974)	(8.815)	(6.657)
3.05	Resultado Bruto	1.229.322	1.092.224	702.339
3.06	Despesas/Receitas Operacionais	(184.759)	(261.738)	(97.263)
3.06.01	Com Vendas	(118.295)	(105.076)	(191.144)
3.06.01.01	Encargos de Uso da Rede Elétrica	(116.395)	(106.636)	(38.603)
3.06.01.02	Provisão p/ Créditos de Liq. Duvidosa	0	(14.300)	(142.949)
3.06.01.03	Reversão de Provisão p/Créd.Liq.Duvidosa	9.071	26.433	0
3.06.01.04	Outras	(10.971)	(10.573)	(9.592)
3.06.02	Gerais e Administrativas	(165.139)	(180.463)	(28.766)
3.06.02.01	Pessoal	(37.400)	(32.827)	(27.036)
3.06.02.02	Material	(1.016)	(674)	(587)
3.06.02.03	Serviços de Terceiros	(20.460)	(23.215)	(19.215)
3.06.02.04	Depreciação/Amortização	(1.178)	(1.660)	(1.492)
3.06.02.05	Constituição/Rev. Provisões Operacionais	(56.393)	(64.891)	72.162
3.06.02.06	Previdência Privada - SB 40	(17.442)	(23.435)	(24.993)
3.06.02.07	Indenização Trabalhista	(1.199)	(2.940)	(3.398)
3.06.02.08	Taxa de Fiscalização	(7.812)	(5.863)	(4.974)
3.06.02.09	Contribuição e Doação	(3.928)	(2.727)	(2.374)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -01/01/2005 a 31/12/2005	4 -01/01/2004 a 31/12/2004	5 -01/01/2003 a 31/12/2003
3.06.02.10	Amortização de Ágio na Particip.Empresas	(6.746)	(6.746)	(6.746)
3.06.02.11	Outras	(11.565)	(15.485)	(10.113)
3.06.03	Financeiras	(18.210)	(58.593)	20.912
3.06.03.01	Receitas Financeiras	117.363	56.911	70.202
3.06.03.01.01	Rendas de Aplicações Financeiras	68.238	33.671	53.322
3.06.03.01.02	Variação Monetária	19.779	3.890	3.889
3.06.03.01.03	Outras	29.346	19.350	12.991
3.06.03.02	Despesas Financeiras	(135.573)	(115.504)	(49.290)
3.06.03.02.01	Encargos de Dívidas	(90.589)	(90.293)	(134.274)
3.06.03.02.02	Encargos/Reversão Enc.s/Prov.Operac.	(6.227)	(1.773)	(7.470)
3.06.03.02.03	Encargos s/Obrig.Contratadas-Fund.ELOS	(6.203)	(6.999)	(7.266)
3.06.03.02.04	Variação Monet.s/Emprést.Financ./Debênt.	114.988	42.084	143.289
3.06.03.02.05	Var.Monet.s/Prov./Rev.Prov.Operacionais	(1.493)	4.753	(6.922)
3.06.03.02.06	Variação Monet.s/Obrig.Contr.- Fund.ELOS	(5.117)	(5.691)	(12.437)
3.06.03.02.07	Variação Monetária - Outras	(3.411)	(9.785)	(2.282)
3.06.03.02.08	Prov.p/Perdas em Aplicações Financeiras	0	(11.896)	0
3.06.03.02.09	Perdas c/Swap de Taxa de Câmbio/Juros	(104.537)	(19.554)	0
3.06.03.02.10	Outras	(32.984)	(16.350)	(21.928)
3.06.04	Outras Receitas Operacionais	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	116.885	82.394	101.735
3.07	Resultado Operacional	1.044.563	830.486	605.076
3.08	Resultado Não Operacional	3.557	(3.017)	2.569
3.08.01	Receitas	31.548	29.199	285
3.08.02	Despesas	(27.991)	(32.216)	2.284
3.09	Resultado Antes Tributação/Participações	1.048.120	827.469	607.645
3.10	Provisão para IR e Contribuição Social	(123.605)	(30.995)	(153.448)
3.10.01	Contribuição Social	(28.942)	(10.910)	(39.609)
3.10.02	Imposto de Renda	(94.663)	(20.085)	(113.839)
3.11	IR Diferido	(4.419)	(21.282)	62.957
3.11.01	Contribuição Social	(30.533)	(33.265)	13.888
3.11.02	Imposto de Renda	26.114	11.983	49.069
3.12	Participações/Contribuições Estatutárias	0	0	0
3.12.01	Participações	0	0	0
3.12.02	Contribuições	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0
3.15	Lucro/Prejuízo do Exercício	920.096	775.192	517.154

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -01/01/2005 a 31/12/2005	4 -01/01/2004 a 31/12/2004	5 -01/01/2003 a 31/12/2003
	NÚMERO AÇÕES, EX-TESOURARIA (Unidades)	652.742.192	652.742.193.511	652.742.193.511
	LUCRO POR AÇÃO	1,40959	0,00119	0,00079
	PREJUÍZO POR AÇÃO			

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

04.01 - DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2005 a 31/12/2005	4 - 01/01/2004 a 31/12/2004	5 - 01/01/2003 a 31/12/2003
4.01	Origens	1.330.584	1.019.709	681.103
4.01.01	Das Operações	949.301	943.688	570.589
4.01.01.01	Lucro/Prejuízo do Exercício	920.096	775.192	517.154
4.01.01.02	Vls. que não repr. mov. Cap. Circulante	29.205	168.496	53.435
4.01.01.02.01	Depreciação e Amortização	158.608	175.057	182.057
4.01.01.02.02	Juros de Dividas de Longo Prazo	6.949	4.229	10.749
4.01.01.02.03	Juros de Garantias Depositadas L.Prazo	(10.384)	(10.160)	(1.365)
4.01.01.02.04	Variação Monetária de Longo Prazo	(102.059)	(31.205)	(116.641)
4.01.01.02.05	Resultado da Equivalência Patrimonial	(116.885)	(82.394)	(101.735)
4.01.01.02.06	Amortização de Ágio	6.746	6.746	6.746
4.01.01.02.07	Provisão/Rev. de Longo Prazo, Liquida	78.241	72.656	(46.137)
4.01.01.02.08	Imposto de Renda e CSLL Diferidos	11.546	30.550	121.649
4.01.01.02.09	Ressarc.Parcial Custo Energia Livre-MAE	0	0	397
4.01.01.02.10	Resultado Baixa de Bens do Imobilizado	(3.557)	3.017	(2.285)
4.01.02	Dos Acionistas	0	0	0
4.01.03	De Terceiros	381.283	76.021	110.514
4.01.03.01	Financiamento Aquisição de Energia	0	0	4.646
4.01.03.02	Debêntures	200.000	0	0
4.01.03.03	Dividendos Intermediários	30.000	0	0
4.01.03.04	Dividendos Prop.a Receber de Controladas	78.860	8.113	52.778
4.01.03.05	Adiantamento de Clientes	0	0	14
4.01.03.06	Realizáveis L.Prazo Transf. p/Circulante	40.884	37.587	51.814
4.01.03.07	Vendas de Bens e Direitos	31.539	29.190	0
4.01.03.08	Outras	0	1.131	1.262
4.02	Aplicações	1.577.082	1.032.672	1.114.313
4.02.01	Aumento no Realizável a Longo Prazo	70.324	92.351	160.472
4.02.02	Investimentos	201.200	1.224	38.394
4.02.03	Aquis.Imob. e Aplicação no Diferido	37.519	29.926	17.212
4.02.04	Parcelam.Cta a Receber de Energia - MAE	17.623	0	0
4.02.05	Dividendos Intermediários	147.000	0	184.360
4.02.06	Dividendos Propostos	874.091	590.032	491.297
4.02.07	Exigíveis L.Prazo Transf.p/Circulante	229.325	266.361	220.507
4.02.08	Reversão Divid.p/Reserva Ret. de Lucros	0	52.778	0
4.02.09	Outras	0	0	2.071
4.03	Acréscimo/Decréscimo no Cap. Circulante	(246.498)	(12.963)	(433.210)
4.04	Variação do Ativo Circulante	(248.300)	160.486	(503.152)
4.04.01	Ativo Circulante no Início do Exercício	1.061.028	900.542	1.403.694
4.04.02	Ativo Circulante no Final do Exercício	812.728	1.061.028	900.542
4.05	Variação do Passivo Circulante	(1.802)	173.449	(69.942)
4.05.01	Passivo Circulante no Início Exercício	1.129.494	956.045	1.025.987
4.05.02	Passivo Circulante no Final do Exercício	1.127.692	1.129.494	956.045

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

05.01 - DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/01/2005 A 31/12/2005 (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - CAPITAL SOCIAL	4 - RESERVAS DE CAPITAL	5 - RESERVAS DE REAVALIAÇÃO	6 - RESERVAS DE LUCRO	7 - LUCROS/PREJUÍZOS ACUMULADOS	8 - TOTAL PATRIMÔNIO LÍQUIDO
5.01	Saldo Inicial	2.445.766	91.695	0	249.495	0	2.786.956
5.02	Ajustes de Exercícios Anteriores	0	0	0	0	0	0
5.03	Aumento/Redução do Capital Social	0	0	0	0	0	0
5.04	Realização de Reservas	0	0	0	(147.000)	0	(147.000)
5.04.01	Dividendos Intermediários	0	0	0	(147.000)	0	(147.000)
5.05	Ações em Tesouraria	0	0	0	0	0	0
5.06	Lucro/Prejuízo do Exercício	0	0	0	0	920.096	920.096
5.07	Destinações	0	0	0	46.005	(920.096)	(874.091)
5.07.01	Reserva Legal	0	0	0	46.005	(46.005)	0
5.07.02	Dividendos/Juros s/Capital Próprio	0	0	0	0	(874.091)	(874.091)
5.08	Outros	0	0	0	0	0	0
5.09	Saldo Final	2.445.766	91.695	0	148.500	0	2.685.961

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

05.02 - DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/01/2004 A 31/12/2004 (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - CAPITAL SOCIAL	4 - RESERVAS DE CAPITAL	5 - RESERVAS DE REAVALIAÇÃO	6 - RESERVAS DE LUCRO	7 - LUCROS/PREJUÍZOS ACUMULADOS	8 - TOTAL PATRIMÔNIO LÍQUIDO
5.01	Saldo Inicial	2.445.766	91.695	0	64.335	0	2.601.796
5.02	Ajustes de Exercícios Anteriores	0	0	0	0	0	0
5.03	Aumento/Redução do Capital Social	0	0	0	0	0	0
5.04	Realização de Reservas	0	0	0	0	0	0
5.05	Ações em Tesouraria	0	0	0	0	0	0
5.06	Lucro/Prejuízo do Exercício	0	0	0	0	775.192	775.192
5.07	Destinações	0	0	0	185.160	(775.192)	(590.032)
5.07.01	Reserva Legal	0	0	0	38.760	(38.760)	0
5.07.02	Reserva de Retenção de Lucros	0	0	0	146.400	(146.400)	0
5.07.03	Dividendos/Juros s/Capital Próprio	0	0	0	0	(590.032)	(590.032)
5.08	Outros	0	0	0	0	0	0
5.09	Saldo Final	2.445.766	91.695	0	249.495	0	2.786.956

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

05.03 - DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/01/2003 A 31/12/2003 (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - CAPITAL SOCIAL	4 - RESERVAS DE CAPITAL	5 - RESERVAS DE REAVALIAÇÃO	6 - RESERVAS DE LUCRO	7 - LUCROS/PREJUÍZOS ACUMULADOS	8 - TOTAL PATRIMÔNIO LÍQUIDO
5.01	Saldo Inicial	2.445.766	91.695	0	222.838	0	2.760.299
5.02	Ajustes de Exercícios Anteriores	0	0	0	0	0	0
5.03	Aumento/Redução do Capital Social	0	0	0	0	0	0
5.04	Realização de Reservas	0	0	0	(184.360)	0	(184.360)
5.04.01	Dividendos Intermediários	0	0	0	(184.360)	0	(184.360)
5.05	Ações em Tesouraria	0	0	0	0	0	0
5.06	Lucro/Prejuízo do Exercício	0	0	0	0	517.154	517.154
5.07	Destinações	0	0	0	25.857	(517.154)	(491.297)
5.07.01	Reserva Legal	0	0	0	25.857	(25.857)	0
5.07.02	Dividendos/Juros s/Capital Próprio	0	0	0	0	(491.297)	(491.297)
5.08	Outros	0	0	0	0	0	0
5.09	Saldo Final	2.445.766	91.695	0	64.335	0	2.601.796

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2005	4 - 31/12/2004	5 - 31/12/2003
1	Ativo Total	5.705.361	6.205.152	6.132.309
1.01	Ativo Circulante	864.311	1.193.414	925.049
1.01.01	Disponibilidades	12.179	7.710	6.357
1.01.01.01	Numerário Disponível	12.179	7.710	6.357
1.01.02	Créditos	699.384	977.547	687.955
1.01.02.01	Títulos e Valores Mobiliários	296.958	634.277	340.688
1.01.02.02	Recursos Vinculados ao Pgto Obrigações	0	0	27.203
1.01.02.03	Consumidores, Concess. e Permissionárias	304.975	280.647	254.905
1.01.02.04	Adiantamento a Fornecedores	3.341	8.849	33.226
1.01.02.05	Cauções e Depósitos Vinculados	47.927	10.427	0
1.01.02.06	Devedores Diversos-Conc.Energia Elétrica	15.630	7.809	8.167
1.01.02.07	Créditos Conta Cons.Combustível-CCC/CDE	30.553	35.538	23.766
1.01.03	Estoques	23.512	13.610	13.426
1.01.04	Outros	129.236	194.547	217.311
1.01.04.01	Alienações, Serv.Curso e Disp.Reembolsar	9.999	8.050	10.229
1.01.04.02	Tributos e Contrib.Sociais a Recuperar	16.719	74.707	22.061
1.01.04.03	Despesas Pagas Antecipadamente	10.721	5.800	52.528
1.01.04.04	Ativo Fiscal Diferido	82.344	98.173	122.329
1.01.04.05	Outros	9.453	7.817	10.164
1.02	Ativo Realizável a Longo Prazo	399.978	371.741	338.470
1.02.01	Créditos Diversos	98.534	96.345	32.959
1.02.01.01	Concessionárias e Permissionárias	10.617	14.920	23.246
1.02.01.02	Devedores Diversos-Conc.Energia Elétrica	27.697	16.572	0
1.02.01.03	Adiantamento a Fornecedores	0	0	2.357
1.02.01.04	Títulos e Valores Mobiliários	0	35.550	0
1.02.01.05	Cauções e Depósitos Vinculados - MAE	0	0	7.356
1.02.01.06	Alienação de Bens e Direitos	60.220	29.303	0
1.02.02	Créditos com Pessoas Ligadas	0	0	0
1.02.02.01	Com Coligadas	0	0	0
1.02.02.02	Com Controladas	0	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0	0
1.02.03	Outros	301.444	275.396	305.511
1.02.03.01	Tributos e Contrib. Sociais a Recuperar	10.296	8.684	30.381
1.02.03.02	Depósitos Judiciais	71.405	26.050	23.195
1.02.03.03	Ativo Fiscal Diferido	192.309	186.643	191.847
1.02.03.04	Cauções e Depósitos Vinculados	26.119	53.536	55.937
1.02.03.05	Outros	1.315	483	4.151
1.03	Ativo Permanente	4.441.072	4.639.997	4.868.790
1.03.01	Investimentos	43.619	50.365	56.861
1.03.01.01	Participações em Coligadas	0	0	0
1.03.01.02	Participações em Controladas	41.503	48.249	54.995

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/12/2005	4 -31/12/2004	5 -31/12/2003
1.03.01.03	Outros Investimentos	2.116	2.116	1.866
1.03.01.03.01	Bens/Direitos p/Uso Fut.e Dest.Alienação	1.742	1.742	1.742
1.03.01.03.02	Outros	374	374	124
1.03.02	Imobilizado	4.353.468	4.536.430	4.748.995
1.03.03	Diferido	43.985	53.202	62.934

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2005	4 - 31/12/2004	5 - 31/12/2003
2	Passivo Total	5.705.361	6.205.152	6.132.309
2.01	Passivo Circulante	1.215.167	1.233.257	1.054.409
2.01.01	Empréstimos e Financiamentos	243.343	277.712	258.497
2.01.01.01	Principal	233.416	265.410	245.306
2.01.01.02	Encargos	9.927	12.302	13.191
2.01.02	Debêntures	31.090	23.360	21.237
2.01.02.01	Principal	16.611	18.599	15.814
2.01.02.02	Encargos	14.479	4.761	5.423
2.01.03	Fornecedores	122.125	117.286	88.508
2.01.04	Impostos, Taxas e Contribuições	47.437	75.876	17.220
2.01.04.01	Tributos e Contrib. Sociais Correntes	46.427	74.897	15.913
2.01.04.02	Tributos e Contrib. Sociais Parcelados	1.010	979	1.307
2.01.05	Dividendos a Pagar	495.487	553.045	441.203
2.01.05.01	Dividendos Prop./Juros s/Capital Próprio	495.487	553.045	441.203
2.01.06	Provisões	91.569	37.271	96.888
2.01.06.01	Contingências	42.326	731	13.010
2.01.06.02	Obrigações Estimadas	49.243	36.540	83.878
2.01.07	Dívidas com Pessoas Ligadas	0	0	0
2.01.08	Outros	184.116	148.707	130.856
2.01.08.01	Compensação Financ.p/Utiliz.Rec.Hídricos	14.752	13.757	8.384
2.01.08.02	Benefícios Pós-Emprego	81.020	51.619	43.722
2.01.08.03	Passivo Fiscal Diferido	0	39.616	48.603
2.01.08.04	Adiantamentos de Clientes	0	0	19.094
2.01.08.05	Operações com Derivativos	65.876	28.002	0
2.01.08.06	Outros	22.468	15.713	11.053
2.02	Passivo Exigível a Longo Prazo	1.804.233	2.184.939	2.476.104
2.02.01	Empréstimos e Financiamentos	911.138	1.539.409	1.859.455
2.02.01.01	Principal	911.138	1.539.409	1.859.455
2.02.02	Debêntures	338.196	153.619	166.100
2.02.03	Provisões	128.252	125.970	106.891
2.02.03.01	Contingências	105.383	108.637	83.889
2.02.03.02	Obrigações Estimadas	22.869	17.333	23.002
2.02.04	Dívidas com Pessoas Ligadas	0	0	0
2.02.05	Outros	426.647	365.941	343.658
2.02.05.01	Tributos e Contrib. Sociais Parcelados	6.230	7.016	7.738
2.02.05.02	Concessões a Pagar	178.130	160.417	131.232
2.02.05.03	Benefícios Pós-Emprego	205.755	198.508	200.379
2.02.05.04	Passivo Fiscal Diferido	36.532	0	0
2.02.05.05	Outros	0	0	4.309
2.03	Resultados de Exercícios Futuros	0	0	0
2.04	Participações Minoritárias	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/12/2005	4 -31/12/2004	5 -31/12/2003
2.05	Patrimônio Líquido	2.685.961	2.786.956	2.601.796
2.05.01	Capital Social Realizado	2.445.766	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0	0
2.05.03.01	Ativos Próprios	0	0	0
2.05.03.02	Controladas/Coligadas	0	0	0
2.05.04	Reservas de Lucro	148.500	249.495	64.335
2.05.04.01	Legal	148.257	102.252	63.492
2.05.04.02	Estatutária	0	0	0
2.05.04.03	Para Contingências	0	0	0
2.05.04.04	De Lucros a Realizar	0	0	0
2.05.04.05	Retenção de Lucros	243	147.243	843
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0	0
2.05.04.07	Outras Reservas de Lucro	0	0	0
2.05.05	Lucros/Prejuízos Acumulados	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2005 a 31/12/2005	4 - 01/01/2004 a 31/12/2004	5 - 01/01/2003 a 31/12/2003
3.01	Receita Bruta de Vendas e/ou Serviços	2.904.208	2.661.810	1.952.779
3.01.01	Fornecimento de Energia Elétrica	479.493	372.743	237.612
3.01.02	Suprimento de Energia Elétrica	2.097.482	1.986.055	1.476.912
3.01.03	Subvenção Combustível - CCC/CDE	311.481	286.194	226.856
3.01.04	Serviço Prestado	5.429	4.687	4.210
3.01.05	Venda de Cinzas	7.568	10.393	6.746
3.01.06	Outras	2.755	1.738	443
3.02	Deduções da Receita Bruta	(304.361)	(191.879)	(121.843)
3.02.01	Impostos e Contribuições sobre a Receita	(298.830)	(185.550)	(116.586)
3.02.02	Vendas de Cinzas Líq.de Impostos-CCC/CDE	(5.531)	(6.329)	(5.257)
3.03	Receita Liquida de Vendas e/ou Serviços	2.599.847	2.469.931	1.830.936
3.04	Custo de Bens e/ou Serviços Vendidos	(1.035.779)	(1.101.846)	(879.585)
3.04.01	Pessoal	(80.624)	(74.763)	(56.702)
3.04.02	Material	(21.608)	(17.179)	(9.430)
3.04.03	Serviços de Terceiros	(50.311)	(40.196)	(31.462)
3.04.04	Combustível Prod.Energ.Elétrica-CCC/CDE	(311.131)	(275.502)	(223.129)
3.04.05	Combustível Prod.Energ.Elétrica-s/Subv.	(104.694)	(136.933)	(77.346)
3.04.06	Energia Elétrica Comprada para Revenda	(136.861)	(302.956)	(250.858)
3.04.07	Compensação Financ.p/Utiliz.Rec.Hídricos	(69.152)	(59.182)	(46.099)
3.04.08	Depreciação/Amortização	(197.660)	(214.528)	(197.546)
3.04.09	Uso de Bem Público - UBP	(3.671)	(4.831)	(14.539)
3.04.10	Constituição/Rev. Provisões Operacionais	(40.083)	54.102	49.762
3.04.11	Seguros	(8.762)	(10.424)	(15.246)
3.04.12	Outros	(11.222)	(19.454)	(6.990)
3.05	Resultado Bruto	1.564.068	1.368.085	951.351
3.06	Despesas/Receitas Operacionais	(463.573)	(504.015)	(293.529)
3.06.01	Com Vendas	(164.796)	(133.412)	(215.002)
3.06.01.01	Encargo de Uso da Rede Elétrica	(162.431)	(134.899)	(61.683)
3.06.01.02	Provisão p/ Créditos de Liq. Duvidosa	0	(14.450)	(143.720)
3.06.01.03	Reversão de Provisão p/Créd.Liq.Duvidosa	9.126	26.545	0
3.06.01.04	Outras	(11.491)	(10.608)	(9.599)
3.06.02	Gerais e Administrativas	(196.345)	(194.047)	(42.580)
3.06.02.01	Pessoal	(39.558)	(34.574)	(28.791)
3.06.02.02	Material	(1.207)	(718)	(604)
3.06.02.03	Serviços de Terceiros	(22.566)	(24.930)	(21.434)
3.06.02.04	Depreciação/Amortização	(10.412)	(8.929)	(8.755)
3.06.02.05	Constituição/Rev.Provisões Operacionais	(56.499)	(64.700)	71.770
3.06.02.06	Previdência Privada - SB 40	(17.442)	(23.435)	(24.993)
3.06.02.07	Indenização Trabalhista	(1.199)	(2.940)	(3.398)
3.06.02.08	Taxa de Fiscalização	(9.156)	(7.138)	(6.429)
3.06.02.09	Contribuição e Doação	(4.369)	(3.948)	(2.549)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -01/01/2005 a 31/12/2005	4 -01/01/2004 a 31/12/2004	5 -01/01/2003 a 31/12/2003
3.06.02.10	Amortização de Ágio na Partic. Empresas	(6.746)	(6.746)	(6.746)
3.06.02.11	Encargos de Rescisão Contratual	(14.530)	0	0
3.06.02.12	Outras	(12.661)	(15.989)	(10.651)
3.06.03	Financeiras	(102.432)	(176.556)	(35.693)
3.06.03.01	Receitas Financeiras	139.086	73.771	78.245
3.06.03.01.01	Rendas de Aplicações Financeiras	88.901	52.106	64.208
3.06.03.01.02	Variação Monetária	20.763	3.890	4.139
3.06.03.01.03	Outras	29.422	17.775	9.898
3.06.03.02	Despesas Financeiras	(241.518)	(250.327)	(113.938)
3.06.03.02.01	Encargos de Dívidas	(161.567)	(188.150)	(226.536)
3.06.03.02.02	Encargos/Reversão Enc.s/Prov.Operacional	(6.318)	(1.773)	(7.470)
3.06.03.02.03	Encargos s/Obrig.Contratadas - Fund.ELOS	(6.203)	(6.999)	(7.266)
3.06.03.02.04	Encargos s/Concessão ANEEL	(15.960)	(13.431)	(10.297)
3.06.03.02.05	Encargos s/Adiantamentos de Clientes	0	(1.037)	(2.464)
3.06.03.02.06	Variação Monet.s/Emprést.Financ./Debênt.	130.569	53.996	218.725
3.06.03.02.07	Var.Monet.s/Prov./Rev.Provisões Operac.	(1.578)	4.753	(6.922)
3.06.03.02.08	Var.Monet.s/Obrig.Contrat. - Fund. ELOS	(5.117)	(5.691)	(12.437)
3.06.03.02.09	Variações s/Concessão ANEEL	(3.289)	(17.477)	(28.128)
3.06.03.02.10	Variação Monetária - Outras	(3.915)	(9.845)	(4.724)
3.06.03.02.11	Prov.p/Perdas em Aplicações Financeiras	0	(17.427)	0
3.06.03.02.12	Perdas c/Swap de Taxa de Câmbio/Juros	(130.253)	(28.157)	0
3.06.03.02.13	Outras	(37.887)	(19.089)	(26.419)
3.06.04	Outras Receitas Operacionais	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	(254)
3.07	Resultado Operacional	1.100.495	864.070	657.822
3.08	Resultado Não Operacional	3.557	(3.035)	2.682
3.08.01	Receitas	31.551	29.216	406
3.08.02	Despesas	(27.994)	(32.251)	2.276
3.09	Resultado Antes Tributação/Participações	1.104.052	861.035	660.504
3.10	Provisão para IR e Contribuição Social	(176.878)	(65.470)	(190.807)
3.10.01	Contribuição Social	(43.201)	(20.201)	(49.498)
3.10.02	Imposto de Renda	(133.677)	(45.269)	(141.309)
3.11	IR Diferido	(7.078)	(20.373)	47.457
3.11.01	Contribuição Social	(31.234)	(33.014)	9.790
3.11.02	Imposto de Renda	24.156	12.641	37.667
3.12	Participações/Contribuições Estatutárias	0	0	0
3.12.01	Participações	0	0	0
3.12.02	Contribuições	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0
3.14	Participações Minoritárias	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -01/01/2005 a 31/12/2005	4 -01/01/2004 a 31/12/2004	5 -01/01/2003 a 31/12/2003
3.15	Lucro/Prejuízo do Exercício	920.096	775.192	517.154
	NÚMERO AÇÕES, EX-TESOURARIA (Unidades)	652.742.192	652.742.193.511	652.742.193.511
	LUCRO POR AÇÃO	1,40959	0,00119	0,00079
	PREJUÍZO POR AÇÃO			

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

08.01 - DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS CONSOLIDADAS (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2005 a 31/12/2005	4 - 01/01/2004 a 31/12/2004	5 - 01/01/2003 a 31/12/2003
4.01	Origens	1.431.764	1.195.872	832.746
4.01.01	Das Operações	1.124.991	1.087.518	705.007
4.01.01.01	Lucro/Prejuízo do Exercício	920.096	775.192	517.154
4.01.01.02	Vls. que não repr. mov. Cap. Circulante	204.895	312.326	187.853
4.01.01.02.01	Depreciação e Amortização	208.108	223.487	227.637
4.01.01.02.02	Juros de Dívidas Longo Prazo	27.235	21.645	31.381
4.01.01.02.03	Juros de Garantias Depositadas L.Prazo	(10.384)	(10.160)	(1.365)
4.01.01.02.04	Variação Monetária de Longo Prazo	(112.838)	(32.618)	(161.212)
4.01.01.02.05	Resultado da Equivalência Patrimonial	0	0	254
4.01.01.02.06	Amortização de Ágio	6.746	6.746	6.746
4.01.01.02.07	Provisão/Rev. de Longo Prazo, Líquida	77.793	74.214	(45.420)
4.01.01.02.08	Imposto de Renda e CSLL Diferidos	11.745	25.844	131.719
4.01.01.02.09	Ressarc.Parcial Custo Energia Livre-MAE	0	0	397
4.01.01.02.10	Resultado Baixa de Bens do Imobilizado	(3.510)	3.168	(2.284)
4.01.02	Dos Acionistas	0	0	0
4.01.03	De Terceiros	306.773	108.354	127.739
4.01.03.01	Financiamentos de Longo Prazo	0	13.771	49.163
4.01.03.02	Financiamento Aquisição de Energia	0	0	4.646
4.01.03.03	Debêntures	200.000	0	0
4.01.03.04	Resgate de Cauções e Depós.Vinculados	30.083	0	0
4.01.03.05	Adiantamento de Clientes	0	0	5.718
4.01.03.06	Realizáveis L.Prazo Transf.p/Circulante	45.151	63.333	66.452
4.01.03.07	Vendas de Bens e Direitos	31.539	29.190	0
4.01.03.08	Outras	0	2.060	1.760
4.02	Aplicações	1.742.777	1.106.355	1.295.744
4.02.01	Aumento no Realizáveis a Longo Prazo	78.904	110.867	222.774
4.02.02	Investimentos	0	250	0
4.02.03	Aquis.Imob.e Aplicação no Diferido	43.916	38.053	86.442
4.02.04	Enc.Efeit.Inflac.C.Prazo Apropr.Imob.	0	0	904
4.02.05	Parcelam.Cta a Receber de Energia - MAE	17.623	0	0
4.02.06	Dividendos Intermediários	147.000	0	184.360
4.02.07	Dividendos Prop/Juros Capital Próprio	874.091	590.032	491.297
4.02.08	Pré-pagamentos de Financiamentos	275.247	0	0
4.02.09	Exigíveis L.Prazo Transf.p/Circulante	305.996	367.153	308.277
4.02.10	Outras	0	0	1.690
4.03	Acréscimo/Decréscimo no Cap. Circulante	(311.013)	89.517	(462.998)
4.04	Variação do Ativo Circulante	(329.103)	268.365	(531.179)
4.04.01	Ativo Circulante no Início do Exercício	1.193.414	925.049	1.456.228
4.04.02	Ativo Circulante no Final do Exercício	864.311	1.193.414	925.049
4.05	Variação do Passivo Circulante	(18.090)	178.848	(68.181)
4.05.01	Passivo Circulante no Início Exercício	1.233.257	1.054.409	1.122.590

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

08.01 - DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS CONSOLIDADAS (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -01/01/2005 a 31/12/2005	4 -01/01/2004 a 31/12/2004	5 -01/01/2003 a 31/12/2003
4.05.02	Passivo Circulante no Final do Exercício	1.215.167	1.233.257	1.054.409

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

Aos administradores e acionistas
Tractebel Energia S.A.

1. Examinamos os balanços patrimoniais da Tractebel Energia S.A. individual (controladora) e consolidado, levantados em 31 de dezembro de 2005 e de 2004, e as respectivas demonstrações do resultado, das mutações do patrimônio líquido (controladora) e das origens e aplicações de recursos correspondentes aos exercícios findos naquelas datas, elaborados sob a responsabilidade de sua administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações contábeis. As demonstrações contábeis da controlada em conjunto Itá Energética S.A. relativas aos exercícios findos em 31 de dezembro de 2005 e de 2004, foram examinadas por outros auditores independentes e a nossa opinião, no que diz respeito aos valores do investimento e do resultado decorrentes nessa controlada, está baseada no parecer desses auditores.

2. Nossos exames foram conduzidos em conformidade com as normas de auditoria aplicáveis no Brasil e compreenderam: a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e os sistemas contábil e de controles internos da Companhia; b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e informações contábeis divulgados; e c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela administração da Companhia, bem como da apresentação das demonstrações contábeis tomadas em conjunto.

3. Em nossa opinião, baseados em nossos exames e no parecer de outros auditores independentes, as demonstrações contábeis referidas no parágrafo 1 representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da Tractebel Energia S.A. em 31 de dezembro de 2005 e de 2004, o resultado de suas operações, as mutações do seu patrimônio líquido e as origens e aplicações de seus recursos correspondentes aos exercícios findos naquelas datas, de acordo com as práticas contábeis adotadas no Brasil.

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

4. Nossos exames foram conduzidos com o objetivo de emitirmos parecer sobre as demonstrações contábeis referidas no primeiro parágrafo, tomadas em conjunto. As demonstrações do fluxo de caixa e do valor adicionado para os exercícios findos em 31 de dezembro de 2005 e de 2004, são apresentadas com o propósito de permitir análises adicionais não sendo parte integrante das demonstrações contábeis básicas. Essas demonstrações foram submetidas aos procedimentos de auditoria descritos no segundo parágrafo e, em nossa opinião, estão adequadamente apresentadas em todos os seus aspectos relevantes em relação às demonstrações contábeis tomadas em conjunto.

Florianópolis, 20 de janeiro de 2006.

Paulo Ricardo Pinto Alaniz
Sócio-contador
CRC RS – 42.460/S - SC
BDO Trevisan Auditores Independentes
CRC 2SP013439/O-5 "S" SC

Relatório da Administração - 2005

Senhores Acionistas,

A Administração da Tractebel Energia tem a satisfação de submeter à sua apreciação o Relatório da Administração e as correspondentes demonstrações financeiras, acompanhadas dos pareceres dos Auditores Independentes e do Conselho Fiscal, referentes ao exercício social encerrado em 31 de dezembro de 2005. As informações estão apresentadas em base consolidada e de acordo com os princípios e práticas contábeis adotadas no Brasil.

MENSAGEM DA ADMINISTRAÇÃO

A sólida atuação da Tractebel Energia dentro do novo modelo de gestão do setor elétrico marcou o ano de 2005. Tendo como base o sério comprometimento com os desempenhos econômico-financeiro, operacional e institucional, a Companhia apresentou um lucro líquido de R$ 920 milhões, crescimento de 18,7% em relação a 2004. Foram destinados aos acionistas, a título de dividendos e juros sobre capital próprio, valores equivalentes a 95% do lucro líquido anual. O patrimônio líquido alcançou R$ 2.686 milhões em 31 de dezembro de 2005.

Foi um ano de bons resultados também no desempenho operacional. A Tractebel Energia obteve uma excelente performance do parque produtivo, alcançando o patamar de 97,2% de disponibilidade em suas usinas, desconsiderando-se as paradas programadas. A produção acumulada nos 12 meses de 2005 totalizou 29.801 GWh, o que representou 7,5% da energia requerida pelo sistema elétrico nacional, e atendeu a 45% do consumo dos estados da Região Sul. Esse índice mantém a média dos últimos cinco anos.

Após a implementação do novo modelo regulatório para o setor elétrico, a Tractebel Energia participou dos leilões de energia realizados durante o ano; vendeu 200 MW médios no leilão de energia nova e 531 MW médios nos pregões de energia existente, em contratos que prevêem início da entrega em 2008 e 2009. Segundo os dados referentes à energia assegurada e contratos em vigor de compra e venda, o balanço energético da Tractebel Energia mostra que a Companhia está com a atual capacidade quase totalmente contratada até 2008.

Ao concluir a reestruturação da área comercial, a Tractebel Energia investiu consideravelmente no relacionamento com os clientes livres. A estratégia da Companhia é aumentar a participação do segmento industrial em sua carteira de contratos. Para tanto, adotou uma política ativa de fidelização, que possibilita a adequação da compra de energia ao processo produtivo de cada consumidor. A participação dos consumidores

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

industriais na receita da Companhia, que era praticamente nula em 2000, atingiu 21% em 2005, quando sua carteira era composta por mais de 100 clientes livres.

Para aumentar a liquidez das ações da Companhia, foi feito um grupamento de ações seguido da conversão da totalidade das ações preferenciais de seu capital em ordinárias. Em novembro, as ações da Tractebel Energia passaram a ser listadas no Novo Mercado, garantindo o mais alto nível de governança corporativa da Bovespa. Além disso, a controladora SUEZ Energy South America Participações Ltda. vendeu parte da sua participação em ações, passando a deter 68,7% do capital total e ampliando a base de acionistas. O mercado de capitais passou a ser um importante parceiro para garantir o futuro crescimento da Companhia. Nesse sentido, a Companhia decidiu ampliar e tornar mais transparente o relacionamento com seus acionistas.

A administração também implementou ações que tiveram como foco o público interno, a comunidade das regiões em que a Companhia está presente e o meio ambiente. Entre os projetos sociais, merece destaque o de Revitalização Econômica e Social de Vila Vermelho, comunidade do entorno da Usina Hidrelétrica de Cana Brava (GO), que recebeu importante investimento em infra-estrutura, cursos de capacitação profissional e de promoção social. O cumprimento das obrigações da legislação ambiental resultou na obtenção da licença de instalação da usina de São Salvador, em Tocantins. Também foram revalidados os certificados de ISO 9001 (qualidade) e ISO 14.001 (normas ambientais) para sete usinas, além de dar seqüência ao processo de certificação das demais. Com foco e estratégia, a Tractebel Energia busca cada vez mais a rentabilidade e a sustentabilidade da produção de energia no Brasil.

Manoel Arlindo Zaroni Torres
Presidente da Tractebel Energia

Maurício Stolle Bähr
Presidente do Conselho de Administração

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Destaques de 2005

- **Produtividade**

A Tractebel Energia gerou 29.801 GWh em 2005, na proporção de 24.721 GWh gerados em usinas hidrelétricas e 5.080 GWh em termelétricas, mantendo-se no patamar dos últimos cinco anos.

- ***Rentabilidade***

A Companhia ampliou seu lucro líquido em 18,7% em relação a 2004, alcançando R$ 920 milhões em 2005. Foram destinados aos acionistas, a título de dividendos e juros sobre capital próprio, valores equivalentes a 95% do lucro líquido anual. O EBITDA cresceu 11,6% no exercício, alcançando R$ 1,418 bilhão. A Companhia participou dos leilões promovidos pela agência reguladora do setor, tanto de energia existente, como de energia nova e incrementou sua carteira de clientes livres.

- **Qualidade**

Investindo no planejamento das manutenções do seu parque, a Tractebel Energia conseguiu um índice de 97,2% de disponibilidade de energia em suas 13 usinas, desconsiderando-se as paradas programadas. Quando consideradas todas as paradas, a disponibilidade global foi de 90,8%, sendo 93,0% na geração hidrelétrica e 80,5% na termelétrica.

- **Investimentos**

O programa de manutenção e revitalização das usinas recebeu investimentos de R$ 44 milhões em 2005, modernizando o parque gerador para atender às novas necessidades do mercado energético.

PERFIL CORPORATIVO

A Tractebel Energia faz parte do Grupo SUEZ, de origem francesa e belga, que atua em mais de cem países no setor de eletricidade e gás. Trata-se do maior grupo prestador de serviços de energia da Europa, onde também mantém a liderança na gestão de resíduos. É ainda a primeira empresa do mundo em tratamento de água.

Sediada em Florianópolis (SC), a Tractebel Energia é a maior geradora privada de energia elétrica do Brasil, com 13 usinas, sendo 6 hidrelétricas e 7 termelétricas, que respondem por cerca de 8% da energia gerada no País. Do total desse parque gerador, a Tractebel Energia detém integralmente o controle de onze usinas, e duas (hidrelétricas de Itá e Machadinho) são exploradas por meio de consórcios com outras empresas.

A capacidade instalada total de geração das treze usinas alcança 6.977 MW, dos quais 5.764 MW provenientes de geração hidrelétrica e 1.213 MW de geração térmica.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

A participação da Tractebel Energia nesta capacidade é de 5.860 MW (4.647 MW hidrelétrica e 1.213 MW térmica).

Usinas Hidroelétricas

Usina	Capacidade Instalada	Energia Assegurada
1 SALTO SANTIAGO	1.420 MW	723 MWm
2 ITÁ	1.090 MW[1]	513 MWm[1]
3 SALTO OSÓRIO	1,078 MW	522 MWm
4 CANA BRAVA	450 MW	273 MWm
5 MACHADINHO	383 MW[1]	136 MWm[1]
6 PASSO FUNDO	226 MW	119 MWm
TOTAL	4.647 MW	2.286 MWm

Nota:
1 Parte detida pela Tractebel Energia



Legenda
Hidroelétrica
Termoelétrica

Usinas Termoelétricas

Usina	Capacidade Instalada	Energia Assegurada
7 COMPLEXO JORGE LACERDA	857 MW	598 MWm
8 WILLIAM ARJONA	190 MW	177 MWm
9 CHARQUEADAS	72 MW	45 MWm
10 ALEGRETE	66 MW	41 MWm
11 LAGES	28 MW	25 MWm
TOTAL	1.213 MW	886 MWm

Capital Social

Em Assembléias Gerais Extraordinárias realizadas em 27/06/05 e 17/08/05, a Tractebel Energia aprovou a unificação de todas as classes de ações do seu capital social em um só tipo de ação ordinária, mediante a troca e conversão de cada ação preferencial existente (das classes A e B) por uma ação ordinária. Em 19/09/05, o processo de conversão foi concluído, alcançando os objetivos pretendidos de equalizar os direitos conferidos para as ações de emissão da Companhia, adaptar a estrutura acionária aos melhores procedimentos de governança corporativa e conferir maiores condições de liquidez para as suas ações.

Em 31/12/05, o capital social da Companhia era de R$ 2.445,8 milhões, representado, após o grupamento e conversão referidos anteriormente, por 652.742.192 ações ordinárias nominativas sem valor nominal.

Quadro societário da Companhia


BNDESPAR
2,80%
Banco Clássico
10,00%

A Tractebel Energia detém participação em quatro subsidiárias, das quais três são integrais (Companhia Energética Meridional - CEM, Lages Biogenética Ltda. e Tractebel Energia Comercializadora Ltda.) e uma, a Itá Energética S.A. - Itasa, da qual a Companhia detém 48,75% do capital social votante e total.


SUEZ Tractebel S.A.
100%
100%
Suez Energy Brasil
Suez Energy South America Participações
30,00%*
100%
68,73%
Consórcio Estreito Energia
Cia. Energética São Salvador
Tractebel Energia S.A.
99,99%
48,75%
99,99%
99,99%
Lajes Bioenergética Ltda.
Itá Energética S.A. - ITASA
Cia. Energética Meridional - CEM
Tractebel Energia Comercializadora Ltda.

(*) Em fevereiro de 2006, a Suez Energy South America Participações adquiriu participação adicional neste projeto, elevando a sua participação no consórcio para 40,07%.

Lages Bioenergética Ltda.: constituída em 2002, esta controlada atua como produtora independente de energia, através da central geradora termelétrica Lages, localizada no Município de Lages (SC). Trata-se de uma usina de co-geração, com um turbogerador a vapor de 28 MW, que produz energia utilizando resíduos de madeira (biomassa) como combustível. A autorização para implantação e exploração do empreendimento tem prazo de vigência até outubro de 2032.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Itá Energética S.A. - ITASA: detém a concessão para a exploração da Usina Hidrelétrica Itá em parceria, por meio de consórcio com a Companhia Siderúrgica Nacional (CSN) e Companhia de Cimento Itambé. O empreendimento está situado no Rio Uruguai, entre os municípios de Itá (SC) e Aratiba (RS) e possui capacidade instalada de 1.450 MW, proveniente de cinco grupos geradores de 290 MW. O prazo de concessão para construção e exploração está vigente até outubro de 2030.

Cia. Energética Meridional (CEM): detém a concessão da Usina Hidrelétrica Cana Brava, localizada no Rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450 MW. A concessão para construção e exploração do empreendimento tem prazo de vigência até agosto de 2033.

Tractebel Energia Comercializadora Ltda.: constituída em outubro de 2000, com o objetivo social de comercializar energia elétrica no mercado de livre negociação, incluindo a compra, a venda, a importação e a exportação de energia elétrica, bem como a intermediação de qualquer dessas operações, a prática e a celebração de atos de comércio decorrentes dessas atividades. Em dezembro de 2005, a Tractebel Energia Comercializadora possuía contratos com 32 clientes, representando volume de venda de 360 MW médios.

Clientes

A Tractebel Energia apresenta uma carteira diversificada de clientes, atendendo concessionárias distribuidoras de energia e consumidores livres (comercializadoras e indústrias), por meio de contratos flexíveis em relação ao volume e tempo de duração. Dentre os clientes industriais atendidos pela Companhia, destacam-se empresas que atuam nos setores de papel e celulose, fertilizantes, gases industriais, petroquímico, automobilístico e alimentício.

É estratégia da Companhia aumentar a participação do segmento industrial em sua carteira de contratos; para tanto adota uma política ativa de fidelização de clientes que possibilita a adequação da compra de energia ao processo produtivo de cada consumidor. Com isso, a Companhia alcança padrão diferenciado de relacionamento com esses clientes ao mesmo tempo em que atua na otimização da energia disponível de suas usinas para venda.

A participação dos consumidores industriais na receita da Companhia, que era praticamente nula em 2000, atingiu 12% em 2004 e 21% em 2005, quando sua carteira registrava mais de 100 clientes livres.

Participação dos clientes na receita


33%
37%
18%
12%
18%
42%
19%
21%
Distribuidoras (Contratos iniciais)
Distribuidoras (Contratos bilaterais)
Comercializadoras
Consumidores industriais
2004

CONJUNTURA MACRO-ECONÔMICA

O ano de 2005 foi marcado pela pouca tensão econômica no mercado internacional e pela valorização cambial da moeda nacional. Mesmo com os níveis elevados dos preços do barril de petróleo, da evolução inflacionária dos Estados Unidos e da mudança na política de juros na zona do euro, a balança comercial brasileira manteve variação positiva, registrando saldo recorde de US$ 44,7 bilhões, 32,8% maior que o de 2004.

O setor público, por sua vez, fechou o período com um superávit primário de 4,97% do PIB, acima da meta de 4,25%. Em contrapartida, a atividade econômica ficou aquém do esperado, movimento ratificado pelo baixo crescimento do PIB, de apenas 2,6%.

Ao manter sua política de troca de títulos cambiais por títulos da dívida interna e de compra de dólares no mercado futuro, o governo conseguiu reduzir sua dívida líquida em dólar de R$ 124 bilhões, em 2003, para R$ 16 bilhões. Mas a dívida interna aumentou sensivelmente, de R$ 623 bilhões para R$ 980 bilhões, em três anos. Já a dívida junto ao FMI, de R$ 15,5 bilhões, foi quitada antecipadamente em dezembro, dois anos antes do vencimento.

Outros indicadores foram negativos: inflação de 5,69% a.a. (IPCA), quando a meta era de 5,1% a.a.; taxa básica de juros (Selic) encerrou o ano ainda em 18% a.a., com redução inexpressiva em relação a janeiro, quando era de 18,25% a.a. e dívida líquida do setor público, que manteve proporção equivalente a 51% do PIB.

O consumo de energia elétrica no País cresceu 4,8% em 2005, totalizando 335.411 GWh. O crescimento por segmento consumidor foi o seguinte: residencial (5,4%), comercial (7,2%), industrial (2,4%) e outros (7,3%). O consumo industrial representou 45% do mercado nacional, enquanto o mercado residencial respondeu por 25%. O consumo médio por residência foi de 140 kWh por mês, ainda abaixo da média registrada antes do racionamento de 2001/2002, que era de 180 kWh por mês.

DESEMPENHO OPERACIONAL

Em 2005 a Tractebel Energia gerou 29.801 GWh, o que representou 7,5% da energia requerida pelo sistema elétrico nacional, e atendeu a 45% do consumo dos estados da região Sul. Esse índice mantém a média dos últimos cinco anos. Do total produzido, 79,3% foram gerados em usinas hidrelétricas e 20,7% em termelétricas. Nos últimos oito anos a capacidade instalada da Companhia cresceu 58%, passando de 3.719 MW para 5.860 MW, um incremento bem acima do crescimento de todo o parque instalado no Brasil, que no mesmo período foi de 32%.

Em 2005, foram investidos R$ 44 milhões no programa anual de manutenção e revitalização das usinas. Foram modernizados os geradores hidráulicos da usina de Salto Osório e os geradores térmicos da usina de Jorge Lacerda B; o sistema digital de telemedição foi ampliado e novas unidades remotas para a supervisão das usinas foram instaladas.

Disponibilidade

Um dos maiores desafios da geração de energia elétrica é maximizar a capacidade produtiva de suas usinas para atender às demandas contratuais. Em 2005, o objetivo empresarial de manter uma disponibilidade geral, desconsideradas as paradas programadas, acima de 96% foi superado; a Tractebel Energia alcançou 97,2% de disponibilidade no período.

Para manter esse alto índice de disponibilidade, um cronograma de manutenção é realizado de modo a interferir o mínimo possível na programação produtiva, garantindo a confiabilidade do sistema. Com isso cumpre-se a missão da Tractebel Energia, que é fornecer energia com qualidade no momento adequado e atender às solicitações ambientais.

Produção

Em 2005, a produção total de energia elétrica alcançou 29.801 GWh, mantendo volume praticamente estável em relação ao ano anterior. A geração hidrelétrica alcançou 24.721 GWh e a termelétrica, 5.080 GWh. Durante o ano, as grandes afluências verificadas nos reservatórios das usinas hidrelétricas da região Sudeste e o aumento da capacidade de intercâmbio elétrico do Sudeste com o Sul determinaram, por parte do Operador Nacional do Sistema Elétrico-ONS, um despacho ligeiramente menor das usinas da região Sul.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Neste contexto, a geração da Tractebel Energia representou 7,5% da energia requerida pelo SIN - Sistema Integrado Nacional e correspondeu a 45% do consumo dos estados da região Sul.

Balanço de Energia

De acordo com os dados acerca da energia assegurada e contratos de compra e venda em vigor em dezembro de 2005, o balanço de energia da Tractebel Energia mostra que a Companhia está com a capacidade atual quase totalmente contratada até 2008.


3.747
3.702
3.526
3.400
2006
2007
Energia disponível
Energia contratada

Pesquisa e desenvolvimento

Pelo contrato de concessão, a Aneel estabelece que as geradoras de energia elétrica devem investir anualmente parte de sua receita operacional líquida em projetos de Pesquisa & Desenvolvimento (P&D) visando melhorias no setor energético. Apesar de ser a Aneel quem define o volume de recursos a serem investidos, é a Tractebel Energia quem decide voluntariamente quais os projetos que pretende desenvolver, nos quais procura assegurar a qualidade dos temas analisados junto a diversas instituições, tais como universidades, fundações e centros de pesquisa.

Entre 1999 e 2005 a Companhia aplicou mais de R$ 23 milhões em 112 projetos de pesquisa e desenvolvimento. Entre esses projetos destacam-se os de aproveitamento das cinzas de carvão geradas pelas termelétricas na construção de casas populares, a descoberta de novas espécies de peixes no reservatório da usina hidrelétrica de Passo

Fundo, o desenvolvimento de tecnologias de soldagem, de aumento da eficiência térmica e de aproveitamento do resíduo da indústria madeireira para a geração de energia elétrica.

Em 2005, a Aneel aprovou 18 projetos de pesquisa e desenvolvimento da Tractebel Energia, que somaram R$ 2,1 milhões, sendo que 35% desse montante foi aplicado na área de meio ambiente e o restante nas áreas de geração térmica, operação e planejamento. Valor idêntico foi depositado no Fundo Nacional de Desenvolvimento Científico e Tecnológico, do Ministério da Ciência e Tecnologia e R$ 1,0 milhão foi depositado para o Ministério das Minas e Energia. Ao todo, foram investidos R$ 5,4 milhões na área de pesquisa e desenvolvimento.

Os projetos de meio ambiente voltados à ictiofauna, qualidade da água, corredores ecológicos, concentração de ozônio e biomassa para geração de energia elétrica e vapor receberam investimento de cerca de R$ 768 mil no período.

DESEMPENHO ECONÔMICO-FINANCEIRO

Receita Operacional Bruta

A receita bruta consolidada alcançou R$ 2.904,2 milhões em 2005, representando um crescimento de 9,1% em relação a 2004. A receita de suprimento de energia atingiu R$ 2.097,5 milhões e a receita de fornecimento de energia (energia vendida para clientes livres) foi R$ 479,5 milhões com crescimento de 5,6% e 28,7%, respectivamente, ante o exercício de 2004, demonstrando a importância do desenvolvimento do portfólio de clientes livres.

O desempenho das receitas operacionais deve-se à combinação dos seguintes aspectos:

- o volume de energia vendida durante o exercício, que alcançou 29.823 GWh, com aumento de 1,3% em relação aos 29.440 GWh vendidos em 2004;
- a energia elétrica liberada dos contratos iniciais, por força da regulamentação setorial, foi recontratada livremente com distribuidoras, comercializadoras e consumidores industriais a preços superiores aos anteriormente contratados. O resultado foi um portfólio de contratação com preços crescentes. Dessa forma, o preço médio dos contratos da Tractebel Energia, em 2005, alcançou aproximadamente R$ 85/MWh, patamar 16,4% superior ao preço médio da energia vendida através de contratos no ano anterior, que foi de R$ 73/MWh;
- reajustes aplicados sobre os preços da energia elétrica vendida através dos contratos iniciais e de contratos bilaterais com base na variação do IGP-M (Índice Geral dos Preços de Mercado).

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Receita Líquida

A receita líquida de 2005 totalizou R$ 2.599,8 milhões, significando expansão de 5,3% em relação a 2004. As deduções sobre a receita bruta, que referem-se substancialmente a tributos incidentes sobre as vendas, aumentaram 61,1% entre os exercícios comparados, elevando-se de R$ 185,6 milhões para R$ 298,8 milhões. Este incremento deve-se, basicamente, à majoração das alíquotas do PIS e da COFINS, de 3,65% para 9,25%, e ao aumento das vendas intra-estaduais a consumidores finais, sobre as quais há a incidência de ICMS.


Receita Operacional Líquida
(R$ milhões)
1.831
2.470
2.600
2004
2005

Custos e Despesas Operacionais

O total dos custos e despesas operacionais foi de R$ 1.390,2 milhões em 2005, com queda de 2,3% sobre 2004. Esta variação decorre dos seguintes componentes:

- **Energia elétrica comprada para revenda**: a queda de R$ 302,9 milhões para R$ 136,9 milhões entre os exercícios comparados reflete, principalmente: (i) a redução das compras para atendimento às exportações; (ii) a queda da energia comprada da CIEN, devido a redução da garantia física imposta pela ANEEL para essa unidade produtora; (iii) a menor exposição da Companhia no mercado de curto prazo (CCEE), pelo acréscimo de disponibilidade própria de energia; e (iv) a amortização total em 2004, do custo adicional de energia relativo ao período do racionamento.

- **Custo com combustíveis para produção de energia elétrica**: o aumento de 0,8% nos custos com combustíveis reflete a combinação entre o aumento nos preços contratados e o menor consumo de carvão mineral em 2005, devido à redução de geração de energia destinada à exportação.

- **Encargos de uso da rede elétrica**: estes gastos registraram crescimento de 20,4% em decorrência do aumento do volume de vendas através de contratos bilaterais em substituição aos contratos iniciais, sobre os quais não incidiam encargos de transmissão, bem como do reajuste que incidiu sobre as tarifas desse serviço.
- **Pessoal, material e serviços de terceiros**: os valores registrados nestas contas mostraram crescimento de 13,0% entre os exercícios, refletindo, além dos reajustes contratuais e salariais, acréscimo adicional decorrente de manutenção extraordinária ocorrida na Usina de Jorge Lacerda B.
- **Depreciação:** a redução verificada nesta rubrica, de R$ 223,5 milhões para R$ 208,1 milhões, relaciona-se ao fato de que os valores de 2004 contemplam provisão para depreciação acelerada referente às unidades 4 e 5 da Usina Termelétrica William Arjona, no valor de R$ 13,9 milhões.
- **Constituição e reversão de provisões operacionais**: foram constituídas em 2005, provisões operacionais líquidas no montante de R$ 96,6 milhões que se referem basicamente: (i) à provisão para benefício pós-emprego aumentada em função da alteração de hipóteses econômicas atuariais; (ii) à provisão para manutenções programadas por conta de reavaliações no programa de manutenção e (iii) à provisão para contingências cíveis devido a questionamento pela Companhia de descumprimento de cláusulas contratuais por parte de fornecedor de energia. Deste montante, são considerados não recorrentes, valores da ordem de R$ 65,5 milhões.

Resultado Operacional (EBIT)

O resultado operacional (EBIT) em 2005 atingiu R$ 1.209,7 milhões, denotando expansão de 4,1% em relação ao exercício de 2004.

EBITDA e Margem EBITDA

Refletindo os efeitos anteriormente comentados, o EBITDA de 2005 alcançou R$ 1.417,8 milhões, representando aumento da margem EBITDA de 51,5% para 54,5%. Cabe destacar que, sem o efeito das provisões operacionais não recorrentes no valor de R$ 65,5 milhões, o EBITDA ajustado de 2005 seria de R$ 1.483,3 milhões, equivalente à margem EBITDA de 57,1%.


Ebitda (R$ milhões)
e Margem Ebitda (%)
55%
928
1.271
1.418
2005
Margem Ebitda

Resultado Financeiro

A despesa financeira líquida mostrou redução de R$ 176,6 milhões, em 2004, para R$ 102,4 milhões em 2005. Esta variação deve-se, principalmente, aos seguintes aspectos:

- aumento de R$ 36,8 milhões na receita de aplicações financeiras, decorrente de um maior volume de recursos disponíveis para aplicação no ano de 2005;
- redução de R$ 26,6 milhões nos encargos provenientes de dívidas que resultou, principalmente, do pré-pagamento, em maio de 2005, do financiamento com o Banco Interamericano de Desenvolvimento (BID), no valor de R$ 328,6 milhões;
- ganho de R$ 107,8 milhões proveniente de variações monetárias líquidas que se deve, substancialmente, à valorização do Real frente à cesta de moedas que compõe a dívida (de 11%) e também à atualização monetária de crédito de impostos compensados e de contas a receber de clientes em decorrência de acordo comercial;

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

- perda com operações de swap (swap de taxa de câmbio/juros) de R$ 102,1 milhões, resultante da valorização do Real frente à cesta de moedas do

- endividamento, que neutralizou parcialmente o ganho cambial sobre as dívidas em moeda estrangeira.

Dívida

A dívida bruta consolidada, incluindo encargos, totalizava R$ 1.523,8 milhões em 31 de dezembro de 2005, o que representou uma queda de 23,6% comparativamente ao ano anterior. Essa redução é fruto da valorização do Real frente à cesta de moedas que compõem a dívida, das amortizações realizadas ao longo do exercício, e da operação de pré-pagamento do já mencionado financiamento junto ao BID, esta última tendo influenciado também a redução da exposição da dívida à moeda estrangeira na comparação com dezembro de 2004.

Do total da dívida em 31 de dezembro de 2005, aproximadamente 33% estavam expostos à moeda estrangeira (53% em 31 de dezembro de 2004), dos quais, cerca de 37% estavam protegidos da variação cambial através de instrumentos de hedge. Abaixo, a posição detalhada dos empréstimos, financiamentos e debêntures:

Posição dos empréstimos, financiamentos e debêntures em 31/12/2005

	31/12/2004			31/12/2005		
Em R$ milhões	**Curto Prazo**	**Longo Prazo**	**Total**	**Curto Prazo**	**Longo Prazo**	**Total**
Moeda Nacional						
Eletrobrás	66	248	314	81	175	256
Instituições Financeiras	58	386	444	62	338	400
Debêntures	24	153	177	31	338	369
Soma	**148**	**787**	**935**	**174**	**851**	**1.025**
% Moeda Nacional	49%	46%	47%	63%	68%	67%
Moeda Estrangeira						
Secret. Do Tesouro Nacional	104	414	518	88	264	352
Instituições Financeiras	49	492	541	13	134	147
Soma	**153**	**906**	**1.059**	**101**	**398**	**499**
% Moeda Estrangeira	51%	54%	53%	37%	32%	33%
Total	**301**	**1.693**	**1.994**	**275**	**1.249**	**1.524**

10.01 - RELATÓRIO DA ADMINISTRAÇÃO


1.994
1.059
935
499
1.025
2004
Moeda nacional


Cronograma do vencimento
174
101
160
149
97
35
29
2006
2007
2008
2009
Moeda Nacional


1.957
1.345
1.244
2005


2,1x
1,1x
0,9x
2003
2004
2005

Lucro Líquido

O lucro líquido de 2005 atingiu R$ 920,1 milhões, valor 18,7% superior ao do ano de 2004. Cabe ressaltar a contribuição positiva do crescimento da receita operacional - fruto da combinação de crescimento das vendas para clientes livres e preços médios da energia contratada – e da redução dos custos de compra de energia elétrica no ano, além do efeito negativo do aumento dos impostos incidentes sobre a venda.


Lucro Líquido
(R$ milhões)
517
775
920
2004
2005

INVESTIMENTOS

Em 2005, foram investidos R$ 44 milhões, em sua maior parte destinados ao programa anual de manutenção e revitalização das usinas. Os geradores hidráulicos da usina de Salto Osório e os geradores térmicos da usina de Jorge Lacerda B passaram por modernização. Além disso, o sistema digital de telemedição foi ampliado e novas unidades remotas para a supervisão das usinas foram instaladas. O investimento na revitalização do parque gerador rendeu disponibilidade de 97,2% da produção no ano, situando-se acima da meta estabelecida e da média setorial.


Investimentos
(R$ milhões)
89
38
44
2004
2005

GOVERNANÇA CORPORATIVA

A Tractebel Energia considera que 2005 foi o ano da governança corporativa. Isso porque o modelo de gestão escolhido avançou em ações que redundaram em um relacionamento mais transparente com os investidores e no aumento da liquidez das ações da Companhia.

Uma dessas iniciativas foi a conversão de suas ações preferenciais em ordinárias e a padronização dos direitos e obrigações a todos os acionistas. Além disso, a controladora SUEZ Energy South America Participações Ltda. vendeu parte da sua participação no capital, ampliando a base de acionistas e, consequentemente, favorecendo a liquidez das ações.

Com isso, criou condições para que o mercado de capitais se torne um importante parceiro para garantir o futuro crescimento da Companhia, capacitando-a a aproveitar oportunidades de mercado.

Atualmente, o Conselho da Administração da Tractebel Energia possui sete membros, com presidente e vice-presidente escolhidos pelos acionistas em Assembléia Geral Ordinária. A Diretoria Executiva da Companhia, com sete membros, é composta após análise curricular feita pelo Conselho de Administração. Os mandatos são de três anos e é permitida a reeleição.

A partir de 2006, dentro do processo de avanços na governança corporativa, pelo menos 20% dos conselheiros deverão ser acionistas independentes, que deverão ser definidos a partir da próxima assembléia ordinária.

Ainda a destacar, o prosseguimento da adequação da estrutura de controle interno às regras da Lei Sarbannes-Oxley, que ampliará a transparência das divulgações financeiras da Companhia.

Adesão ao Novo Mercado

Em 2005 a Companhia aderiu ao Novo Mercado da Bovespa, segmento de listagem destinado às empresas que se comprometem, de forma voluntária, com a adoção de práticas e regras de governança corporativas adicionais às exigidas pela legislação.

As regras consolidadas no Regulamento de Listagem no Novo Mercado ampliam os direitos dos acionistas, melhoram a qualidade das informações prestadas pelas Companhias e, ao determinar a resolução dos conflitos por meio de uma Câmara de Arbitragem, oferecem aos investidores a segurança de uma alternativa mais ágil e especializada.

No último trimestre do ano, a Tractebel Energia aprovou a reforma do seu Estatuto Social, visando adequá-lo às regras e procedimentos do Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo. Aprovou ainda, uma nova política de dividendos que compreende:

- elevação do dividendo mínimo obrigatório estabelecido no Estatuto Social da Companhia de 25% (vinte e cinco por cento) para 30% (trinta por cento) do lucro líquido do exercício, ajustado nos termos da Lei 6.404/76;
- intenção de declarar e pagar dividendos e/ou juros sobre o capital próprio não inferior a 55% do lucro líquido ajustado. O valor dessas distribuições dependerá de vários fatores, tais como condição financeira da Companhia, suas perspectivas futuras, condições macroeconômicas e estratégias de crescimento;
- distribuição de dividendos em períodos semestrais.

MERCADO DE CAPITAIS

Listada na Bolsa de Valores de São Paulo desde maio de 1998, a Tractebel Energia S.A ingressou no Novo Mercado da Bovespa em 16 de novembro de 2005. A Tractebel Energia passou a integrar o Índice de Ações com Governança Corporativa Diferenciada (**IGC**), o Índice de Ações com Tag Along Diferenciado (**ITAG**), que reúne as Companhias que oferecem ao acionista minoritário uma proteção maior, no caso de alienação do controle, além do Índice de Sustentabilidade Empresarial da Bovespa (**ISE**), que reúne empresas com reconhecido comprometimento com a sustentabilidade.

As ações ordinárias da Tractebel Energia são negociadas na Bovespa sob código TBLE3; além disso, a Companhia possui *American Depositary Receipts* (ADRs) Nível I negociados no mercado de balcão norte-americano *Over-The-Counter* (OTC) sob código TBLEY, sob a relação de 1 ADR = 5 ações ordinárias.

Performance das Ações – TBLE3

Em 2005, as ações ordinárias da Tractebel Energia (TBLE3) apresentaram ganho acumulado de 70,1%, comparado com uma valorização de 27,7% do Ibovespa – índice que reflete o desempenho de 57 papéis de maior liquidez no mercado - e de 42,9% do Índice de Energia Elétrica (IEE).

No ano, as ações registraram presença em 100% dos pregões e o volume médio diário de negociação registrado foi de R$ 2.550 mil, com acentuado crescimento a partir de novembro, quando foram completadas as ações da Companhia para formalizar a adesão ao Novo Mercado da Bovespa, incluindo a operação de oferta secundária de ações que ampliou o *free-float* para 31,3%. No encerramento do ano, os papéis estavam cotados a R$ 15,05/ação, representando um valor de mercado da Companhia equivalente a R$ 9.824 milhões.


TBLE3=R$15,05
Ibovespa=33.455
TBLE3
Ibovespa
IEE

COLABORADORES

O mapeamento de competências dos colaboradores e o programa de sucessão preparam a Companhia para atuar no futuro próximo.

No fechamento do ano de 2005, a Tractebel Energia contava com 893 empregados, 44 a mais que no fechamento do ano anterior. Esse público, estratégico para a Companhia e foco de uma política de valorização e desenvolvimento profissional, recebeu especial atenção a partir de programas internos. Durante o ano, cada empregado recebeu em média 100,7 horas de treinamento, abrangendo educação formal (MBA, pós-graduação e graduação), cursos técnicos, de idiomas e treinamentos comportamentais.

O desenvolvimento dos empregados é parte do processo de gestão de carreira e sucessão da Companhia. Um terço do quadro de empregados possui formação universitária, sendo 132 formados em engenharia, 54 em administração, 29 em contabilidade, 22 em economia, 15 em direito, 10 em pedagogia e 59 em outros cursos.

A idade média dos empregados é de 40,2 anos e o tempo médio de empresa de 14,7 anos. Em 2005, foi implementada uma mudança do plano de previdência privada do modelo de benefício definido para contribuição definida, com migração de mais de 96% dos empregados. Com isso, é possível agora controlar riscos futuros para a Companhia com o plano de previdência de seus empregados.

SERVIÇOS DE AUDITORIA

Os auditores independentes da Companhia e de suas controladas não prestam outros serviços, além dos serviços de auditoria contábil.

AGRADECIMENTOS

A administração da Tractebel Energia agradece aos seus colaboradores, acionistas, clientes, fornecedores, instituições financeiras, entidades governamentais e órgãos reguladores e todos aqueles de contribuíram para o desempenho da Companhia em 2005.

A Administração

11.01 - NOTAS EXPLICATIVAS

DEMONSTRAÇÕES DO FLUXO DE CAIXA
DOS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO (Informação adicional)
(em milhares de reais)

	Controladora		Consolidado	
	2005	2004	2005	2004
Atividades operacionais				
Lucro líquido do exercício	920.096	775.192	920.096	775.192
Despesas (receitas) que não afetam o caixa:				
Depreciação e amortização	158.608	175.057	208.108	223.487
Resultado de equivalência patrimonial	(116.885)	(82.394)	-	-
Amortização de ágio	6.746	6.746	6.746	6.746
Variação monetária líquida	(22.964)	(25.789)	(35.551)	(29.465)
Constituição de provisão operacional líquida	68.584	53.252	68.151	54.806
Imposto de renda e CSLL diferidos	4.419	21.282	7.078	20.373
Resultado na baixa de bens do imobilizado	(3.557)	3.017	(3.552)	3.167
	1.015.047	926.363	1.171.076	1.054.306
Redução (aumento) nos ativos				
Consumidores e concessionárias	5.640	(2.338)	(22.334)	(18.659)
Recursos vinculados a pagamentos de obrigações	-	(8.347)	-	(8.347)
Créditos da conta consumo de combustível - CCC/CDE	4.985	(11.772)	4.985	(11.772)
Tributos e contribuições sociais a recuperar	50.517	(31.799)	49.696	(36.687)
Cauções e depósitos vinculados/judiciais	(33.844)	6.140	(43.481)	(11.832)
Almoxarifado	(9.454)	286	(9.902)	(184)
Devedores diversos	(7.179)	(16.572)	(7.179)	(16.572)
Despesas antecipadas	(6.618)	5.044	(5.886)	4.502
Outros	(4.536)	(2.804)	(4.295)	(3.534)
	(489)	(62.162)	(38.396)	(103.085)
Aumento (redução) nos passivos				
Fornecedores	1.129	31.351	24.656	41.855
Empréstimos, financiamentos e debêntures	3.296	(10.361)	8.956	8.123
Tributos e contribuições sociais	(459)	(6.976)	2.158	(2.748)
Obrigações estimadas	4.902	(12.544)	4.951	(12.506)
Provisão para contingências	3.761	(6.859)	4.998	(6.695)
Benefícios pós-emprego	6.203	6.026	6.203	6.026
Concessão ANEEL	-	-	14.482	13.180
Outros	6.926	8.302	17.645	13.779
	25.758	8.939	84.049	61.014
Recursos líquidos provenientes das atividades operacionais	1.040.316	873.140	1.216.729	1.012.235
Atividades de investimento				
Aplicação no imobilizado e diferido	(37.519)	(29.926)	(43.916)	(38.053)
Aplicações em investimentos	(201.200)	(1.224)	-	(250)
Dividendos recebidos de controladas	38.113	-	-	-
Recursos líquidos utilizados nas atividades de investimentos	(200.606)	(31.150)	(43.916)	(38.303)
Atividades de financiamento				
Pagamentos de empréstimos, financiamentos e debêntures	(244.689)	(182.549)	(625.714)	(271.154)
Financiamentos e debêntures	200.000	-	200.000	13.771
Pagamentos de dividendos e juros sobre o capital próprio	(1.110.032)	(441.203)	(1.110.032)	(441.203)
Resgate de cauções e depósitos vinculados	-	-	30.083	19.596
Recursos líquidos utilizados nas atividades de financiamentos	(1.154.721)	(623.752)	(1.505.663)	(678.990)
Total dos efeitos no caixa	(315.011)	218.238	(332.850)	294.942
Caixa e equivalentes				
Saldo inicial	519.630	301.392	641.987	347.045
Saldo final	204.619	519.630	309.137	641.987
	(315.011)	218.238	(332.850)	294.942
Pagamentos efetuados no exercício				
Juros de empréstimos, financiamentos e debêntures	87.293	101.778	153.620	192.582
Imposto de renda e contribuição social	81.397	55.349	127.910	86.461
Transações que não envolveram o caixa				
Imposto de renda e contribuição social compensados	35.464	32.860	41.400	35.318
Dividendos propostos e juros sobre o capital próprio creditados	501.091	590.032	501.091	590.032
Dividendos propostos a receber de controladas	78.860	8.113	-	-

11.01 - NOTAS EXPLICATIVAS

DEMONSTRAÇÕES DO VALOR ADICIONADO

DOS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO (Informação adicional)

(em milhares de reais)

	Controladora		Consolidado	
	2005	2004	2005	2004
GERAÇÃO DO VALOR ADICIONADO				
Receitas de vendas, serviços e outras	2.428.052	2.294.260	2.592.727	2.375.616
Reversão provisão p/créditos de liquid. duvidosa	9.071	12.133	9.126	12.095
Subvenção de combustível – CCC/CDE	311.481	286.194	311.481	286.194
Resultado não operacional	3.557	(3.017)	3.557	(3.035)
	2.752.161	2.589.570	2.916.891	2.670.870
(-) Insumos				
Materiais	(20.851)	(16.840)	(22.853)	(17.931)
Serviços de terceiros	(65.701)	(59.293)	(75.330)	(66.568)
Combustível p/produção energia –	(311.131)	(275.502)	(311.131)	(275.502)
Combustível p/produção energia sem subvenção	(101.570)	(134.666)	(104.694)	(136.933)
Energia elétrica comprada para revenda	(407.697)	(579.341)	(136.861)	(302.956)
Seguros	(7.224)	(8.434)	(9.239)	(10.752)
Encargos de uso da rede elétrica	(116.395)	(106.636)	(162.431)	(134.899)
Outros	(143.694)	(74.616)	(143.827)	(85.598)
	(1.174.263)	(1.255.328)	(966.366)	(1.031.139)
VALOR ADICIONADO BRUTO	**1.577.898**	**1.334.242**	**1.950.525**	**1.639.731**
Depreciação e amortização	(158.608)	(175.057)	(208.108)	(223.487)
VALOR ADICIONADO LÍQUIDO GERADO	**1.419.290**	**1.159.185**	**1.742.417**	**1.416.244**
VALOR ADICIONADO RECEBIDO EM TRANSFERÊNCIA				
Receitas financeiras	117.363	59.881	139.086	78.173
Resultado da equivalência patrimonial	116.885	82.394	-	-
VALOR ADICIONADO A DISTRIBUIR	**1.653.538**	**1.301.460**	**1.881.503**	**1.494.417**

11.01 - NOTAS EXPLICATIVAS

DISTRIBUIÇÃO DO VALOR ADICIONADO

	Controladora				Consolidado			
	2005	%	2004	%	2005	%	2004	%
Remuneração:								
Do trabalho								
Remuneração e encargos	75.062	4,54	68.987	5,30	76.990	4,09	70.433	4,71
Benefícios	23.281	1,41	17.982	1,38	23.488	1,25	18.155	1,22
Participação nos resultados	10.000	0,60	6.500	0,50	10.000	0,53	6.500	0,43
	108.343	**6,55**	**93.469**	**7,18**	**110.478**	**5,87**	**95.088**	**6,36**
Do capital de								
Encargos e var.monet.	102.589	6,20	87.258	6,70	218.161	11,60	185.654	12,42
Aluguéis.	5.090	0,31	4.458	0,34	5.660	0,30	5.112	0,35
Outras desp. financ.	25.598	1,55	27.245	2,10	30.497	1,62	63.660	4,26
	133.277	**8,06**	**118.961**	**9,14**	**254.318**	**13,52**	**254.426**	**17,03**
Do governo								
Impostos, taxas e contribuições	293.867	17,77	200.188	15,38	326.438	17,35	208.940	13,98
Encargos setoriais	69.931	4,23	61.373	4,71	86.217	4,58	74.928	5,01
IR e CSLL	128.024	7,74	52.277	4,02	183.956	9,78	85.843	5,75
	491.822	**29,74**	**313.838**	**24,11**	**596.611**	**31,71**	**369.711**	**24,74**
Do capital								
Reserva legal	46.005	2,78	38.760	2,98	46.005	2,44	38.760	2,59
Dividendos e juros s/ capital próprio	874.091	52,87	590.032	45,34	874.091	46,46	590.032	39,48
Lucro retido	-	-	146.400	11,25	-	-	146.400	9,80
	920.096	**55,65**	**775.192**	**59,57**	**920.096**	**48,90**	**775.192**	**51,87**
	1.653.538	**100,00**	**1.301.460**	**100,00**	**1.881.503**	**100,00**	**1.494.417**	**100,00**

11.01 - NOTAS EXPLICATIVAS

NOTA 1 – CONTEXTO OPERACIONAL

NOTA 2 – APRESENTAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS

NOTA 3 – TÍTULOS E VALORES MOBILIÁRIOS

NOTA 4 – CONSUMIDORES, CONCESSIONÁRIAS E PERMISSIONÁRIAS

NOTA 5 – TRIBUTOS E CONTRIBUIÇÕES SOCIAIS A RECUPERAR

NOTA 6 – ATIVO FISCAL DIFERIDO

NOTA 7 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

NOTA 8 – ALIENAÇÕES DE BENS E DIREITOS

NOTA 9 – INVESTIMENTOS

NOTA 10 – ATIVO IMOBILIZADO

NOTA 11 – UNIDADES 4 E 5 DA UTE WILLIAM ARJONA

NOTA 12 – FORNECEDORES

NOTA 13 – EMPRÉSTIMOS E FINANCIAMENTOS

NOTA 14 – DEBÊNTURES

NOTA 15 – OBRIGAÇÕES ESTIMADAS

NOTA 16 - PROVISÕES PARA CONTINGÊNCIAS

NOTA 17 – CONCESSÕES A PAGAR

NOTA 18 – BENEFÍCIOS PÓS-EMPREGO

NOTA 19 - PASSIVO FISCAL DIFERIDO

NOTA 20 - PATRIMÔNIO LÍQUIDO

NOTA 21 – DIVIDENDOS PROPOSTOS

NOTA 22 – DETALHAMENTO DOS GASTOS OPERACIONAIS POR NATUREZA

NOTA 23 – ARRENDAMENTO MERCANTIL

NOTA 24 - INSTRUMENTOS FINANCEIROS

NOTA 25 – TRANSAÇÕES COM PARTES RELACIONADAS

NOTA 26 – GARANTIAS A TERCEIROS

NOTA 27 – SEGUROS

NOTA 28 – CONTRATOS DE LONGO PRAZO

NOTA 29 – SERVIÇOS DE AUDITORIA

11.01 - NOTAS EXPLICATIVAS

NOTA 1 – CONTEXTO OPERACIONAL

A Companhia é concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis – SC, e tem como atividade a geração e comercialização de energia elétrica, cuja regulamentação está subordinada à Agência Nacional de Energia Elétrica – ANEEL, vinculada ao Ministério de Minas e Energia.

Sua capacidade instalada, incluindo a propriedade indireta das UHEs Itá e Cana Brava e da Unidade de Cogeração Lages, é de 5.860 MW, dos quais 79,30% em usinas hidrelétricas e 20,70% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UHE Machadinho (SC/RS), UHE Cana Brava (GO), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS), Complexo Termelétrico Jorge Lacerda (SC) e Unidade de Cogeração Lages (SC).

A capacidade de fornecimento de energia elétrica da Companhia, incluindo os contratos para compra de longo prazo firmados com a controlada Itá Energética S.A. - ITASA e com a Companhia de Interconexão Energética – CIEN, é de 5.968 MW.

As concessões e autorizações detidas pela Companhia e suas controladas estão relacionadas na Nota 10-d.

O controle acionário da Companhia pertence à Suez Energy South America Participações Ltda. (atual denominação da Tractebel EGI South America Ltda.), empresa constituída no Brasil sob o controle da Suez-Tractebel Socièté Anonyme, com sede em Bruxelas, Bélgica, integrante do Grupo Suez, sediado na França.

A Companhia é controladora da Companhia Energética Meridional – CEM, detendo 99,99% das ações representativas de seu capital social, a qual é detentora da concessão da usina hidrelétrica Cana Brava, localizada no Rio Tocantins, Estado de Goiás. A Companhia detém, também, o controle compartilhado, com a Companhia Siderúrgica Nacional – CSN, da empresa Itá Energética S.A. – ITASA, da qual possui 48,75% do capital votante. A ITASA é uma SPE – Sociedade de Propósito Específico constituída para construir e explorar, em parceria, através de consórcio, a usina hidrelétrica Itá, localizada no Rio Uruguai, na divisa dos Estados de Santa Catarina e Rio Grande do Sul. Detém, ainda, 99,99% das quotas de capital da Lages Bioenergética Ltda., a qual detém autorização para explorar a unidade de cogeração Lages, no Município de Lages (SC). As principais características das controladas e de seus empreendimentos estão descritas na Nota 9-b.

Em 16.11.2005, as ações da Companhia foram admitidas à negociação do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA. As regras impostas pelo Novo Mercado visam conceder mais transparência com relação à atividade e situação financeira das Companhias e a adoção de práticas de governança corporativa, bem como, garantir maiores direitos aos acionistas minoritários.

NOTA 2 – APRESENTAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS

Todos os valores apresentados (textos e tabelas) nas demonstrações financeiras e nas Notas Explicativas estão expressos em Reais mil, exceto onde indicado de maneira diferente.

11.01 - NOTAS EXPLICATIVAS

A Companhia está apresentando, adicionalmente às demonstrações financeiras, as demonstrações do fluxo de caixa e do valor adicionado, respectivamente.

Objetivando propiciar maior clareza na apresentação dos detalhamentos de saldos patrimoniais em Notas Explicativas, as contas ativas e passivas não existentes nas controladas estão sendo apresentadas exclusivamente sob o título "Controladora", cujos valores são idênticos aos saldos consolidados.

As demonstrações financeiras da controladora e consolidadas estão em consonância com os princípios e práticas contábeis adotadas no País. As principais práticas contábeis adotadas pela Companhia para a elaboração das demonstrações financeiras estão descritas a seguir:

Reconhecimento dos efeitos inflacionários

Estão refletidos somente os efeitos das variações monetárias sobre ativos e passivos indexados em função de disposições legais e contratuais. Em conformidade com as disposições da Lei nº 9.249, de 26.12.1995, a partir de janeiro de 1996 foi extinta a sistemática de correção monetária. Desta forma, os valores correspondentes ao ativo permanente e ao patrimônio líquido estão corrigidos somente até 31.12.1995.

Critérios gerais de avaliação

a) Ativos circulante e realizável a longo prazo

Os títulos e valores mobiliários são registrados ao custo acrescido dos rendimentos auferidos até a data do balanço. Os valores contábeis, caso excedam os preços médios de mercado, são ajustados através de constituição de provisão;

a provisão para créditos de liquidação duvidosa está associada a créditos decorrentes de operações realizadas no âmbito do Mercado Atacadista de Energia Elétrica – MAE. As demais contas a receber possuem garantias ou ausência de histórico de perdas, não justificando o registro de provisão (ver Nota 4);

o imposto de renda e a contribuição social diferidos (ativo fiscal diferido) são calculados às alíquotas de 25% e 9%, respectivamente, vigentes na data do balanço, e são reconhecidos com base em prejuízos fiscais e diferenças temporárias. A segregação entre circulante e realizável a longo prazo obedece à expectativa de realização dos valores que lhe dão origem;

os materiais em estoque estão registrados ao custo médio ponderado de aquisição, que não excede o valor de mercado;

os ativos indexados são atualizados até a data do balanço.

b) Permanente

Os investimentos em sociedades controladas e controlada em conjunto são avaliados pelo método da equivalência patrimonial e os demais investimentos são reconhecidos ao custo de aquisição, que não excede o valor de mercado;

o imobilizado é registrado ao custo de aquisição ou construção. A depreciação é calculada pelo método linear, com base nas taxas anuais constantes da tabela anexa à Resolução ANEEL nº 002, de 24.12.1997, e nº 044, de 17.03.1999, tomando-se por base os saldos contábeis registrados nas

11.01 - NOTAS EXPLICATIVAS

Unidades de Cadastro – UC que compõem os empreendimentos, conforme determina a Portaria DNAEE nº 815, de 30.11.1994. As taxas médias anuais de depreciação apuradas pela Companhia e suas controladas, em consonância com os citados atos normativos, estão demonstradas na Nota 10-a;

os juros e demais encargos financeiros e efeitos inflacionários decorrentes dos financiamentos obtidos de terceiros, efetivamente aplicados nas imobilizações em curso, são computados como custo do respectivo imobilizado;

até 31.12.1998 foram capitalizados juros sobre o capital próprio vinculado às obras em andamento, em consonância com a legislação específica do setor elétrico. A partir de 01 de janeiro de 1999, a Companhia descontinuou esta prática e a partir de 01 de janeiro de 2002 a mesma deixou de ser praticada no setor elétrico brasileiro, em função de alteração das normas da ANEEL que disciplinavam esta matéria.

c) Passivos circulante e exigível a longo prazo

Os benefícios futuros a empregados (benefícios pós-emprego) são registrados com base em avaliação atuarial, pelo Método da Unidade de Crédito Projetada, e atualizados mensalmente pelos índices contratuais, no que se refere às obrigações já contratadas, e complementados pelos valores projetados atuarialmente (ver Nota 18);

os empréstimos, financiamentos, debêntures e os encargos decorrentes de ambos, apropriados até a data do balanço, são atualizados pelas taxas de câmbio ou índices contratuais (ver Nota 13 e Nota 14) e as demais obrigações são registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

d) Resultado do período

As receitas e despesas são registradas com observância do regime de competência dos exercícios.

e) Arrendamento mercantil

As operações de arrendamento mercantil existentes na Companhia não possuem valores relevantes e são reconhecidas diretamente no resultado, com base nas contraprestações contratuais (ver Nota 23).

Demonstrações financeiras consolidadas

São eliminados os investimentos da investidora no capital das investidas, bem como os saldos ativos e passivos e as receitas e despesas decorrentes de operações entre as companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA são consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado (ver Nota 9-b).

Em face da alta proporção de participação da controladora nas demais sociedades controladas (ver Nota 9-b), não houve efeito da participação dos acionistas não controladores nas demonstrações financeiras consolidadas.

NOTA 3 – TÍTULOS E VALORES MOBILIÁRIOS

	Controladora		Consolidado	
	2005	2004	2005	2004
Circulante				
Certificado de Depósito Bancário – CDB	12.608	340.032	55.780	440.035
Letras do Tesouro Nacional – LTN	173.816	-	174.890	-
Letras Financeiras do Tesouro – LFT	69	129.145	69	167.666
Operações Compromissadas com Títulos Públicos Federais	37.148	33.925	83.137	33.925
Notas do Banco Central – NBC - E	19.749	23.776	31.731	23.776
Notas do Tesouro Nacional – NTN	-	-	5.059	-
Certificado de Depósito Interbancário – CDI	-	-	60	-
Ajuste negativo de operações de *swaps*	-	-	-	(13.698)
(-) Garantia de operações de *swaps* no Fundo de Investimentos Exclusivo	(36.341)	-	(36.341)	-
	207.049	**526.878**	**314.385**	**651.704**
(-) Provisão para perdas em aplicações financeiras	(11.896)	(11.896)	(17.427)	(17.427)
	195.153	**514.982**	**296.958**	**634.277**
Longo Prazo				
Certificado de Depósito Bancário – CDB	-	35.550	-	35.550
	-	**35.550**	**-**	**35.550**

Os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até 31.12.2005, cujos valores contábeis não excedem aos preços médios de mercado, podendo ser negociados independentemente de seus vencimentos, sem prejuízo dos rendimentos.

A Companhia possui Fundo de Investimentos Exclusivo composto por LTN, operações compromissadas e operações de *swaps* realizadas no mercado de balcão, em que o Fundo fica ativo em moeda estrangeira (Dólar, Euro e Libra) e passivo em CDI. As aplicações neste Fundo estão segregadas nas demonstrações financeiras de acordo com as suas naturezas. O saldo do Fundo inclui o valor de R$ 36.341, relativo a garantia contratual para as operações de *swaps* existentes no Fundo, o qual somente poderá ser resgatado quando do vencimento do último contrato de *swap*, em dezembro de 2006, e está apresentado no ativo circulante, na rubrica "Cauções e depósitos vinculados".

A provisão para perdas em aplicações financeiras refere-se a aplicações em CDB que a Companhia e sua Controlada Companhia Energética Meridional - CEM possuem no Banco Santos, o qual teve a falência decretada em 2005.

11.01 - NOTAS EXPLICATIVAS

NOTA 4 – CONSUMIDORES, CONCESSIONÁRIAS E PERMISSIONÁRIAS

Controladora

	2005				2004
	Vincendos	Vencidos		Total	Total
		até 90 dias	mais de 90 dias		
Circulante					
Consumidores livres	28.321	310	239	28.870	29.928
Concessionárias	178.041	71	-	178.112	167.246
Comercializadoras	67.753	-	-	67.753	41.165
Exportação	1.200	-	740	1.940	740
Transações no âmbito do CCEE/MAE	120.285	-	11.947	132.232	162.550
	395.600	**381**	**12.926**	**408.907**	**401.629**
(-) Provisão para créditos de liquidação duvidosa	(109.845)	-	(11.900)	(121.745)	(130.816)
	285.755	**381**	**1.026**	**287.162**	**270.813**
Longo prazo					
Transações no âmbito do CCEE/MAE	10.617	-	-	10.617	14.920
	10.617	**-**	**-**	**10.617**	**14.920**

Consolidado

	2005				2004
	Vincendos	Vencidos		Total	Total
		até 90 dias	mais de 90 dias		
Circulante					
Consumidores livres	54.092	640	239	54.971	35.286
Concessionárias	180.580	71	-	180.651	170.250
Comercializadoras	54.787	-	-	54.787	40.524
Exportação	1.200	-	740	1.940	740
Transações no âmbito do CCEE/MAE	121.181	-	13.944	135.125	165.472
	411.840	**711**	**14.923**	**427.474**	**412.272**
(-) Provisão para créditos de liquidação duvidosa	(110.470)	-	(12.029)	(122.499)	(131.625)
	301.370	**711**	**2.894**	**304.975**	**280.647**
Longo prazo					
Transações no âmbito do CCEE/MAE	10.617	-	-	10.617	14.920
	10.617	**-**	**-**	**10.617**	**14.920**

A energia elétrica fornecida a clientes enquadrados na categoria "Consumidores livres" tem suas respectivas faturas com vencimento no mês subseqüente ao do fornecimento, assim como os clientes enquadrados nas categorias "Concessionárias" e "Comercializadoras", que podem ter também, suas faturas parceladas em até três vezes, vencendo-as no mês seguinte e no segundo mês subseqüente ao do suprimento.

11.01 - NOTAS EXPLICATIVAS

Os valores vencidos há mais de 90 dias relativos a transações no âmbito do CCEE/MAE referem-se a débitos de agentes inadimplentes na 1ª liquidação do Mercado Atacadista de Energia Elétrica - MAE, realizada em 30.12.2002. Tais valores estão sendo objeto de negociações bilaterais. Contudo, em razão das incertezas de recebimento do referido débito, a Companhia mantém provisão para créditos de liquidação duvidosa, independentemente das ações aplicáveis ao caso.

A provisão para devedores duvidosos sobre os valores vincendos foi constituída em virtude de incertezas quanto à realização de créditos decorrentes de transações ocorridas no âmbito do MAE no período de setembro de 2000 a setembro de 2002, cujos agentes devedores ingressaram com ações judiciais por discordarem da interpretação adotada por aquele órgão, relativamente às disposições do Despacho ANEEL nº 288, de 16.05.2002. No presente exercício, houve desistência por parte de autores da ação impetrada, o que permitiu a CCEE ajustar os valores pendentes, resultando, para a Companhia, uma reversão de provisão no valor de R$ 9.071.

NOTA 5 – TRIBUTOS E CONTRIBUIÇÕES SOCIAIS A RECUPERAR

	Controladora		Consolidado	
	2005	2004	2005	2004
Circulante				
ICMS	40.354	35.582	41.459	36.168
Imposto de renda	5.538	46.473	7.857	48.321
Contribuição social	2.806	11.654	3.092	12.015
COFINS	1.923	7.532	3.174	8.178
Outros	616	2.929	888	3.002
	51.237	**104.170**	**56.470**	**107.684**
(-) Provisão para perdas na recuperação de créditos de ICMS	(39.751)	(32.977)	(39.751)	(32.977)
	11.486	**71.193**	**16.719**	**74.707**
Longo prazo				
ICMS	2.692	3.036	5.852	6.837
COFINS	3.652	1.383	3.652	1.517
Outros	792	301	792	330
	7.136	**4.720**	**10.296**	**8.684**

A provisão para perdas na realização de crédito acumulado de ICMS decorrente da aquisição de gás natural para produção de energia elétrica na UTE William Arjona, no Estado do Mato Grosso do Sul, foi constituída em virtude da dificuldade de compensação total dos créditos, tendo em vista que a venda de energia elétrica ocorre com diferimento de ICMS, nas operações internas, e com não-incidência de ICMS nas operações interestaduais.

11.01 - NOTAS EXPLICATIVAS

NOTA 6 – ATIVO FISCAL DIFERIDO

	Controladora				
	2005				2004
Natureza dos créditos	**Base de cálculo**	**Imposto de renda**	**Contribuição social**	**Total**	**Total**
Provisão para perdas UTE Jacuí	303.131	-	27.282	27.282	54.555
Remuneração das Imobilizações em Curso – RIC	136.668	34.167	-	34.167	33.433
Benefícios pós-emprego	194.557	48.639	17.510	66.149	51.316
Provisão para créditos de liquidação duvidosa	121.745	30.436	10.957	41.393	44.477
Provisão para contingências	144.201	36.050	12.978	49.028	36.862
Provisão para depreciação acelerada UTE William Arjona	31.872	7.968	2.868	10.836	11.972
Provisão para perdas com créditos de ICMS	39.751	9.938	3.578	13.516	11.212
Provisão para grandes manutenções	46.193	11.548	4.158	15.706	10.396
Provisão para perdas em aplicações financeiras	11.896	2.974	1.071	4.045	4.045
Participação de empregados nos lucros e bônus gerencial	15.000	3.750	1.350	5.100	3.570
Provisão honorários advocatícios	630	158	57	215	206
Provisão aquisição energia elétrica	-	-	-	-	499
Base negativa da contribuição social	5.960	-	537	537	12.933
		185.628	**82.346**	**267.974**	**275.476**
Classificação do ativo fiscal diferido:					
Circulante		40.079	41.018	81.097	94.344
Realizável a longo prazo		145.549	41.328	186.877	181.132
		185.628	**82.346**	**267.974**	**275.476**

11.01 - NOTAS EXPLICATIVAS

Natureza dos créditos	Consolidado				
	2005				2004
	Base de cálculo	Imposto de renda	Contribuição social	Total	Total
Provisão para perdas UTE Jacuí	303.131	-	27.282	27.282	54.555
Remuneração das Imobilizações em Curso – RIC	136.668	34.167	-	34.167	33.433
Benefícios pós-emprego	194.557	48.639	17.510	66.149	51.316
Provisão para créditos de liquidação duvidosa	122.499	30.625	11.024	41.649	44.752
Provisão para contingências	146.472	36.618	13.182	49.800	37.844
Provisão para depreciação acelerada UTE William Arjona	31.872	7.968	2.868	10.836	11.972
Provisão para perdas com créditos de ICMS	39.751	9.938	3.578	13.516	11.212
Provisão para grandes manutenções	46.403	11.601	4.176	15.777	10.442
Provisão para perdas em aplicações financeiras	17.427	4.357	1.569	5.926	5.926
Participação de empregados nos lucros e bônus gerencial	15.000	3.750	1.350	5.100	3.570
Provisão honorários advocatícios	630	158	57	215	206
Provisão aquisição energia elétrica	-	-	-	-	499
Prejuízo fiscal	10.767	2.692	-	2.692	4.501
Base negativa da contribuição social	17.156	-	1.544	1.544	14.588
		190.513	84.140	274.653	284.816
Classificação do ativo fiscal diferido:					
Circulante		40.996	41.348	82.344	98.173
Realizável a longo prazo		149.517	42.792	192.309	186.643
		190.513	84.140	274.653	284.816

A realização dos ativos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere ao ativo fiscal diferido decorrente de prejuízo fiscal e da base negativa da contribuição social, a realização dar-se-á pela compensação de sua base, limitada a 30% dos lucros tributáveis nos exercícios subseqüentes.

Estudos técnicos de viabilidade, examinados pelo Conselho Fiscal e aprovados pelos órgãos de administração da Companhia indicam que os ativos fiscais diferidos existentes serão totalmente recuperados por lucros tributáveis futuros. Referidos estudos técnicos estão em consonância com a Instrução CVM nº 371, de 27.06.2002.

11.01 - NOTAS EXPLICATIVAS

O horizonte de realização desses ativos e a sua recuperação através de geração de lucros tributáveis futuros foram estimados conforme abaixo:

Controladora

Natureza dos ativos	2006	2007	2008	2009	2010	Próximos 2 anos	Próximos 3 anos	Após 2015	Total
Ativo fiscal diferido, registrado									
Provisão para perdas Jacuí	27.282	-	-	-	-	-	-	-	27.282
Remuneração das Imobilizações em Curso – RIC	3.417	3.417	3.417	3.417	3.417	6.834	10.248	-	34.167
Demais diferenças temporárias	49.861	25.890	13.209	19.830	31.850	60.961	4.387	-	205.988
Base negativa da contribuição social	537	-	-	-	-	-	-	-	537
	81.097	29.307	16.626	23.247	35.267	67.795	14.635	-	267.974
Ativo fiscal diferido, não registrado									
Ativo fiscal diferido - Jacuí	75.783	-	-	-	-	-	-	-	75.783
Ativo fiscal diferido - RIC	-	-	-	-	-	-	-	24.702	24.702
	75.783	-	-	-	-	-	-	24.702	100.485
	156.880	29.307	16.626	23.247	35.267	67.795	14.635	24.702	368.459

11.01 - NOTAS EXPLICATIVAS

Consolidado

Natureza dos ativos	2006	2007	2008	2009	2010	Próximos 2 anos	Próximos 3 anos	Após 2015	Total
Ativo fiscal diferido, registrado									
Provisão para perdas Jacuí	27.282	-	-	-	-	-	-	-	27.282
Remuneração das Imobilizações em Curso – RIC	3.417	3.417	3.417	3.417	3.417	6.834	10.248	-	34.167
Demais diferenças temporárias	50.125	26.047	13.314	21.816	32.062	61.217	4.387	-	208.968
Prejuízo fiscal	723	1.336	633	-	-	-	-	-	2.692
Base negativa da contribuição social	797	481	266	-	-	-	-	-	1.544
	82.344	31.281	17.630	25.233	35.479	68.051	14.635	-	274.653
Ativo fiscal diferido, não registrado									
Ativo fiscal diferido - Jacuí	75.783	-	-	-	-	-	-	-	75.783
Ativo fiscal diferido - RIC	-	-	-	-	-	-	-	24.702	24.702
	75.783	-	-	-	-	-	-	24.702	100.485
	158.127	31.281	17.630	25.233	35.479	68.051	14.635	24.702	375.138

Conforme mencionado na Nota 9-e, a Companhia, em junho de 2004, transferiu 33,33% do empreendimento Jacuí à Elétrica Jacuí S.A. - ELEJA. Nos termos do contrato de transferência, o então percentual remanescente da Companhia no projeto Jacuí, correspondente a 66,66%, ficou sendo objeto de opções recíprocas de compra, pela ELEJA, e de venda, pela Companhia. Em julho de 2005 a ELEJA adquiriu da Companhia participação adicional de 33,33% do projeto Jacuí, passando a ser titular de 66,66% do mesmo, mediante o exercício da primeira das suas opções de compra previstas no contrato. Em decorrência deste fato, houve reversão de parte da provisão para perdas econômicas, no ano de 2005 no montante de R$ 303.040.

A realização do saldo da provisão para perdas econômicas da UTE Jacuí, no ano de 2006, está baseada no pressuposto do exercício das opções de compra pela ELEJA ou venda pela Tractebel, naquele ano, da participação remanescente de 33,34% do projeto Jacuí. O valor do ativo fiscal diferido, já reconhecido contabilmente, refere-se à Contribuição Social sobre o Lucro Líquido e foi registrado em 1997. A Administração da Companhia está aguardando definições quanto ao exercício das opções de compra e venda para reconhecer o Imposto de Renda sobre a reversão da provisão, no valor de R$ 75.783.

A realização da RIC ocorre na proporção da depreciação dos respectivos ativos, cujo prazo, atualmente, ultrapassa 10 anos, resultando em ativo fiscal diferido não reconhecido, no valor de R$ 24.702 (R$ 28.843 em 31.12.2004), em observância à Instrução CVM nº 371/02.

NOTA 7 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	Controladora			
	2005		2004	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	**1.048.120**	**1.048.120**	**827.469**	**827.469**
Diferenças permanentes				
Adições				
Amortização de ágio	-	6.746	-	6.746
Gratificação e 13° de dirigentes	-	1.614	-	999
Doações	1.049	1.049	514	514
Outras despesas indedutíveis	36	36	913	913
Exclusões				
Equivalência patrimonial	(116.885)	(116.885)	(82.394)	(82.394)
Provisão para perdas UTE Jacuí	-	(303.040)	-	(365.581)
Remuneração das Imobilizações em Curso – RIC	-	(87.809)	-	(98.492)
Reversão de juros sobre o capital próprio	(271.700)	(271.700)	(255.000)	(255.000)
(=) Base de cálculo dos tributos no resultado	**660.620**	**278.131**	**491.502**	**35.174**
Alíquotas	9%	25%	9%	25%
(=) Contribuição social e imposto de renda	**(59.456)**	**(69.533)**	**(44.235)**	**(8.794)**
Incentivos fiscais	-	934	-	499
Adicional de 10% sobre lucro até R$ 20 mensais	-	24	-	24
Outros	(19)	26	60	169
(=) Contrib. social e imposto renda no resultado	**(59.475)**	**(68.549)**	**(44.175)**	**(8.102)**
Composição dos tributos no resultado:				
Corrente	(28.942)	(94.663)	(10.910)	(20.085)
Diferido	(30.533)	26.114	(33.265)	11.983
	(59.475)	**(68.549)**	**(44.175)**	**(8.102)**

11.01 - NOTAS EXPLICATIVAS

	Consolidado			
	2005		2004	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	**1.104.052**	**1.104.052**	**861.035**	**861.035**
Diferenças permanentes				
Adições				
Amortização de ágio	-	6.746	-	6.746
Gratificação e 13° de dirigentes	-	2.151	-	1.273
Doações	1.319	1.319	1.379	1.379
Outras despesas indedutíveis	38	38	921	952
Exclusões				
Provisão para perdas UTE Jacuí	-	(303.040)	-	(365.581)
Remuneração das Imobilizações em Curso – RIC	-	(87.809)	-	(98.492)
Reversão de juros sobre o capital próprio	(271.700)	(271.700)	(255.000)	(255.000)
Ajuste de controlada tributada pelo lucro presumido	(6.861)	(8.323)	(3.433)	(4.424)
(=) Base de cálculo dos tributos no resultado	**826.848**	**443.434**	**604.902**	**147.888**
Alíquotas	9%	25%	9%	25%
(=) Contribuição social e imposto de renda	**(74.416)**	**(110.859)**	**(54.441)**	**(36.973)**
Incentivos fiscais	-	1.204	-	879
Adicional de 10% sobre lucro até R$ 20 mensais	-	108	-	94
Reconhecimento de ativos fiscais diferidos de períodos anteriores	-	-	1.166	3.203
Outros	(19)	26	60	169
(=) Contrib. social e imposto renda no resultado	**(74.435)**	**(109.521)**	**(53.215)**	**(32.628)**
Composição dos tributos no resultado:				
Corrente	(43.201)	(133.677)	(20.201)	(45.269)
Diferido	(31.234)	24.156	(33.014)	12.641
	(74.435)	**(109.521)**	**(53.215)**	**(32.628)**

NOTA 8 – ALIENAÇÕES DE BENS E DIREITOS

Em 04.06.2004, a Companhia transferiu 33,33% do projeto Jacuí à Elétrica Jacuí S.A. – ELEJA, por R$ 29.000, e em 29.07.2005 a ELEJA adquiriu participação adicional de 33,33% do referido empreendimento, por R$ 31.181, mediante exercício da primeira opção de compra, prevista no contrato firmado em 04.06.2004, passando a ser titular de 66,66% do mesmo.

De acordo com as condições contratuais os valores acima mencionados estão sendo atualizados pelo IGP-DI e perfazem, em 31.12.2005, o montante de R$ 60.220 (R$ 29.303 em 31.12.2004).

NOTA 9 – INVESTIMENTOS

a) Composição

	Controladora		Consolidado	
	2005	2004	2005	2004
Participações societárias permanentes avaliadas pelo método de equivalência patrimonial				
Itá Energética S.A. – ITASA				
Equivalência patrimonial	270.006	255.327	-	-
Dividendos propostos	(3.860)	(1.576)	-	-
Ágio	10.299	12.587	10.299	12.587
	276.445	**266.338**	**10.299**	**12.587**
Companhia Energética Meridional – CEM				
Equivalência patrimonial	627.009	295.785	-	-
Dividendos intermediários	(30.000)	-	-	-
Dividendos propostos / revertidos	(65.000)	52.778	-	-
Ágio	31.204	35.662	31.204	35.662
	563.213	**384.225**	**31.204**	**35.662**
Tractebel Energia Comercializadora Ltda.				
Equivalência patrimonial	**13.082**	**1.423**	-	-
Lages Bioenergética Ltda.				
Equivalência patrimonial	42.255	37.067	-	-
Dividendos propostos	(10.000)	(6.537)	-	-
	32.255	**30.530**	-	-
Delta Energética S. A.				
Equivalência patrimonial	6	7	-	-
	885.001	682.523	41.503	48.249
Participações societárias permanentes avaliadas pelo custo de aquisição				
Câmara de Comercialização de Energia Elétrica				
Quota de participação	3	3	3	3
	885.004	**682.526**	**41.506**	**48.252**
Bens e direitos de uso futuro e destinados à alienação	1.742	1.742	1.742	1.742
Outros investimentos	371	371	371	371
	887.117	**684.639**	**43.619**	**50.365**

11.01 - NOTAS EXPLICATIVAS

b) Participações societárias permanentes

b.1 – Itá Energética S.A. – ITASA (controlada em conjunto)

As ações representativas do capital social da ITASA são detidas pela Tractebel Energia, Companhia Siderúrgica Nacional – CSN e Companhia de Cimento Itambé, na proporção de 48,75%, 48,75% e 2,50%, respectivamente.

A ITASA tem como objetivo a exploração da Usina Hidrelétrica Itá em parceria, através de consórcio, mediante concessão outorgada pela União Federal por intermédio da Agência Nacional de Energia Elétrica - ANEEL. O empreendimento está situado no Rio Uruguai, na divisa dos Estados de Santa Catarina e do Rio Grande do Sul, entre os Municípios de Itá (SC) e Aratiba (RS) e possui capacidade instalada de 1.450 MW, proveniente de 5 grupos geradores de 290 MW, e 720 MW médios de energia assegurada.

Nos termos do Contrato de Consórcio, a ITASA tem direito a 60,5% de 668 MW médios, que correspondem à Energia Assegurada da UHE Itá.

As informações pertinentes à participação na controlada em conjunto estão demonstradas a seguir:

	2005	2004
Quantidade de ações ordinárias do capital social	520.219.172	520.219.172
Quantidade de ações ordinárias de propriedade da Tractebel Energia	253.606.840	253.606.840
Participação %	48,75	48,75
Capital social	426.300	426.300
Patrimônio líquido	545.941	520.516
Resultado do exercício	33.344	13.613
Investimento:		
Equivalência patrimonial	266.146	255.327
Ágio	10.299	12.587
Resultado de equivalência patrimonial	16.255	6.636

O ágio na aquisição do investimento tem fundamento econômico na expectativa de resultados futuros e está sendo amortizado pelo prazo de 10 anos.

A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com as premissas indicadas ao contexto da investida, projetado para o período de concessão de 35 anos, admitindo-se uma renovação da concessão ao seu término, conforme faculta o respectivo Contrato de Concessão.

A avaliação considerou a relação de *debt/equity* de 50/50 para a implementação do projeto Itá, utilizando-se taxas de desconto de 11,0% para capital de terceiros e de 11,5% para capital próprio. O ágio amortizado no exercício foi de R$ 2.288 (R$ 2.288 em 2004).

Os principais grupos do ativo, passivo e resultado da controlada em conjunto estão demonstrados a seguir, os quais foram consolidados na proporção dos investimentos da Companhia no capital social da controlada:

11.01 - NOTAS EXPLICATIVAS

ATIVO	2005	2004
Circulante	66.067	54.885
Realizável a longo prazo	9.521	13.942
Permanente	1.064.089	1.105.752
	1.139.677	**1.174.579**
PASSIVO		
Circulante	104.004	108.855
Exigível a longo prazo	489.732	545.208
Patrimônio líquido	545.941	520.516
	1.139.677	**1.174.579**

RESULTADO	2005	2004
Receitas operacionais brutas	233.129	322.630
Deduções da receita operacional	(21.564)	(28.546)
Receitas líquidas de vendas	**211.565**	**294.084**
CUSTOS DE ENERGIA ELÉTRICA		
Energia elétrica comprada para revenda	(1.336)	(93.870)
Custo de produção de energia elétrica	(52.657)	(52.862)
	(53.993)	**(146.732)**
LUCRO BRUTO	**157.572**	**147.352**
DESPESAS OPERACIONAIS		
Despesas com vendas	(19.859)	(22.469)
Despesas gerais e administrativas	(19.138)	(19.309)
	(38.997)	**(41.778)**
Resultado do serviço	**118.575**	**105.574**
Despesas financeiras líquidas	**(67.975)**	**(98.440)**
RESULTADO OPERACIONAL	**50.600**	**7.134**
RESULTADO NÃO OPERACIONAL	**-**	**(1)**
RESULTADO ANTES DOS TRIBUTOS	**50.600**	**7.133**
Imposto de renda e contribuição social	(17.256)	6.480
LUCRO LÍQUIDO DO EXERCÍCIO	**33.344**	**13.613**

b.2 – Companhia Energética Meridional – CEM (controlada)

A CEM detém a concessão da Usina Hidrelétrica Cana Brava, localizada no Rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450 MW e 273,4 MW médios de energia assegurada. A concessão para construção e exploração do empreendimento tem prazo de vigência de 35 anos, a partir de 27.08.1998.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	2005			2004
	Ações		Total	Total
	Ordinárias	**Preferenciais**		
Quantidade de ações do capital social	118.849.336	225.678.665	344.528.001	225.170.692
Quantidade de ações de propriedade da Tractebel Energia	118.849.332	225.678.665	344.527.997	225.170.688
Participação %	99,99	100,00	99,99	99,99
Capital social			424.222	224.222
Patrimônio líquido			532.009	348.563
Resultado do exercício			78.446	68.785
Investimento:				
Equivalência patrimonial			532.009	295.785
Ágio			31.204	35.662
Resultado de equivalência patrimonial			78.446	68.785

O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e está sendo amortizado pelo prazo de 10 anos.

A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina, ajustado a valor presente com taxa de desconto de 14% a.a..

A avaliação levou em consideração a relação *debt/equity* de 70/30 para a construção da usina. O ágio amortizado no exercício foi de R$ 4.458 (R$ 4.458 em 2004).

b.3 – Tractebel Energia Comercializadora Ltda. (controlada)

A Sociedade tem por objeto social a comercialização de energia elétrica no mercado de livre negociação, incluindo a compra, a venda, a importação e a exportação de energia elétrica, bem como a intermediação de qualquer dessas operações, a prática e a celebração de atos de comércio decorrentes dessas atividades.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	2005	2004
Quotas que compõem o capital social	2.200.000	1.000.000
Quotas de propriedade da Tractebel Energia	2.199.999	999.999
Participação %	99,99	99,99
Capital social	2.200	1.000
Patrimônio líquido	13.082	1.423
Resultado do exercício	10.459	439
Investimento:		
Equivalência patrimonial	13.082	1.423
Resultado de equivalência patrimonial	10.459	439

b.4 – Lages Bioenergética Ltda. (controlada)

A Lages detém a autorização da central geradora termelétrica Lages, localizada no Município de Lages – SC, com um turbogerador a vapor de 28 MW, utilizando resíduos de madeira como combustível. A unidade de cogeração possui um sistema de transmissão de interesse restrito, composto de uma subestação com transformador de 31.250 kVA – 13,8/138 kV e de uma linha de transmissão de 138 kV, em circuito simples, de aproximadamente 5 km de extensão. A autorização para implantação e exploração do empreendimento tem prazo de 30 anos, a contar de 30.10.2002. A operação comercial da central geradora foi liberada a partir do dia 23.12.2003.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	2005	2004
Quotas que compõem o capital social	30.529.984	30.529.984
Quotas de propriedade da Tractebel Energia	30.529.983	30.529.983
Participação %	99,99	99,99
Capital social	30.530	30.530
Patrimônio líquido	32.255	30.530
Resultado do exercício	11.725	6.537
Investimento:		
Equivalência patrimonial	32.255	30.530
Resultado de equivalência patrimonial	11.725	6.537

b.5 – Delta Energética S. A. (controlada)

A Companhia detém 9.999 das 10.000 ações que compõem o capital social da Delta. Esta controlada foi constituída em 31.10.2001, sob a denominação de Delta Participações S.A. e em 26.04.2004 teve a sua denominação social alterada para Delta Energética S.A. A controlada não exerceu atividades até o presente momento.

NOTA 10 – ATIVO IMOBILIZADO

a) Composição

	Consolidado					
	2005				2004	
	Taxas *médias de* depreciação	Custo *corrigido*	Depreciação *amortização* acumulada	Valor *líquido*	Valor *líquido*	Empresa
Imobilizações em Serviço						
Intangível						
Direito de exploração UHE Cana Brava	3,2	88.664	(9.796)	78.868	81.714	CEM
Tangível						
Geração Hidráulica						
UHE Salto Santiago	2,5	638.934	(475.276)	163.658	178.776	Controladora
UHE Salto Osório	2,8	297.694	(228.447)	69.247	64.633	Controladora
UHE Passo Fundo	2,5	123.116	(89.849)	33.267	36.399	Controladora
UHE Itá (em consórcio)	2,3	1.781.117	(220.321)	1.560.796	1.600.748	Controladora/ ITASA
UHE Machadinho (em consórcio)	2,4	179.937	(15.794)	164.143	167.420	Controladora
UHE Cana Brava	2,5	871.345	(72.083)	799.262	818.620	CEM
		3.892.143	**(1.101.770)**	**2.790.373**	**2.866.596**	
Geração Térmica						
Complexo Jorge Lacerda	4,3	2.457.592	(1.186.116)	1.271.476	1.356.336	Controladora
UTE Charqueadas	4,4	54.717	(48.140)	6.577	7.999	Controladora
UTE Alegrete	4,1	8.101	(7.234)	867	932	Controladora
UTE William Arjona	4,3	174.498	(66.997)	107.501	112.530	Controladora
Unidade de Cogeração Lages	4,3	68.049	(5.077)	62.972	55.519	Lages
		2.762.957	**(1.313.564)**	**1.449.393**	**1.533.316**	
Sistema de Comunicação	6,1	**1.102**	**(985)**	**117**	**669**	Consolidado
Equipamentos Gerais e Outros	10,0	36.354	(18.979)	17.375	**14.287**	Consolidado
Total das imobilizações em serviço		**6.781.220**	**(2.445.094)**	**4.336.126**	**4.496.582**	

11.01 - NOTAS EXPLICATIVAS

Total das imobilizações em serviço	6.781.220	(2.445.094)	4.336.126	4.496.582	
Imobilizações em Curso					
Geração Hidráulica					
UHE Itá (custos retardatários)	4.972	-	4.972	5.471	Controladora/ITASA
UHE Machadinho (custos retardatários)	92	-	92	-	Controladora
UHE Cana Brava (obra de adição)	1.068	-	1.068	1.602	CEM
UHE S. Santiago (obra de adição)	1.907	-	1.907	890	Controladora
UHE S. Osório (obra de adição)	12.538	-	12.538	16.504	Controladora
Outros	614	-	614	194	Controladora
	21.191	-	21.191	24.661	
Geração Térmica					
UTE Jacuí	26.791	-	26.791	52.320	Controladora
UTE J. Lacerda (obra de adição)	14.693	-	14.693	7.680	Controladora
UTE Charqueadas (obra de adição)	1.825	-	1.825	421	Controladora
Unidade de cogeração Lages	4.101	-	4.101	9.646	Lages
Outros	91	-	91	15	Controladora
	47.501	-	47.501	70.082	
Equipamentos Gerais e Outros	5.339	-	5.339	1.794	Controladora
	74.031	-	74.031	96.537	
Total das imobilizações	6.855.251	(2.445.094)	4.410.157	4.593.119	
Obrigações especiais	(56.689)	-	(56.689)	(56.689)	Controladora/Lages
	6.798.562	(2.445.094)	4.353.468	4.536.430	

b) Mutação do ativo imobilizado

	Controladora		
	Em serviço	**Em Curso**	**Total**
Saldo em 31.12.2003	**3.202.847**	**112.591**	**3.315.438**
Aquisições	-	29.926	29.926
Encargos financeiros e ajustes de obrigações vinculadas a obras	-	(3.116)	(3.116)
Transferências	27.810	(27.810)	-
Depreciação	(175.974)	-	(175.974)
Baixas	(172)	(31.380)	(31.552)
Saldo em 31.12.2004	**3.054.511**	**80.211**	**3.134.722**
Aquisições	-	37.519	37.519
Transferências	27.524	(27.524)	-
Depreciação	(158.608)	-	(158.608)
Baixas	(1.723)	(26.259)	(27.982)
	2.921.704	**63.947**	**2.985.651**
Obrigações Especiais	(56.564)	-	(56.564)
Saldo em 31.12.2005	**2.865.140**	**63.947**	**2.929.087**

	Consolidado		
	Em serviço	Em Curso	Total
Saldo em 31.12.2003	**4.624.997**	**180.687**	**4.805.684**
Aquisições	-	38.053	38.053
Encargos financeiros de dívidas, líquidos	-	(48)	(48)
Encargos financeiros e ajustes de obrigações vinculadas a obras	-	(3.116)	(3.116)
Transferências	87.516	(87.516)	-
Depreciação	(215.716)	-	(215.716)
Baixas	(215)	(31.523)	(31.738)
Saldo em 31.12.2004	**4.496.582**	**96.537**	**4.593.119**
Aquisições	-	43.916	43.916
Transferências	40.165	(40.165)	-
Depreciação	(198.890)	-	(198.890)
Baixas	(1.731)	(26.257)	(27.988)
	4.336.126	**74.031**	**4.410.157**
Obrigações Especiais	(56.689)	-	(56.689)
Saldo em 31.12.2005	**4.279.437**	**74.031**	**4.353.468**

c) Obrigações especiais

Referem-se a obrigações vinculadas ao serviço público de energia elétrica e representam os valores aplicados nos empreendimentos sob concessão, com recursos da União e de doações não condicionadas a qualquer retorno a favor do doador. A quitação dessas obrigações dar-se-á no vencimento das respectivas concessões, estabelecido pelo Poder Concedente. A composição destas obrigações é a seguinte:

	Controladora		Consolidado	
	2005	2004	2005	2004
Doações e subvenções destinadas a investimentos	47.937	47.937	48.062	48.062
Reversão e amortização	2.230	2.230	2.230	2.230
Participação da União	3.758	3.758	3.758	3.758
Outras	2.639	2.639	2.639	2.639
	56.564	56.564	56.689	56.689

d) Concessões e autorizações do Órgão Regulador

A Companhia e suas controladas possuem as seguintes concessões e autorizações para exploração de energia elétrica:

	Detentora da Concessão ou Autorização	Capacidade Instalada MW	Data do ato	Vencimento
I – Concessões				
UHE Salto Santiago	Controladora	1.420	28.09.1998	28.09.2028
UHE Salto Osório	Controladora	1.078	28.09.1998	28.09.2028
UHE Passo Fundo	Controladora	226	28.09.1998	28.09.2028
UHE Itá	Controladora/ITASA	1.450	28.12.1995	16.10.2030
UHE Machadinho	Controladora	1.140	15.07.1997	15.07.2032
UHE Cana Brava	CEM	450	27.08.1998	27.08.2033
II–Autorizações				
Complexo Jorge Lacerda	Controladora	857	25.09.1998	28.09.2028
UTE Charqueadas	Controladora	72	25.09.1998	28.09.2028
UTE Alegrete	Controladora	66	25.09.1998	28.09.2028
UTE William Arjona	Controladora	190	02.06.2000	28.04.2029
UTE Jacuí	Controladora	350	07.02.2002	07.02.2032
UTE Lages	Lages Bioenergética	28	30.10.2002	30.10.2032

A concessão pertinente à UHE Itá está compartilhada com a controlada em conjunto Itá Energética S.A. – ITASA (ver Nota 9-b.1).

A concessão da UHE Machadinho está compartilhada com outros concessionários que compõem o Consórcio Machadinho, do qual a Companhia é a líder e detém participação de 16,94%.

e) Usina Termelétrica Jacuí

Em junho de 2004, após conduzir um processo competitivo entre potenciais terceiros interessados no projeto Jacuí, a Companhia transferiu 33,33% do empreendimento à Elétrica Jacuí S.A. - ELEJA, por R$ 29.000. A ELEJA é uma sociedade de propósito específico, controlada por sociedade detentora dos direitos de exploração de jazidas de carvão mineral na região do projeto Jacuí. Nos termos do contrato de transferência, o então percentual remanescente da Companhia no projeto Jacuí, correspondente a 66,66%, ficou sendo objeto de opções recíprocas de compra, pela ELEJA, e de venda, pela Companhia. Em julho de 2005 a ELEJA adquiriu da Companhia participação adicional de 33,33% do projeto Jacuí, por R$ 31.181, passando a ser titular de 66,66% do mesmo, mediante o exercício da primeira das suas opções de compra previstas no contrato. Em 2006, tanto a Companhia como a ELEJA poderão exercer suas opções de venda e compra, reciprocamente, da participação remanescente da Companhia no projeto Jacuí, hipótese em que a ELEJA passaria a ser detentora de 100% do projeto Jacuí. Nos termos do contrato, a ELEJA assumiu a responsabilidade pela conclusão do projeto Jacuí. Em 2005, a autorização para a

implantação e exploração da UTE Jacuí foi transferida da Companhia para a ELEJA, conforme aprovação da ANEEL.

Os valores associados aos ativos baixados pela Companhia, em decorrência dos fatos acima informados, são os seguintes:

	2005	2004
Custo bruto	400.696	479.294
Remuneração das imobilizações em curso - RIC	(71.242)	(84.891)
Sub-total	329.454	394.403
Reversão de provisão	(303.040)	(365.581)
Valor contábil líquido	**26.414**	**28.822**

f) Indisponibilidade dos bens

De acordo com os artigos 63 e 64 do Decreto nº 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização de energia elétrica, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador. A Resolução ANEEL nº 20/99 regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão, quando destinados à alienação, determinando que o produto das alienações seja depositado em conta bancária vinculada para aplicação na concessão.

g) Bens da União utilizados pela Companhia

A Companhia exerce a posse e opera a Usina Termelétrica Alegrete, composta de duas unidades geradoras com capacidade total de 66 MW e uma vila residencial com 15 casas, localizada no Município de Alegrete – RS, de titularidade da União e cedida em regime especial de utilização.

NOTA 11 – UNIDADES 4 E 5 DA UTE WILLIAM ARJONA

As unidades geradoras 4 e 5 da usina termelétrica William Arjona, com potência total de 70 MW, utilizam gás natural para geração de energia elétrica e foram implantadas com o objetivo específico de atender a Comercializadora Brasileira de Energia Emergencial – CBEE, sob a regência do Contrato de Suprimento de Energia Elétrica firmado em 10.01.2002, com vigência até 31.12.2004.

A Administração da Companhia vinha considerando a possibilidade de desativar tais unidades geradoras no final do contrato com a CBEE. Em linha com esta possibilidade, a Companhia amortizou o valor econômico destes ativos no período de sua utilização, atingindo um valor residual, em 31.12.2004, de R$ 68.485, que era compatível com o valor estimado de alienação. O valor amortizado no período de 2002 a 2004 foi de R$ 35.214.

Em 26 de outubro de 2004 a Administração da Companhia comunicou à Assessoria do Ministério de Minas e Energia que, após o término do contrato com a CBEE, as referidas unidades geradoras serão mantidas e estarão à disposição para operação centralizada, de acordo com as normas e procedimentos do Operador Nacional do Sistema – ONS, a partir de 1º de janeiro de 2005, nas mesmas condições das unidades 1, 2 e 3.

Desta forma, o processo de depreciação das referidas unidades não foi interrompido. Concomitantemente com a depreciação, a Companhia está revertendo a amortização acelerada reconhecida ao longo do contrato com a CBEE.

NOTA 12 – FORNECEDORES

	Controladora		Consolidado	
	2005	2004	2005	2004
Energia elétrica	42.837	65.704	14.075	32.598
Encargos de uso da rede elétrica	33.254	19.849	37.122	23.074
Combustíveis fósseis / biomassa	46.966	37.445	47.146	37.445
Materiais e serviços	17.661	16.591	23.782	24.169
	140.718	**139.589**	**122.125**	**117.286**

NOTA 13 – EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	Controladora					
	2005			2004		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	88.090	263.997	352.087	104.561	414.074	518.635
Instituições financeiras	12.481	134.154	146.635	14.251	183.892	198.143
	100.571	**398.151**	**498.722**	**118.812**	**597.966**	**716.778**
Moeda Nacional						
ELETROBRÁS	81.178	174.443	255.621	66.406	247.802	314.208
Instituições financeiras	12.386	29.355	41.741	10.977	41.133	52.110
	93.564	**203.798**	**297.362**	**77.383**	**288.935**	**366.318**
	194.135	**601.949**	**796.084**	**196.195**	**886.901**	**1.083.096**

11.01 - NOTAS EXPLICATIVAS

	Consolidado					
	2005			2004		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	88.090	263.997	352.087	104.561	414.074	518.635
Instituições financeiras	12.481	134.154	146.635	48.857	491.788	540.645
	100.571	**398.151**	**498.722**	**153.418**	**905.862**	**1.059.280**
Moeda Nacional						
ELETROBRÁS	81.178	174.443	255.621	66.406	247.802	314.208
Instituições financeiras	61.594	338.544	400.138	57.888	385.745	443.633
	142.772	**512.987**	**655.759**	**124.294**	**633.547**	**757.841**
	243.343	**911.138**	**1.154.481**	**277.712**	**1.539.409**	**1.817.121**

b) Mutação dos empréstimos e financiamentos:

	Controladora			Consolidado		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Saldo em 31.12.2003	**188.892**	**1.128.340**	**1.317.232**	**258.497**	**1.859.455**	**2.117.952**
Ingressos	-	-	-	-	13.771	13.771
Transferências	196.526	(196.526)	-	275.964	(275.964)	-
Encargos gerados	101.577	-	101.577	173.497	5.498	178.995
Variações monetárias geradas	(6.473)	(34.753)	(41.226)	(8.737)	(53.191)	(61.928)
Remuneração de garantias depositadas	-	(10.160)	(10.160)	-	(10.160)	(10.160)
Amortizações	(284.327)	-	(284.327)	(421.509)	-	(421.509)
Saldo em 31.12.2004	**196.195**	**886.901**	**1.083.096**	**277.712**	**1.539.409**	**1.817.121**
Transferências	182.815	(182.815)	-	516.381	(516.381)	-
Encargos gerados	84.564	-	84.564	130.848	5.031	135.879
Variações monetárias geradas	(21.583)	(91.753)	(113.336)	(23.390)	(106.537)	(129.927)
Remuneração de garantias depositadas	-	(10.384)	(10.384)	-	(10.384)	(10.384)
Amortizações	(247.856)	-	(247.856)	(658.208)	-	(658.208)
Saldo em 31.12.2005	**194.135**	**601.949**	**796.084**	**243.343**	**911.138**	**1.154.481**

11.01 - NOTAS EXPLICATIVAS

c) Composição por tipo de moeda estrangeira e indexadores nacionais:

	Controladora					
	2005			2004		
	Moeda mil	Reais	%	Moeda mil	Reais	%
Moeda estrangeira						
Dólar Americano – USD	142.985	334.686	42,04	166.735	442.580	40,86
Euro – EUR	50.446	139.687	17,55	59.507	215.384	19,89
Libra Esterlina – GBP	6.054	24.349	3,06	11.474	58.814	5,43
		498.722	**62,65**		**716.778**	**66,18**
Moeda nacional						
IVRRJR (baseado na UFIR)	-	255.622	32,11	-	314.208	29,01
Não indexado	-	41.740	5,24	-	52.110	4,81
		297.362	**37,35**		**366.318**	**33,82**
		796.084	**100,00**		**1.083.096**	**100,00**

	Consolidado					
	2005			2004		
	Moeda mil	Reais	%	Moeda mil	Reais	%
Moeda estrangeira						
Dólar Americano – USD	142.985	334.686	28,99	295.767	785.082	43,20
Euro – EUR	50.446	139.687	12,10	59.507	215.384	11,85
Libra Esterlina – GBP	6.054	24.349	2,11	11.474	58.814	3,24
		498.722	**43,20**		**1.059.280**	**58,29**
Moeda nacional						
IVRRJR (baseado na UFIR)	-	255.622	22,14	-	314.208	17,29
URTJLP	-	358.397	31,04	-	391.523	21,55
Não indexado	-	41.740	3,62	-	52.110	2,87
		655.759	**56,80**		**757.841**	**41,71**
		1.154.481	**100,00**		**1.817.121**	**100,00**

11.01 - NOTAS EXPLICATIVAS

d) Variação das moedas estrangeiras e indexadores:

Moeda – indexador	% 2005	2004
Dólar Americano – USD	(11,82)	(8,13)
Libra Esterlina – GBP	(21,53)	(1,09)
Euro – EUR	(23,50)	(0,85)
URTJLP	3,59	3,66

e) Vencimentos dos empréstimos, financiamentos e encargos a longo prazo:

	Controladora			Consolidado		
	Moeda estrangeira	Moeda nacional	Total	Moeda estrangeira	Moeda nacional	Total
2007	149.010	94.428	243.438	149.010	142.199	291.209
2008	34.947	30.222	65.169	34.947	77.993	112.940
2009	28.708	30.974	59.682	28.708	78.745	107.453
2010	21.273	33.848	55.121	21.273	81.619	102.892
2011	21.273	14.326	35.599	21.273	62.096	83.369
De 2012 até 2024	142.940	-	142.940	142.940	70.335	213.275
	398.151	**203.798**	**601.949**	**398.151**	**512.987**	**911.138**

f) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Na controladora

Mercado interno

Taxas fixas de 11,90% a 12,00% a.a. (Em 2004, 11,90% a 12,00% a.a.)
Taxas flutuantes: 19,65% a.a. (Em 2004, 18,18% a.a.)

Mercado externo

Taxas fixas de 6,00% a 8,49% a.a. (Em 2004, de 6,00% a 8,49% a.a.)
Taxas flutuantes de 2,36% a 9,30% a.a. (Em 2004, de 2,77% a 9,29% a.a.)

No consolidado

Mercado interno

Taxas fixas de 11,90% a 12,00% a.a. (Em 2004, de 11,90% a 12,00% a.a.)
Taxas flutuantes: 12,00% a 19,65% a.a. (Em 2004, 12,00% a 18,18% a.a.)

Mercado externo

Taxas fixas de 6,00% a 8,49% a.a. (Em 2004, de 6,00% a 10,43% a.a.)
Taxas flutuantes de 2,36% a 9,30% a.a. (Em 2004, de 2,77% a 9,29% a.a.)

NOTA 14 – DEBÊNTURES

a) Controladora

Em 11.05.2005, a Comissão de Valores Mobiliários – CVM deferiu o registro de distribuição primária de debêntures simples, mediante subscrição pública, de emissão da Companhia, composta por 20.000 debêntures simples, da forma escritural, não conversíveis em ações da emissora, em duas séries, da espécie sem garantia nem preferência (quirografária), com valor nominal unitário de R$ 10.000,00 (dez mil reais), perfazendo, na data de emissão, 02.05.2005, o montante total de R$ 200.000. A 1ª série, composta por 14.000 debêntures, vencerá em 02.05.2011 e terá amortização integral em uma única parcela, e a 2ª série, composta por 6.000 debêntures, vencerá em 02.05.2010 e terá amortização integral em uma única parcela. As debêntures da 1ª série serão atualizadas pelo IGP-M e farão jus a uma remuneração que contemplará juros remuneratórios apurados mediante a aplicação de uma taxa percentual fixa de 9,29% ao ano, a partir da data de emissão, incidente sobre o Valor Nominal Unitário das debêntures da 1ª série. As debêntures da 2ª série farão jus a uma remuneração equivalente à acumulação de 103,90% da Taxa DI.

A liquidação total da oferta pública das debêntures ocorreu no dia 16.05.2005. Os recursos obtidos por meio da Oferta destinaram-se a aumento de capital na controlada Companhia Energética Meridional – CEM, para propiciar, àquela Companhia, o pré-pagamento dos Contratos de Empréstimos junto ao Banco Interamericano de Desenvolvimento – BID.

b) Companhia Energética Meridional – CEM

Em 19.05.1999, a controlada assinou com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, Contrato de Subscrição e Integralização de Debêntures, tendo sido subscritas e integralizadas, no período de maio a dezembro de 1999, o montante de 7.773 debêntures, cujo saldo atualizado até 31.12.2005 é de R$ 93.437, sendo R$ 10.919 no passivo circulante e R$ 82.518 no exigível a longo prazo (até 31.12.2004, R$ 98.107, R$ 10.008 no passivo circulante e R$ 88.099 no exigível a longo prazo).

As debêntures são remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, no período de 01.10.1999 até 01.04.2013.

O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

A amortização do valor nominal das debêntures teve início em 01.10.2003 com vencimento final em 01.04.2013, e ocorre semestralmente com base em programação de amortização crescente que varia de 3,0625%, na primeira amortização, à 7,5737% na última parcela, com vencimento em 01.04.2013.

c) Itá Energética S.A. – ITASA

Em 07.03.2001, a controlada em conjunto emitiu duas séries de 8.400 debêntures não conversíveis cada uma, para colocação pública, integralizados em 23.03.2001. O saldo atualizado em 31.12.2005, nas demonstrações financeiras consolidadas, é de R$ 67.215, sendo R$ 9.885 no passivo circulante e R$ 57.330 no exigível a longo prazo (até 31.12.2004, R$ 78.872, R$ 13.352 no passivo circulante e R$ 65.520 no exigível a longo prazo).

11.01 - NOTAS EXPLICATIVAS

Os juros sobre as debêntures são pagos anualmente, sendo os da 1ª série a partir de 01.12.2001 e os da 2º série a partir de 01.06.2002 e são calculados conforme abaixo:

1ª série: de 01.12.2001 a 01.12.2003 – IGP-M + 11,2% a.a.
de 02.12.2003 a 01.12.2013 – IGP-M + 9,4% a.a.
2ª série: de 01.06.2002 a 01.06.2004 – IGP-M + 11,2% a.a.
de 02.06.2004 a 01.06.2013 – IGP-M + 9,4% a.a.

A amortização do valor nominal das debêntures será efetuada em parcelas anuais, sendo que a da 1ª série terá início em 01.12.2004, com vencimento final em 1° de dezembro de 2013 e a da 2ª série, a partir de 01.06.2004, com vencimento final em 01.06.2013.

d) Vencimentos das debêntures a longo prazo

	Controladora	Consolidado
2007	-	17.807
2008	-	18.769
2009	-	19.827
2010	60.000	80.990
2011	138.348	160.618
De 2012 a 2013	-	40.185
	198.348	**338.196**

NOTA 15 – OBRIGAÇÕES ESTIMADAS

	Controladora			
	2005			2004
	Circulante	Longo prazo	Total	Total
Provisões trabalhistas	9.772	-	9.772	8.542
Provisão para grandes manutenções	24.280	21.913	46.193	30.574
Provisão bônus gerencial e participação nos resultados	15.000	-	15.000	10.500
Outras	32	630	662	2.109
	49.084	**22.543**	**71.627**	**51.725**

As provisões trabalhistas referem-se às estimativas de 13° salário, férias, gratificação de férias e os respectivos encargos sociais.

11.01 - NOTAS EXPLICATIVAS

Buscando mensurar adequadamente os resultados dos exercícios sociais futuros, a Companhia adota o registro de provisões para grandes manutenções do parque gerador, com base em plano executivo para preservação das condições de operação das usinas.

O balanço patrimonial consolidado inclui o valor de R$ 114, referente a provisões trabalhistas reconhecidas nas demonstrações financeiras da ITASA (R$ 74 em 2004) e o valor de R$ 371, referente à provisão para manutenção programada da Usina Hidrelétrica Cana Brava e da Central Geradora Lages Bioenergética (R$ 135 em 2004).

11.01 - NOTAS EXPLICATIVAS

NOTA 16 – PROVISÕES PARA CONTINGÊNCIAS

A companhia possui notificações fiscais e cíveis que estão sendo impugnadas administrativamente, bem como processos judiciais que tramitam em diversas instâncias, que na avaliação dos consultores jurídicos se revestem de riscos prováveis. Todos esses processos estão provisionados por valores julgados suficientes para cobertura das contingências, conforme abaixo:

	Controladora			
	2005		2004	
	Provisão	Depósitos judiciais	Provisão	Depósitos judiciais
Trabalhistas				
Vínculo empregatício e reintegração	17.073	13.589	19.182	11.824
Periculosidade	748	600	974	491
Horas extras	684	650	698	281
Equiparação salarial e enquadramento funcional	783	237	689	179
Horas in itinere	757	173	820	190
Outras	1.992	2.876	2.062	2.408
	22.037	**18.125**	**24.425**	**15.373**
Cíveis				
Fornecedores	63.097	-	31.020	-
Atingidos pela UHE Itá	1.679	-	1.720	-
Danos emergentes e lucros cessantes	642	542	967	-
Doença ocupacional e acidente do trabalho	20.317	-	18.419	-
Outras	752	-	2.436	-
	86.487	**542**	**54.562**	**-**
Fiscais				
Contribuição Social	14.720	6.678	11.066	5.034
Imposto de Renda	-	2.447	-	-
PIS/COFINS	-	25.624	-	-
INSS	20.957	11.406	18.366	5.641
	35.677	**46.155**	**29.432**	**10.675**
	144.201	**64.822**	**108.419**	**26.048**
Classificação das provisões para contingências no Balanço				
Circulante	41.595	-	-	-
Longo Prazo	102.606	64.822	108.419	26.048
	144.201	**64.822**	**108.419**	**26.048**

11.01 - NOTAS EXPLICATIVAS

	Consolidado			
	2005		2004	
	Provisão	Depósitos judiciais	Provisão	Depósitos judiciais
Trabalhistas				
Vínculo empregatício e reintegração	17.073	13.589	19.182	11.824
Periculosidade	748	600	974	491
Horas extras	684	650	698	281
Equiparação salarial e enquadramento funcional	783	237	689	179
Horas in itinere	757	173	820	190
Outras	1.992	2.876	2.062	2.408
	22.037	**18.125**	**24.425**	**15.373**
Cíveis				
Fornecedores	64.334	-	31.020	-
Atingidos pela UHE Itá	3.028	-	2.451	-
Danos emergentes e lucros cessantes	642	542	967	-
Doença ocupacional e acidente do trabalho	20.317	-	18.419	-
Outras	1.674	-	2.654	2
	89.995	**542**	**55.511**	**2**
Fiscais				
Contribuição Social	14.720	6.678	11.066	5.034
Imposto de Renda	-	2.447	-	-
PIS/COFINS	-	32.207	-	-
INSS	20.957	11.406	18.366	5.641
	35.677	**52.738**	**29.432**	**10.675**
	147.709	**71.405**	**109.368**	**26.050**
Classificação das provisões para contingências no Balanço				
Circulante	42.326	-	731	-
Longo Prazo	105.383	71.405	108.637	26.050
	147.709	**71.405**	**109.368**	**26.050**

Em julho de 2005, a Companhia impetrou Mandado de Segurança contra o Delegado da Receita Federal em Florianópolis, por entender que a Instrução Normativa SRF nº 468/2004 invadiu a competência do Poder Legislativo, ao dar novo conceito ao termo "preço predeterminado", previsto no art. 10 da Lei º 10.833/03. A Companhia entende que a acepção do referido termo já está consagrada no Sistema Tributário Nacional e vem sendo usado desde o Decreto-lei nº 1.598/1977, o que implica ser a indigitada Instrução Normativa ilegal.

11.01 - NOTAS EXPLICATIVAS

Em conseqüência, a Companhia está recolhendo o PIS e a COFINS incidentes sobre as receitas decorrentes de contratos firmados anteriormente a 31.10.2003, com prazo superior a um ano e a preço predeterminado, com base no regime de tributação cumulativa previsto na legislação anterior, depositando os valores que entende indevidos em conta vinculada ao Juízo onde tramita a ação.

Na opinião dos consultores jurídicos, o risco de perda da demanda judicial é inferior à chance de êxito, razão pela qual a Companhia não está provisionando o valor não recolhido a partir da competência junho de 2005.

A Companhia é parte, também, em outros processos judiciais que na avaliação dos consultores jurídicos, baseada em experiências com naturezas semelhantes, não apresentam risco provável e, portanto, não foram reconhecidos nas demonstrações financeiras.

Os valores envolvidos estão abaixo discriminados:

	Controladora					
	2005			2004		
	Risco possível	Risco remoto	Total	Risco possível	Risco remoto	Total
Trabalhistas	8.107	9.518	17.625	9.261	11.269	20.530
Cíveis	9.519	18.236	27.755	3.618	16.352	19.970
Fiscais	27.804	4.920	32.724	-	-	-
	45.430	32.674	78.104	12.879	27.621	40.500

	Consolidado					
	2005			2004		
	Risco possível	Risco remoto	Total	Risco possível	Risco remoto	Total
Trabalhistas	8.107	9.518	17.625	9.261	11.269	20.530
Cíveis	30.903	26.480	57.383	19.090	24.048	43.138
Fiscais	35.464	4.920	40.384	-	-	-
	74.474	40.918	115.392	28.351	35.317	63.668

Contingência ativa

Em novembro de 2005, o Supremo Tribunal Federal julgou inconstitucional o alargamento da base de cálculo do PIS/COFINS, instituído pela Lei nº 9.718/98.

A Companhia tem processo semelhante aguardando decisão judicial, com provável chance de êxito.

As receitas atingidas pelo alargamento da base de cálculo são, basicamente, a subvenção combustíveis CCC/CDE e receitas financeiras e o valor que a Companhia espera recuperar, atualizados até 31.12.2005, é de R$ 82.054 na Controladora e R$ 83.128 no consolidado, não reconhecidos nas demonstrações financeiras.

NOTA 17 – CONCESSÕES A PAGAR

A controlada Companhia Energética Meridional – CEM pagará à União pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M:

Ano	Início de pagamento	Histórico		Atualizado	
		Valor anual	Valor total	Valor anual	Valor total
1º	-	1	1	2	2
2º ao 6º	-	-	-	-	-
7º ao 25º	30.08.2004	680	12.920	1.536	29.184
26º ao 35º	30.08.2023	61.280	612.800	138.421	1.384.210
			625.721		**1.413.396**

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante a União, a CEM registrou o seu valor no ativo intangível em contrapartida com os passivos circulante e exigível a longo prazo.

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência nº 04/97 para a licitação da referida concessão. Até a entrada em operação comercial da usina Cana Brava, a atualização do passivo em função da taxa de desconto e da variação do IGP-M foi capitalizada no ativo intangível e, a partir daí, reconhecida diretamente no resultado.

O saldo desta obrigação, atualizado até 31.12.2005, é de R$ 179.660, sendo R$ 1.530 no passivo circulante e R$ 178.130 no exigível a longo prazo (até 31.12.2004, R$ 161.889, sendo R$ 1.472 no passivo circulante e R$ 160.417 no exigível a longo prazo).

O total devido a longo prazo tem seus vencimentos assim programados:

2007	1.530
2008	1.530
2009	1.530
2010	1.530
2011	1.530
De 2012 até 2023	170.480
	178.130

NOTA 18 – BENEFÍCIOS PÓS-EMPREGO

Os passivos atuariais da Companhia são determinados por atuário independente, com base no Método da Unidade de Crédito Projetada.

Os benefícios pós-emprego mantidos pela Companhia são os seguintes:

a) Plano de Benefícios de Previdência Complementar

A Companhia, através da PREVIG – Sociedade de Previdência Complementar, mantém Plano de Benefícios de Previdência Complementar para seus empregados. A PREVIG é uma entidade fechada de previdência complementar, pessoa jurídica de direito privado, de fins não lucrativos, patrocinada pela Companhia na condição de sua Instituidora e por outras Companhias, pertencentes ao Grupo Suez.

Os Planos de Benefícios administrados pela PREVIG são dos tipos *Benefício Definido e Contribuição Definida.* O Plano de *Benefício Definido* encontra-se fechado para novas inscrições de empregados.

Plano de Benefício Definido

O Plano de *Benefício Definido* tem regime financeiro de capitalização para os benefícios de aposentadoria e pensão e repartição simples para os auxílios, a seguir especificados:

- Complementação de aposentadoria por tempo de serviço;
- Complementação de aposentadoria por invalidez;
- Complementação de aposentadoria por idade;
- Complementação de aposentadoria especial e de ex-combatente;
- Complementação de pensão;
- Complementação de auxílio reclusão; e
- Auxílio funeral.

O benefício inicial de complementação de aposentadoria consiste, basicamente, na diferença entre a média aritmética dos 36 últimos salários reais de contribuição do empregado ao Plano, atualizados, mês a mês, pelos mesmos índices adotados pela Previdência Social, e o valor hipotético do benefício de aposentadoria da Previdência Social, calculado com a aplicação das regras que vigoravam antes da entrada em vigor da Lei nº 9.876, de 26.11.1999. Após sua concessão, a complementação de benefício é reajustada anualmente com base na variação do INPC.

O custeio do Plano de Benefícios é coberto por contribuições dos participantes e da patrocinadora. A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados. Adicionalmente, a Companhia contribui com 1,7825% da folha de salários, cujo valor é ajustado mensalmente por um fator determinado em função da oscilação do número de empregados participantes do Plano, para fins de amortização de reservas relativas a tempo de serviço passado por ela reconhecido, reavaliadas atuarialmente, cujo compromisso encerra-se em dezembro de 2023. O valor dessas contribuições no exercício de 2005 foi de R$ 3.595 (R$ 7.300 em 2004).

A Companhia é responsável, também, por 100% do valor das despesas administrativas da PREVIG, as quais são limitadas em 15% do total das respectivas receitas previdenciais. O valor dessas despesas no exercício de 2005 foi de R$ 2.110 (R$ 2.450 em 2004).

11.01 - NOTAS EXPLICATIVAS

Anteriormente à constituição da PREVIG, o Plano de *Benefício Definido* era administrado pela Fundação Eletrosul de Previdência e Assistência Social – ELOS, patrocinada pela Companhia e por outra empresa, sem solidariedade entre as patrocinadoras. Em outubro de 2002, a Secretaria de Previdência Complementar aprovou a rescisão do Convênio de Adesão com a ELOS e a total transferência de gerenciamento do plano de benefícios para a PREVIG. Apesar da rescisão do Convênio de Adesão, o Plano de Benefícios composto pelos participantes que entraram em gozo de benefícios até 23.12.1997, data da cisão da ELETROSUL, bem como pelos participantes que optaram pelo Benefício Proporcional Diferido até aquela data, continua sob a responsabilidade da Companhia.

Enquanto perdurar esta situação, a Companhia é responsável pelo custeio de 57% do valor das despesas administrativas da ELOS (a parcela restante, de 43%, é custeada pelo Plano de Benefícios da outra patrocinadora desta fundação). As despesas são limitadas em 15% do total das respectivas receitas previdenciais da ELOS e o valor de responsabilidade da Companhia no exercício de 2005 foi de R$ 1.777 (R$ 1.127 em 2004).

As partes continuam buscando alternativas àquela aprovada pela SPC para regularizar a situação que se apresenta até o momento.

Em 05.04.2004, a Companhia firmou Convênio de Adesão com a PREVIG passando a oferecer o plano de *Contribuição Definida* aos seus empregados e dando início ao processo de migração prevista no seu regulamento. A efetiva inscrição de participantes no plano de *Contribuição Definida* teve início a partir de janeiro em 2005, sendo que o processo de migração encerrou em 31.07.2005, com a migração de aproximadamente 94% dos participantes.

Conforme as instruções contidas na Deliberação nº 371 da Comissão de Valores Mobiliários - CVM, de 13.12.2000, os ganhos e perdas oriundos das reduções e liquidações antecipadas de um plano de *Benefício Definido* devem ser reconhecidos quando de sua ocorrência. Na avaliação atuarial realizada por atuários independentes em 31.07.2005, data da segregação patrimonial entre os dois planos, foram apurados os seguintes impactos decorrentes do processo de migração dos participantes:

	Antes da Redução	**Ganho na Redução**	**Após a Redução**	**Perda na Transferência**	**Após a Transferência**
Valor presente das obrigações atuariais total ou parcialmente cobertas	1.254.857	(22.883)	1.231.974	(104.487)	1.127.487
Valor justo dos ativos	(754.553)	-	(754.553)	105.052	(649.501)
Valor líquido das perdas atuariais não reconhecidas no balanço	(231.686)	4.225	(227.461)	23.916	(203.545)
Passivo atuarial líquido	**268.618**	**(18.658)**	**249.960**	**24.481**	**274.441**

11.01 - NOTAS EXPLICATIVAS

As premissas atuariais utilizadas na avaliação dos benefícios estão descritas a seguir:

Hipóteses Econômicas (nominais)

	2005	2004
Taxa de desconto (a.a.)	11,25%	12,25%
Taxa de retorno esperado dos ativos (a.a.)	11,50%	12,50%
Crescimento salarial futuro		
- Participante ativo (a.a.)	7,50%	8,00%
- Participante autopatrocinado (a.a.)	5,50%	6,00%
Crescimento dos benefícios da previdência social (a.a.)	5,50%	6,00%
Crescimento dos benefícios do Plano patrocinado pela Companhia (a.a.)	5,50%	6,00%
Inflação	5,50%	6,00%
Fator de capacidade		
- Salários	100%	100%
- Benefícios	100%	100%

Hipóteses Demográficas

- Tábua de Mortalidade (ativos) - GAM 1983, com ajuste de idade de -1
- Tábua de Mortalidade de Inválidos - IAPB 57
- Tábua de Entrada em Invalidez - TASA27
- Tábua de Rotatividade - T-1 *Experience*
- Idade de Aposentadoria - Primeira data em que completam todas as carências
- % de participantes ativos casados na data da aposentadoria - 90,00%
- Diferença de idade entre participante e cônjuge - Esposas são 4 anos mais jovens que maridos

Outras Hipóteses

- % de participantes com direito à conversão de aposentadoria especial em aposentadoria por tempo de serviço (SB-40), que optarão pela conversão - 100%
- Fator de conversão do SB-40 - 140%

11.01 - NOTAS EXPLICATIVAS

A conciliação dos passivos decorrentes de benefícios pós-emprego, reconhecidos nas demonstrações financeiras da Companhia é a seguinte:

	2005			2004		
	Plano de Aposenta-doria	Gratificação Confiden-cialidade	Total	Plano de Aposenta-doria	Gratificação Confiden-cialidade	Total
Valor presente das obrigações atuariais total ou parcialmente cobertas	1.145.672	-	1.145.672	1.102.860	-	1.102.860
Valor justo dos ativos	(689.903)	-	(689.903)	(695.397)	-	(695.397)
Valor presente das obrigações atuariais totalmente descobertas	-	1.359	1.359	-	1.143	1.143
Subtotal	455.769	1.359	457.128	407.463	1.143	408.606
Valor líquido das perdas atuariais não reconhecidas no balanço	(170.048)	(305)	(170.353)	(158.295)	(184)	(158.479)
Passivo reconhecido no balanço	**285.721**	**1.054**	**286.775**	**249.168**	**959**	**250.127**

O valor das perdas atuariais excedente a 10% do valor presente das obrigações atuariais será amortizado anualmente, de forma linear, pelo período de, aproximadamente, 7,27 anos, que corresponde ao tempo médio de contribuição futura estimado para os empregados participantes do plano.

Parte do passivo atuarial reconhecido no balanço, decorrente de "benefícios pós-emprego", está coberta por obrigações contratadas/reconhecidas através de instrumento de confissão de dívida e de termo de acordo, firmado pela Companhia. A composição do passivo nas demonstrações financeiras é a seguinte:

	2005			2004
	Circulante	Longo prazo	Total	Total
Obrigações contratadas/reconhecidas				
Contrato de confissão de dívidas passadas, incluindo o financiamento de despesas administrativas	17.613	72.430	90.043	97.626
Cobertura dos custos relativos à conversão de aposentadoria especial em aposentadoria por tempo de serviço (SB-40) e contribuições extraordinárias	16.890	8.109	24.999	41.217
Passivo atuarial não contratado	46.517	125.216	171.733	111.284
Passivo atuarial total	**81.020**	**205.755**	**286.775**	**250.127**

11.01 - NOTAS EXPLICATIVAS

A movimentação do passivo atuarial total, reconhecida no balanço patrimonial do exercício de 2005, está resumida a seguir:

	Plano de Aposentadoria	Gratificação de Confidencialidade	Total
Passivo em 31.12.2003	**243.307**	**794**	**244.101**
Despesas do exercício de 2004	57.062	186	57.248
Contribuições reais da Cia. no ano de 2004	(51.201)	-	(51.201)
Benefícios pagos pela Cia. no ano de 2004	-	(21)	(21)
Passivo em 31.12.2004	**249.168**	**959**	**250.127**
Despesas do exercício de 2005	75.128	188	75.316
Contribuições reais da Cia. no ano de 2005	(38.575)	-	(38.575)
Benefícios pagos pela Cia. no ano de 2005	-	(93)	(93)
Passivo em 31.12.2005	**285.721**	**1.054**	**286.775**

Os valores a serem reconhecidos no resultado do exercício de 2006, relativamente ao plano de Benefícios e Gratificação de Confidencialidade são os seguintes:

	Plano de aposentadoria	Gratificação de Confidencialidade	Total
Custo do serviço corrente	817	55	872
Custo dos juros	124.487	130	124.617
Rendimento esperado dos ativos do plano	(75.248)	-	(75.248)
Amortização de perdas atuariais	8.344	14	8.358
Contribuição dos empregados	(266)	-	(266)
Total	**58.134**	**199**	**58.333**

Plano de Contribuição Definida

Além do plano de *Benefício Definido*, a PREVIG passou a administrar outro plano, do tipo *Contribuição Definida*, encerrando o plano inicial para novas inscrições em 05.10.2004, data da aprovação do novo plano, comunicada pela Secretaria de Previdência Complementar - SPC.

No plano de *Contribuição Definida*, do qual fazem parte 94% dos empregados da Companhia (887 participantes), o custeio do Plano de Benefícios é constituído por contribuições básicas do participante e da patrocinadora. A contribuição básica da Companhia corresponde ao mesmo valor da contribuição básica de seus empregados. O valor da contribuição da Companhia no exercício de 2005 foi de R$ 2.236.

Adicionalmente, a título de incentivo à migração, a Companhia assumiu uma contribuição especial de R$ 1.760, paga ao participante com, no mínimo, 10 (dez) anos de vinculação ao plano anterior, calculada com o objetivo de aumentar as provisões matemáticas dos participantes, buscando neutralizar eventual impacto que teria ao optar pela migração.

A Companhia é responsável pelo custeio de 100% das despesas administrativas do Plano de *Contribuição Definida* até 31.12.2006, a partir daí os mesmos serão rateados pelos participantes do plano. O valor dessas despesas no exercício de 2005 foi de R$ 241.

Em reconhecimento à confiança depositada pelos empregados que aderiram ao novo Plano de Benefícios da PREVIG, a Companhia efetuou o pagamento de uma contribuição voluntária ao Plano de *Contribuição Definida*, adicionalmente às contribuições já previstas no regulamento, equivalente ao valor de 50% da remuneração mensal de cada empregado participante, calculada com base no mês de novembro de 2005, o que gerou uma despesa de R$ 2.135.

b) Gratificação por Confidencialidade

Consiste no pagamento de uma remuneração ao empregado da carreira gerencial, por ocasião do término do seu vínculo empregatício.

NOTA 19 – PASSIVO FISCAL DIFERIDO

Encontram-se registrados nesta rubrica o imposto de renda e a contribuição social sobre o lucro líquido, no valor de R$ 36.532 no exigível a longo prazo (R$ 39.616, em 2004, no passivo circulante), calculados sobre a provisão de venda de energia elétrica no âmbito do MAE, no valor de R$ 107.446 (R$ 116.516 em 2004), correspondente ao período de setembro de 2000 a setembro de 2002. Considerando que o valor da receita está sendo contestado judicialmente por agentes que discordam da interpretação adotada pelo MAE na aplicação de determinadas regras de contabilização, segundo o disposto no Despacho ANEEL nº. 288, de 16.05.2002, eventual êxito dos agentes impetrantes caracterizará a inexistência da receita e do respectivo ativo, razão pela qual a mesma está sendo tratada como provisão e considerada diferença temporária para fins fiscais. Devido a expectativa de que a solução da contestação não ocorrerá no próximo exercício, em 2005, o passivo fiscal diferido está sendo apresentado no exigível a longo prazo.

NOTA 20 – PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 5.000.000, independentemente de reforma estatutária. De acordo com o Regulamento de Listagem do Novo Mercado, a Companhia não poderá emitir ações preferenciais, ou partes beneficiárias. A Companhia não possui ações em tesouraria.

b) Grupamento e conversão de ações

Consoante deliberação ocorrida na Assembléia Geral Extraordinária realizada em 07.04.2005, as ações representativas do capital social da Companhia foram agrupadas, em 23.05.2005, na proporção de 1.000 (mil) ações para 1 (uma) ação da mesma espécie e classe existentes.

11.01 - NOTAS EXPLICATIVAS

Concomitantemente com essa operação no Brasil, a relação de ações por *ADR – American Depositary Deceipt* no mercado americano também foi alterada, passando a ser de 5 (cinco) ações para 1 (um) ADR.

O Conselho de Administração da Companhia, em reunião realizada em 07.06.2005, aprovou proposta de conversão da totalidade das ações preferenciais classes "A" e "B" em ações ordinárias, na proporção de uma ação ordinária para cada ação preferencial.

A referida proposta tinha por objetivos essenciais: (i) equalizar os direitos conferidos pelas ações de emissão da Companhia; (ii) adaptar a sua estrutura acionária aos procedimentos mais recomendados de governança corporativa; (iii) conferir maiores condições de liquidez a todas as ações de emissão da Companhia; e (iv) possibilitar o ingresso da Companhia no denominado "Novo Mercado" da Bolsa de Valores de São Paulo - BOVESPA.

As Assembléias Gerais Extraordinária, Especial dos Titulares de ações preferenciais classe "A" e classe "B", foram realizadas no dia 27.06.2005, tendo sido aprovada apenas a conversão da totalidade das ações preferências classe "B" e a posterior consolidação do Estatuto Social. Em 17.08.2005 foi ratificada pela segunda Assembléia Especial dos Titulares de ações preferenciais classe "A" (2ª convocação) a conversão da totalidade das ações preferenciais classe "A" e, também, a posterior consolidação do Estatuto Social.

c) Capital social subscrito e integralizado

Atualmente, a Companhia é uma sociedade por ações de capital aberto, constituída de acordo com as leis do Brasil e listada no segmento do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA.

O capital social da Companhia, em 31 de dezembro de 2005, é de R$ 2.445.766, totalmente subscrito e integralizado, e está representado por 652.742.192 ações ordinárias, todas nominativas e sem valor nominal. O valor patrimonial da ação, em 31 de dezembro de 2005 é de R$ 4,11 (R$ 4,27 por lote de mil ações em 31.12.2004).

O quadro societário da Companhia, está assim constituído:

Acionistas	**% do Capital**	
	2005	**2004**
Suez Energy South America Participações Ltda.	68,73	78,30
Banco Clássico S.A.	10,00	10,00
BNDES Participações S.A. – BNDESPAR	2,80	5,62
União Federal	1,90	1,90
Outros	16,57	4,18
	100,00	100,00

Com o objetivo de aumentar a liquidez das ações negociadas na BOVESPA, o acionista controlador, Suez Energy South America Participações Ltda., vendeu, através de Distribuição Pública Secundária de Ações Ordinárias, 62.500.000 ações, equivalente a 9,57% do Capital Social da Companhia.

A composição das reservas, está assim constituída:

Composição das reservas:	2005	2004
Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
Reservas de Lucros		
Reserva legal	148.257	102.252
Reserva de retenção de lucros	243	147.243
	148.500	249.495

NOTA 21 – DIVIDENDOS PROPOSTOS

No decorrer do ano de 2005, o Conselho de Administração da Companhia aprovou créditos de juros sobre o capital próprio, em conformidade com a Lei nº 9.249/95 e Deliberação CVM nº 207/96, com os seguintes valores:

- R$ 110.000, correspondentes a R$ 0,199740 por lote de mil ações Preferenciais Classe A, R$ 0,168516 por lote de mil ações Preferenciais Classe B e Ordinárias, aprovados em 12.05.2005, com o início dos pagamentos em 08.07.2005.
- R$ 122.000, correspondentes a R$ 0,186904 por ação Ordinária, aprovados em 19.10.2005, com o início dos pagamentos em 10.11.2005.
- R$ 39.700, correspondentes a R$ 0,060820 por ação Ordinária, aprovados em 15.12.2005, com o início dos pagamentos em 19.04.2006.

Os valores acima mencionados, líquidos do imposto de renda retido na fonte, estão sendo imputados aos dividendos referentes ao exercício de 2005.

Os juros sobre o capital próprio foram registrados em despesas financeiras e revertidos nessa mesma rubrica e não está sendo apresentado na demonstração do resultado do exercício, em virtude dos mesmos não produzirem efeitos no lucro operacional, mas tão-somente nas linhas do imposto de renda e da contribuição social.

Em 19.10.2005, o Conselho de Administração da Companhia, usando a competência que lhe conferem o artigo 19, inciso XV do Estatuto Social, aprovou a distribuição de dividendos intermediários com base nas reservas de lucros existentes em 31.12.2004, exceto a reserva legal, no valor de R$ 147.000, correspondentes a R$ 0,225204 por ação, os quais foram pagos em 10.11.2005 e, também, aprovou a distribuição de dividendos intercalares, com base nas demonstrações financeiras levantadas em 30.06.2005, no valor de R$ 141.000, correspondentes a R$ 0,216012 por ação, os quais também foram pagos em 10.11.2005. Essas distribuições estão fundamentadas no caput e no § 2º do artigo 204 da Lei nº 6.404/76.

11.01 - NOTAS EXPLICATIVAS

Os dividendos mínimos obrigatórios correspondem a 30% do lucro líquido ajustado nos termos da Lei das Sociedades por Ações, conforme disposto no § 1º do artigo 30 do Estatuto Social da Companhia.

	2005	2004
a) Cálculo dos dividendos mínimos obrigatórios		
Lucro líquido do exercício	920.096	775.192
Constituição da reserva legal (5%)	(46.005)	(38.760)
Base de cálculo	874.091	736.432
Dividendos mínimos obrigatórios (30% em 2005 e 25% em 2004)	**262.227**	**184.108**
b) Dividendos / juros sobre o capital próprio propostos		
Juros sobre o capital próprio, líquidos de IRRF	232.132	216.750
Dividendos intercalares	141.000	-
Saldo dos dividendos propostos	461.391	335.032
Subtotal	834.523	551.782
I.R.R.F. dos juros sobre o capital próprio	39.568	38.250
Total	**874.091**	**590.032**
Dividendos/juros sobre o capital próprio antes da retenção do imposto de renda, por ação em 2005 e por lote de mil ações em 2004 **(em R$ 1,00)**:		
Preferenciais classe A	-	0,920260
Preferenciais classe B	-	0,845321
Ordinárias	1,339106	0,845321

O saldo dos dividendos propostos, no valor de R$ 461.391, correspondente a R$ 0,706850 por ação, serão pagos após a deliberação da Assembléia Geral Ordinária que aprovar as Demonstrações Financeiras.

NOTA 22 – DETALHAMENTO DOS GASTOS OPERACIONAIS POR NATUREZA

	Controladora					
	2005					2004
	Custos		Despesas			
	Produção e comercializ.	Serviços Prestados	Despesas com Vendas	Gerais e Administrativas	Total	Total
Pessoal	73.943	6.391	5.785	37.400	123.519	111.913
Material	19.568	229	38	1.016	20.851	16.840
Serviço de terceiro	41.085	2.188	1.968	20.460	65.701	59.293
Combustível p.produção energia – CCC/CDE	311.131	-	-	-	311.131	275.502
Combustível p/produção energia – sem subvenção	101.570	-	-	-	101.570	134.666
Compensação financeira pela utilização de recursos hídricos	54.445	-	-	-	54.445	47.049
Encargos de uso da rede elétrica	-	-	116.395	-	116.395	106.636
Uso de bem público – UBP	3.671	-	-	-	3.671	4.831
Depreciação e amortização	157.394	-	36	1.178	158.608	175.057
Constituição de provisões operacionais, liquida	40.747	-	-	56.393	97.140	11.019
Reversão de provisões p/créditos de liquidação duvidosa, liquida	-	-	(9.071)	-	(9.071)	(12.133)
Seguros	6.530	414	-	280	7.224	8.434
Previdência privada – SB-40	-	-	-	17.442	17.442	23.435
Indenizações trabalhistas	-	-	-	1.199	1.199	2.940
Indenizações a terceiros	32	-	2.920	75	3.027	1.762
Contribuições setoriais	1.978	-	-	2.024	4.002	3.630
Taxa de fiscalização	-	-	-	7.812	7.812	5.863
Contribuições e doações	457	45	-	3.928	4.430	3.828
Outras despesas	8.401	61	224	9.186	17.872	22.112
	820.952	9.328	118.295	158.393	1.106.968	1.002.677

11.01 - NOTAS EXPLICATIVAS

	Consolidado					
	2005					2004
	Custos		Despesas			
	Produção e comercializ.	Serviços Prestados	Despesas com Vendas	Gerais e Administrativas	Total	Total
Pessoal	74.233	6.391	5.785	39.558	125.967	113.812
Material	21.379	229	38	1.207	22.853	17.931
Serviço de terceiro	48.123	2.188	2.453	22.566	75.330	66.568
Combustível p/produção energia – CCC	311.131	-	-	-	311.131	275.502
Combustível p.produção energia – sem subvenção	104.694	-	-	-	104.694	136.933
Compensação financeira pela utilização de recursos hídricos	69.152	-	-	-	69.152	59.182
Encargos de uso da rede elétrica	-	-	162.431	-	162.431	134.899
Uso de bem público – UBP	3.671	-	-	-	3.671	4.831
Depreciação e amortização	197.660	-	36	10.412	208.108	223.487
Constituição de provisões operacionais, líquida	40.083	-	-	56.499	96.582	10.598
Reversão de provisões p/créditos de liquidação duvidosa, liquida	-	-	(9.126)	-	(9.126)	(12. 095)
Seguros	8.348	414	-	477	9.239	10.752
Previdência privada – SB-40	-	-	-	17.442	17.442	23.435
Indenizações trabalhistas	-	-	-	1.199	1.199	2.940
Indenizações a terceiros	32	-	2.920	167	3.119	1.780
Contribuições setoriais	1.978	-	-	2.190	4.168	3.777
Taxa de fiscalização	-	-	-	9.156	9.156	7.138
Contribuições e doações	471	45	-	4.369	4.885	5.092
Outras despesas	8.635	61	259	24.357	33.312	33.041
	889.590	9.328	164.796	189.599	1.253.313	1.119.603

NOTA 23 – ARRENDAMENTO MERCANTIL

A Companhia utiliza operações de arrendamento mercantil para a renovação de seu parque de informática e de sua frota de veículos.

Os contratos atualmente existentes envolvem os seguintes bens:

a) Equipamento de informática

O prazo de arrendamento é de 36 meses e a aquisição dos bens pela arrendatária está contratualmente assegurada pelo valor unitário de R$ 1,00. Existem, em 31.12.2005, 349 microcomputadores contratados (341 em 31.12.2004), representando cerca de 63% do total.

O saldo das contraprestações a pagar, em 31.12.2005, é de R$ 655, dos quais R$ 395 vencem nos próximos 12 meses e R$ 260, nos meses subseqüentes. O montante das contraprestações efetivamente pagas no exercício de 2005 foi de R$ 535 (R$ 441 em 2004).

b) Frota de veículos

A Companhia tem contrato de arrendamento de 43 veículos, em 31.12.2005. Os contratos tem prazo de 36 meses, estando assegurada, à arrendatária, a aquisição dos bens no término dos contratos pelo valor equivalente a 20% do valor dos bens.

O saldo das contraprestações a pagar, que tiveram início no presente exercício, é de R$ 776, dos quais R$ 553 vencem nos próximos 12 meses e R$ 223, nos meses subseqüentes. O montante das contraprestações efetivamente pagas no exercício de 2005 foi de R$ 967 (R$ 658 em 2004).

NOTA 24 – INSTRUMENTOS FINANCEIROS

a) Gestão de risco

a.1) Risco de Mercado

A utilização de instrumentos financeiros, pela Companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas. Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

A Companhia tem registrado em seus livros operações de *swap* de taxa de juros no mercado internacional ficando passiva à taxa fixa média de 5,272% a.a. e ativa em Libor US$ seis meses, com início de fluência em 15.10.2001 e término em 16.10.2006, com valor atual de principal de US$ 4.426 mil, equivalente a R$ 10.360 em 31.12.2005, amortizado semestralmente a partir de 15.04.2002.

Em novembro de 2004, aproveitando-se da desvalorização do dólar frente ao real, a Companhia implementou uma política de maior proteção do seu passivo em moeda externa, através de operações de *swaps* no mercado de balcão, utilizando como veículo seu Fundo de Investimentos Exclusivo (ver Nota 3), onde a variação cambial de empréstimos e financiamentos foi trocada pela variação do CDI. Os vencimentos das operações de *swaps* são concomitantes com as datas de vencimento do fluxo de compromissos do passivo em moeda externa, considerando-se um período de vinte e quatro meses a partir de novembro de 2004. As operações são registradas na Cetip e têm como contraparte, instituições financeiras de comprovada solidez financeira e patrimonial, respeitando os limites de crédito definidos pela Companhia.

11.01 - NOTAS EXPLICATIVAS

Essas operações estão apresentadas nas demonstrações financeiras nas rubricas "Operações com derivativos", no passivo circulante, e "Perdas com operações de *swaps* taxa de câmbio/juros, na despesa financeira, conforme a seguir demonstrado:

	Controladora		Consolidado	
	2005	2004	2005	2004
Passivo Circulante				
Operações com derivativos	46.181	18.984	65.876	28.002
Despesa Financeira				
Perdas com *swaps* de taxa de câmbio/juros	104.537	19.554	130.253	28.157

A exposição líquida da Companhia ao fator de risco de mercado taxa de câmbio é a seguir demonstrada:

	Controladora		Consolidado	
	2005	2004	2005	2004
Empréstimos e financiamentos em moeda estrangeira	498.722	716.778	498.722	1.059.280
Instrumentos de hedge - *swaps*	(96.031)	(237.976)	(146.356)	(339.714)
Ativos em moeda estrangeira	(19.749)	(23.776)	(36.790)	(23.776)
Exposição líquida	**382.942**	**455.026**	**315.576**	**695.790**

a.2) Risco de Crédito

Nos contratos bilaterais de longo prazo e nos contratos iniciais de compra e venda de energia, firmados com distribuidoras, a Companhia busca minimizar o seu risco de crédito através da utilização de um mecanismo de constituição de garantias envolvendo os recebíveis de seus clientes.

A partir de 2003, com a redução das vendas de energia elétrica vinculadas aos contratos iniciais, conjugado com a entrada em operação de novas usinas, a Companhia deu inicio à ampliação de sua carteira de clientes, focando clientes industriais, os chamados Consumidores Livres. Para minimizar o risco de crédito diante desses parceiros comerciais foi criada, na Companhia, a área de crédito, cujo escopo do trabalho compreende a análise prévia e o estabelecimento, em conjunto com o Comitê de Crédito, de limite de crédito e garantias a serem exigidas das contrapartes.

Nas operações no mercado financeiro, a Companhia também possui limites de crédito com as instituições financeiras, os quais são revisados periodicamente pelo seu Comitê de Gestão Financeira, com base em avaliação interna e em *ratings* divulgados pelas agências classificadoras de risco.

Conforme mencionado na Nota 3, a partir deste exercício a Companhia mantém aplicações financeiras em Fundo de Investimentos Exclusivo. O montante das aplicações por instituição financeira está dentro dos limites definidos pela Companhia, através de sua política de créditos para instituições financeiras.

b) Valor de mercado

Nas operações envolvendo instrumentos financeiros, somente nos empréstimos e financiamentos foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis, principalmente em virtude de estes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado, a administração da Companhia utilizou fluxos de caixa futuros descontados a taxas julgadas adequadas para operações semelhantes, ou cotações do mercado internacional, quando disponíveis.

	Controladora			
	2005		2004	
	Contábil	Mercado	Contábil	Mercado
Empréstimos e encargos em moeda estrangeira	498.722	495.438	716.778	699.768
Empréstimos e encargos em moeda nacional	297.362	283.941	366.318	358.058
	796.084	779.379	1.083.096	1.057.826

Nas controladas, as operações envolvendo instrumentos financeiros não apresentam diferenças relevantes entre os valores médios de mercado e os valores apresentados nas demonstrações financeiras.

NOTA 25 – TRANSAÇÕES COM PARTES RELACIONADAS

A Companhia possui contratos com suas controladas, conforme a seguir especificados:

Itá Energética S. A. – ITASA

Contrato de Prestação de Serviços de Operação e Manutenção da Usina Hidrelétrica ITÁ, pela Companhia, celebrado, no âmbito do Consórcio Itá, em 11.09.1998, com vigência até 16.10.2030, cujos valores são reajustáveis anualmente pelo índice IGP-M.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 61 MW médios de energia de propriedade da ITASA na Usina Hidrelétrica Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pela variação do dólar mais inflação norte americana.

11.01 - NOTAS EXPLICATIVAS

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 167 MW médios de energia de propriedade da ITASA na Usina Hidrelétrica Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pelo IGP-M.

Companhia Energética Meridional – CEM

Contrato firmado em 09.04.1999, aditado em 15.04.1999 e 09.11.2002, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da CEM não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Compra e Venda de Energia Elétrica, firmado em 05.01.2001, aditado em 06.03.2001 e 09.08.2002, com vigência até 2015, para aquisição da energia elétrica produzida na UHE Cana Brava. O contrato estabelece a aquisição, pela Companhia, nos montantes anuais de 1.125.616 MWh, 2.189.036 MWh e 2.395.903 MWh, a partir dos meses de outubro de 2002, novembro de 2002 e dezembro de 2002, respectivamente. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Operação e Manutenção da UHE Cana Brava, celebrado em 05.01.2001, aditado em 09.03.2001 e 01.06.2002, com vigência até o término da concessão da usina e valores reajustáveis anualmente pelo IGP-M, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento.

Lages Bioenergética Ltda.

Contrato firmado em 02.01.2003, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da Lages não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.03.2004, com o objetivo de regular a compra, pela controlada, de até 26 MW médios mensais de energia elétrica de propriedade da Companhia, com vigência de 01.04.2004 a 31.03.2017.

Contrato de Operação e Manutenção da Unidade de Co-geração Lages, celebrado em 01.04.2004, com término em 31.03.2012, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento. O valor contratual é reajustado anualmente com base na variação da remuneração definida em Acordo Coletivo de Trabalho dos empregados da Companhia.

Tractebel Energia Comercializadora Ltda.

Contrato firmado em 01.11.2004, com vigência por prazo indeterminado, que tem por finalidade a prestação, pela Companhia, dos serviços de gerenciamento, planejamento, controle e administração econômica, contábil, fiscal, jurídica e financeira da controlada. O valor contratual é reajustado no menor período legalmente permitido (atualmente, período anual), pela variação do IGP-M.

11.01 - NOTAS EXPLICATIVAS

Os valores reconhecidos em contas patrimoniais e de resultado estão abaixo indicados:

	Controladora							
	2005							2004
	Suez Energy South America Partic. Ltda	CEM	ITASA	LAGES	Tractebel Energia Comerc. Ltda	CESS	Total	Total
Ativo								
Contas a receber	664	131	6.550	902	13.129	318	**21.694**	**16.531**
Passivo								
Fornecedores	-	30.578	9.831	1	-	-	**40.410**	**42.312**
Dividendos e juros sobre o capital próprio	340.307	-	-	-	-	-	**340.307**	**432.054**
Resultado								
Receita operacional								
Suprimento de Energia	-	-	-	5.959	58.371	-	**64.330**	**12.100**
Receitas de serviços								
Administração	-	594	-	93	26	395	**1.108**	**794**
Operação e manutenção	-	1.690	9.620	1.362	-	-	**12.672**	**11.254**
Custo de Energia Elétrica e Serviços								
Compra energia	-	249.310	121.256	-	-	-	**370.566**	**414.801**
Outros	-	-	-	10	-	-	**10**	**7**
Financeiro								
Receita	-	-	14	-	-	-	**14**	**3.291**

NOTA 26 – GARANTIAS A TERCEIROS

Itá Energética S.A. - ITASA

A Companhia e demais acionistas da ITASA são intervenientes nos contratos firmados entre a investida e o BNDES e outros agentes financeiros, vinculados à construção da UHE Itá. As intervenientes deram, em caução, a totalidade das ações de emissão da ITASA, de suas propriedades, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida apresentada nas demonstrações financeiras consolidadas da Companhia, em 31.12.2005 é de R$ 273.526 (R$ 303.736 em 31.12.2004).

A ITASA, para assegurar o pagamento das obrigações decorrentes dos contratos acima citados, deu as seguintes garantias ao BNDES e aos Agentes Financeiros: a) Penhor de Direitos Emergentes da Concessão para a exploração da UHE Itá; e b) Penhor de Direitos Creditórios decorrentes dos Contratos de Compra e Venda de Energia Elétrica celebrados com suas investidoras.

11.01 - NOTAS EXPLICATIVAS

Companhia Energética Meridional - CEM

A Tractebel Energia é interveniente no Contrato de Subscrição e Integralização de Debêntures não Conversíveis em Ações e no Contrato de Financiamento Mediante Abertura de Crédito, celebrados entre a controlada CEM e o BNDES, o primeiro em 19.05.1999, e aditado em 25.05.1999, e o segundo em 05.04.2000. Como interveniente, a Companhia assumiu as obrigações em relação aos contratos:

garantir o pagamento antecipado nas seguintes hipóteses exclusivas: a) de extinção da concessão por motivo imputável à CEM, aos intervenientes ou suas controladas, coligadas ou controladoras; e b) celebração de acordo com o Poder Concedente pela CEM, pelos intervenientes ou por qualquer uma de suas controladas, coligadas ou controladoras, visando à extinção da concessão;

ceder ao BNDES quaisquer valores resultantes de indenização recebida em função da extinção da concessão da UHE Cana Brava, pelo Poder Concedente.

Além das obrigações acima especificadas, a Tractebel Energia deu ao BNDES, em caução, a totalidade das ações de sua propriedade, representativas do capital social da CEM, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 31.12.2005 totaliza R$ 200.926 (R$ 558.525 em 31.12.2004).

A CEM cedeu os recebíveis decorrentes da geração e da comercialização provenientes da Usina Hidrelétrica Cana Brava, em garantia de pagamento de seus empréstimos e financiamentos.

Lages Bioenergética Ltda.

A Companhia é interveniente fiadora no Contrato de Abertura de Crédito Fixo celebrado entre Lages Bioenergética e o Banco Regional de Desenvolvimento do Extremo Sul – BRDE, em 25.07.2003, tendo cedido, em caução, as quotas de participação no capital social da controlada, de sua propriedade, até a liquidação final de todas as obrigações assumidas no referido contrato. A dívida em 31.12.2005 totaliza R$ 44.597 (R$ 48.743 em 31.12.2004).

A Lages Bioenergética, para assegurar o pagamento das obrigações decorrentes do contrato acima citado, cedeu em garantia os recebíveis decorrentes da comercialização da energia elétrica proveniente da Unidade de Cogeração.

NOTA 27 – SEGUROS

A Companhia possui apólice de seguros abrangente de riscos operacionais com valor declarado para danos materiais de US$ 3.515.233 mil, equivalentes a R$ 8.228.106 mil em 31.12.2005, e de lucro cessante com valor declarado de US$ 98.503 mil, equivalentes a R$ 230.566 mil em 31.12.2005. O limite máximo combinado para indenização de danos materiais e lucros cessantes é de US$ 150.000 mil, equivalentes a R$ 351.105 mil em 31.12.2005, por evento.

A apólice e os valores acima se referem aos bens do patrimônio da Companhia. A UHE Cana Brava, cuja concessão pertence à controlada CEM, está incluída na apólice da Tractebel Energia com valor declarado para danos materiais de US$ 320.000 mil, equivalentes a R$ 749.024 mil em 31.12.2005, e lucro cessante de US$ 8.105 mil, equivalentes a R$ 18.971 mil em 31.12.2005.

Além dessas coberturas, a Companhia possui apólices de responsabilidade civil com cobertura de US$ 50.000 mil, equivalentes a R$ 117.035 mil em 31.12.2005. Estas apólices incluem a UHE Itá, construída e explorada em consórcio com a controlada em conjunto ITASA.

A controlada Lages Bioenergética Ltda. possui seguro de Riscos Operacionais com cobertura de US$ 25.000 mil equivalentes a R$ 58.518 mil em 31.12.2005, e possui também, apólice de responsabilidade civil com cobertura de US$ 50.000 mil, equivalentes a R$ 117.035 mil em 31.12.2005.

Além destes seguros estratégicos, a Companhia possui seguros para cobertura de riscos em transportes nacionais e internacionais, seguro de responsabilidade de Conselheiros, Diretores e Administradores – (D&O) extensivo as suas controladas, bem como, seguro de vida em grupo para os seus Diretores e Empregados.

NOTA 28 – CONTRATOS DE LONGO PRAZO

Além dos contratos com sociedades controladas citados na Nota 25, a Companhia possui direitos e compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

Em conformidade com a Lei nº 9.648/98 e Decreto nº 2.655/98, estabelecendo que o acesso e uso dos sistemas de transmissão de energia elétrica sejam contratados separadamente da compra e venda de energia propriamente dita, a Companhia, em 20 de agosto de 1998, assinou o Contrato de Conexão com a ELETROSUL Centrais Elétricas S.A., com vigência a partir de 1º de setembro de 1998, até a data de extinção das concessões das unidades geradoras da Tractebel Energia, ou a extinção da transmissora, o que ocorrer primeiro.

b) Contrato de Uso do Sistema de Transmissão e Distribuição

Para atender os contratos de venda da energia elétrica liberada dos Contratos Iniciais e da energia elétrica oriunda das usinas que entraram em operação comercial a partir de 01.01.2002, a Companhia celebrou contratos com o Operador Nacional do Sistema Elétrica – ONS, empresas transmissoras e Empresa Energética do Mato Grosso do Sul S.A. – ENERSUL, com vigência até a data da extinção das concessões ou autorizações das unidades geradoras da Tractebel Energia ou a

extinção empresas transmissoras e distribuidoras, o que ocorrer primeiro, através dos quais assumiu 75% dos custos de transmissão, ficando os 25% restantes sob a responsabilidade das concessionárias distribuidoras. Os custos, para a Companhia, totalizaram R$ 110.280 em 2005 (R$ 100.964 em 2004).

c) Contratos Bilaterais de Venda de Energia Elétrica

Em 31.12.2005, os Contratos Iniciais de Compra e Venda de Energia Elétrica da Companhia foram extintos, conforme redução de 25% ao ano, ocorrida a partir de 2003. Com isso, a energia liberada desse Contratos foram contratadas através da venda a Consumidores Industriais, Comercializadoras e Distribuidoras.

Contratante	Período da Contratação	Energia Contratada (MWh)
RGE	01.01.2006 a 31.12.2014	33.324.510
CELESC	01.01.2006 a 31.12.2007	262.760
	01.01.2006 a 31.12.2008	18.542.585
Companhia Paulista de Força e Luz	01.01.2006 a 31.12.2010	8.456.168
Companhia Piratininga de Força e Luz	01.01.2006 a 31.12.2010	4.931.584
Light	01.01.2006 a 31.12.2007	665.658
Comercializadoras	01.01.2006 a 31.12.2007	5.854.802
	01.01.2006 a 31.12.2010	15.749.276
	01.01.2006 a 31.12.2016	10.525.045
Consumidores Industriais	01.01.2006 a 31.12.2007	7.932.943
	01.01.2006 a 31.12.2010	4.081.552
	01.01.2006 a 31.12.2012	2.786.208
Distribuidoras		
1º Leilão de Energia existente (2004)	01.01.2007 a 31.12.2014	701.280
2º Leilão de Energia existente (2005)	01.01.2008 a 31.12.2015	10.512.000
4º Leilão de Energia existente (2005)	01.01.2009 a 31.12.2016	26.709.648
Leilão de Energia Nova (2005)	01.01.2010 a 31.12.2039	52.560.000

d) Compra de Energia Elétrica da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, a partir de 21.06.2000, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL.

11.01 - NOTAS EXPLICATIVAS

No mês de março de 2005, a Agência Nacional de Energia Elétrica - ANEEL realizou fiscalização para verificar as condições de garantia de entrega física da UTE Uruguaiana e das Interconexões de Garabi (CIEN), onde foi constatada a indisponibilidade de efetiva geração e transporte de energia elétrica pelos agentes fiscalizados, nos montantes contratados. Em decorrência deste fato, o Ministério de Minas e Energia expediu a Portaria nº 153, de 30.03.2005, definindo novos valores de garantia física dos respectivos empreendimentos de geração e interconexões.

Em 01.04.2005 foi publicada a Resolução Normativa ANEEL nº 155/05 estabelecendo os critérios a serem utilizados pelo Operador Nacional do Sistema Elétrico – ONS e pela Câmara de Comercialização de Energia Elétrica – CCEE na determinação dos limites de disponibilidade de geração e de garantia física de energia para a UTE Uruguaiana e para as Interconexões de Garabi. Com base nos referidos atos normativos foi reduzido o valor da garantia física originalmente atribuído à CIEN para o atendimento do contrato, de 300 MW para, aproximadamente, 72 MW. Em razão do modo como o contrato está registrado na CCEE, esta redução deixaria a Companhia sujeita às penalidades previstas na legislação setorial, por insuficiência de lastro físico, além da exposição ao mercado de curto prazo da CCEE, o que a levou a firmar contrato para compra da energia elétrica correspondente de outro agente.

Por força do ocorrido, a Companhia entende que ficou caracterizado inadimplemento contratual por parte da CIEN, e que multas e ressarcimentos previstos no contrato tornaram-se devidos à Companhia. Assim, baseada em dispositivos contratuais que determinam que os valores constantes das faturas emitidas pela CIEN já devem ser líquidos de todos os montantes por elas devidos à Companhia a título de multas e ressarcimentos (o que não vem sendo feito pela CIEN com relação a nenhuma das faturas por ela emitidas sob o contrato desde a redução de sua garantia física), a Companhia não vem efetuando o pagamento das referidas faturas, desde março de 2005, por serem tais faturas consideradas inábeis.

e) Compra de gás natural

Em 10 de novembro de 2000, a Companhia celebrou contrato de aquisição de gás natural com a Companhia de Gás do Mato Grosso do Sul – MSGÁS, com vigência de 5 anos a partir de 2001, início da operação comercial a gás da Usina Termelétrica William Arjona, localizada em Campo Grande – MS.

f) Revitalização dos geradores da Usina Hidrelétrica Salto Osório

Em 19 de dezembro de 2003, a Companhia celebrou contrato com a GE Hydro Inepar do Brasil S.A., com vigência de quatro anos, para a reforma geral das seis unidades geradoras da UHE Salto Osório.

NOTA 29 – SEVIÇOS DE AUDITORIA

Os auditores independentes da Companhia e de suas controladas não prestam outros serviços além dos serviços de auditoria contábil.

CONSELHO DE ADMINISTRAÇÃO

Maurício Stolle Bähr
Presidente

Jan Franciscus María Flachet
Vice-Presidente

Manoel Arlindo Zaroni Torres
Conselheiro

Victor-Frank de Paula Rosa Paranhos
Conselheiro

Dirk Beeuwsaert
Conselheiro

Nicolas Alain Marie Tissot
Conselheiro

Luiz Antônio Barbosa
Conselheiro

DIRETORIA EXECUTIVA

Manoel Arlindo Zaroni Torres
Diretor Presidente

Marc Verstraete
Diretor Financeiro e de Relações com Investidores

Miroel Makiolke Wolowski
Diretor de Comercialização e Negócios e Diretor de Implantação de Projetos

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Marco Antonio Amaral Sureck
Diretor de Planejamento e Controle

Luciano Flávio Andriani
Diretor Administrativo

DEPARTAMENTO DE CONTABILIDADE

Marcelo Cardoso Malta
Contador – CRC RJ 072259/O-5

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE